Exhibit 99

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

TABLE OF CONTENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

TABLE OF CONTENTS		PAGE NUMBER

Board of Directors		3

Corporate Governance Statement		5

Risk Management		12

5 Year Financial Summary		14

Directors’ Report		15

Lead Auditor’s Independence Declaration		41

Income Statements		42

Balance Sheets		43

Statements of Recognised Income and Expense		44

Statements of Cash Flows		45

Notes to the Financial Statements
1	Summary of significant accounting policies	48

Notes to the Income Statements
2	Interest	60
3	Other income	60
4	Bad and doubtful debts	61
5	Operating expenses	61
6	Income tax expense	62
7	Significant items	63
8	Dividends provided for or paid	64
9	Earnings per share	65

Asset Notes
10	Cash and liquid assets	66
11	Receivables due from other financial institutions	66
12	Assets at fair value through the income statement	66
13	Available for sale investments	67
14	Loans and other receivables	68
15	Bank acceptances	69
16	Provisions for impairment	69
17	Concentration of credit risk	70
18	Investments in controlled entities	72
19	Property, plant and equipment	73
20	Intangible assets	74
21	Deferred tax assets/liabilities	75

Liability Notes
22	Deposits and other borrowings	76
23	Payables due to other financial institutions	76
24	Other provisions	76
25	Bonds and notes	77
26	Loan capital	78
27	Bills payable and other liabilities	78

Shareholders’ Equity Notes
28	Share capital	79
29	Reserves	80
30	Retained profits	81
31	Equity attributable to minority interests	81

Other Notes
32	Remuneration of auditors	82
33	Share and option plans	82
34	Average balances and related interest	88
35	Segmental results	90
36	Deed of cross guarantee	92
37	Commitments	94
38	Liability for defined benefit fund obligation	94
39	Contingent liabilities, assets and commitments	95
40	Financial risk management	96
41	Derivatives	107
42	Fair values of financial instruments	110
43	Capital Management	111
44	Related parties	112
45	Events subsequent to balance date	118

Directors’ Declaration		119

Independent Audit Report		120

Supplementary Information
	Capital adequacy	122
	Information regarding shareholdings	124

Contact details		136

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

BOARD OF DIRECTORS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

JOHN SIMON CURTIS

BA LLB (Hons)

Chairman

John Curtis, aged 58, was appointed to the Board in October 1997 and was appointed Chairman on 1 April 2008.  Since 1987, he has been a professional company Director and is currently the Chairman of Allianz Australia Limited, the Chairman of Merrill Lynch Australia Advisory Board and a member of the Merrill Lynch Global Advisory Council.  He is also the Chairman of the UTS Business School Executive Council.  Prior to 1987, Mr Curtis was responsible as Managing Director for the operations of Wormald International Limited at various times in Australia, Europe and the Americas.

TERRY JAMES DAVIS

Non-Executive Director

Terry Davis, aged 50, is currently the Chief Executive Officer and Managing Director of Coca-Cola Amatil Limited. He was appointed to this role in 2001 and prior to this was with the Foster’s Brewing Group in various positions, including Managing Director of Beringer Blass Wine Estates, the wine division of Foster’s. Between 1987 and 1997, he was with the Cellarmaster Wines Group as Managing Director. He joined the St.George Board on 17 December 2004. He is currently a member of the University of New South Wales Council. Mr Davis is Chairman of St.George’s Board Nomination and Remuneration Committee.

RICHARD ANTHONY FOUNTAYNE ENGLAND

FCA MAICD

Non-Executive Director

Richard England, aged 58, is a professional company Director and chartered accountant.  He joined the St.George Board in September 2004.  Mr England is currently Chairman of Ruralco Holdings Limited, KH Foods Limited and Chandler Macleod Limited and is a Director of Choiseul Investments Limited and Healthscope Limited.  He is a former partner of Ernst & Young.  Mr England was also Chairman of GroPep Limited from 1998 to 2006 and was a Director of ITL Limited from 2003 to 2007.  Mr England is a member of St.George’s Board Audit, Due Diligence and Risk Management Committees.

PAUL ANTHONY FEGAN

MBA FFin GAICD

Chief Executive Officer and Managing Director

Paul Fegan, aged 47, was appointed as St.George’s Chief Executive Officer on 13 November 2007 and Managing Director on 7 February 2008.  Mr Fegan joined St.George in June 2002 as Group Executive Wealth Management and assumed responsibility for Wealth Management & Retail Financial Services in November 2004.  Following a restructure in April 2007, he was appointed head of the newly formed Retail Bank & Wealth Management division.  Formerly, Mr Fegan was based in the UK as Chief Operating Officer of Yorkshire Bank.  He also held Director positions in both Yorkshire Bank and Clydesdale Bank and a series of senior appointments in Australia, the US, Hong Kong, the UK and Ireland.  He is a Director of St.George’s funds administration subsidiary, Asgard Wealth Solutions Limited.

PETER JOHN OSWIN HAWKINS

BCA (Hons) FAICD SFFin FAIM ACA (NZ)

Non-Executive Director

Peter Hawkins, aged 54, was appointed to the Board in April 2007.  He is currently a Director of Visa Inc., Mirvac Limited Group, Liberty Financial Pty Limited, Treasury Corporation of Victoria, Clayton Utz and The Camberwell Grammar School.  He held various senior management and Directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005 and was also a Director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005 and Esanda Finance Corporation from 2002 to 2005.  Mr Hawkins is a member of St.George’s Board Audit, Due Diligence, Nomination and Remuneration and Risk Management Committees.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

BOARD OF DIRECTORS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

RODERIC (RICK) HOLLIDAY-SMITH

BA (Hons) CA FAICD

Non-Executive Director

Rick Holliday-Smith, aged 58, was appointed to the Board in February 2007. He is currently the Chairman of Snowy Hydro Limited and is also a Director of ASX Limited, Cochlear Limited and Servcorp Limited.  Mr Holliday-Smith was a Director of Wardley Australia Limited (a subsidiary of The Hong Kong and Shanghai Banking Corporation Limited) and Intermarine Australia Limited, Managing Director of HongKongBank Limited (London), Chief Executive Officer of Chicago Research and Trading Group Limited (CRT) (Chicago) and President and CEO of NationsBank-CRT (Chicago).  He was Chairman of SFE Corporation Limited from 1999 to 2006 and Exco Resources NL from 1998 to 2005.  He was also a Director of DCA Group Limited from 2004 to 2006.  He is a member of St.George’s Board Risk Management Committee.

PAUL DEAN RAMSBOTTOM ISHERWOOD

AO FCA

Non-Executive Director

Paul Isherwood, aged 69, was appointed to the Board in October 1997.  He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants.  He is Chairman of Globe International Limited and is a Director of Australand Holdings Limited Group.  He was a Director of Stadium Australia Management Limited from March 1996 to May 2007 and was its Chairman from May 1997 to May 2007.  Mr Isherwood is Chairman of St.George’s Board Audit and Due Diligence Committees.  He is also Chairman of St.George Life Limited and St.George Insurance Australia Pty Limited.

LINDA BARDO NICHOLLS

AO BA (Econ) MBA (Harvard) FAICD

Non-Executive Director

Linda Nicholls, aged 60, was appointed to the Board in August 2002.  She is Chairman-elect of Healthscope Limited, a Director of Sigma Pharmaceuticals Group and Insurance Manufacturers of Australia, a Director of the Australian Institute of Company Directors (AICD), President of AICD Vic Div and a member of the Merrill Lynch Australia Advisory Board.  Mrs Nicholls was a Director of Australian Postal Corporation from 1989 to 2006 and was its Chairman from 1997 to 2006.  She was a Director of Perpetual Trustees Australia Limited from 1996 to 2005.  She is Chairman of St.George’s Board Risk Management Committee and is a Director of its funds administration subsidiary, Asgard Wealth Solutions Limited.

GRAHAM JOHN REANEY

BComm CPA

Non-Executive Director

Graham Reaney, aged 65, was appointed to the Board in November 1996.  Mr Reaney’s business experience spans 30 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited.  Other former positions included Managing Director of Industrial Equity Limited.  He is Chairman of PMP Limited and a Director of AGL Energy Limited.  Mr Reaney is a member of St.George’s Board Risk Management and Nomination and Remuneration Committees and the BankSA Advisory Board.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

OVERVIEW

The Australian Stock Exchange Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations (the Recommendations) released in March 2003 require listed entities to include a statement in their annual report disclosing the extent to which they have followed the Recommendations during the reporting period. We confirm that, as at the date of this report, St.George was in compliance with all of the Recommendations during the reporting period.

A revised version of the Recommendations was released in August 2007 by the Australian Securities Exchange (ASX) (the Revised Recommendations). The Revised Recommendations will apply to St.George in respect of its first financial year commencing on or after 1 January 2008. This means St.George will be disclosing in its annual report for the year ended 30 September 2009 whether it complies with the Revised Recommendations. St.George expects to comply with the Revised Recommendations before that date.

THE BOARD OF DIRECTORS

The Board of Directors is responsible for St.George’s overall performance and governance. The functions, responsibilities, composition and procedures of the Board are set out in the Board Charter. Under the Board Charter the Board’s responsibilities include:

•                  overseeing  the performance and activities of the Bank through agreed goals and strategy;

•                  assessing performance against Board approved budgets, targets and strategies;

•                  overseeing  the management of the Bank’s business;

•                  overseeing  appropriate controls, systems and procedures within the Bank to manage the risks of its businesses and compliance with all regulatory and prudential requirements including, without limitation, occupational health and environmental issues;

•                  reviewing matters of general corporate governance;

•                  appointing and removing the Managing Director;

•                  ratifying the appointment and, where appropriate, the removal of the company secretary;

•                  monitoring senior management’s performance and implementation of the Board approved strategies and ensuring appropriate succession planning is in place;

•                  approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures;

•                  approving and monitoring material financial and other reporting; and

•                  setting delegated spending limits.

BOARD COMPOSITION AND SKILLS

There are currently eight non-executive Directors on the St.George Board. St.George’s Constitution provides that there must be a minimum of five and a maximum of ten Directors and the Board Charter provides that the Board will only appoint one executive Director to the Board, that being the Managing Director.

Mr John Thame resigned as Chairman of the Board on 1 April 2008 and was succeeded by Mr John Curtis.  Mr Thame remained on the Board until his retirement on 1 July 2008.  As a consequence of his increased duties as Chairman, Mr John Curtis resigned from a number of the Board’s committees as described below.

Mr Paul Fegan was appointed Chief Executive Officer of the Bank on 13 November 2007 and joined the Board as Managing Director on 7 February 2008.

It is St.George’s policy that the Chairman of the Board must be an independent Director and is not the Managing Director. The Board comprises a majority of independent Directors.

Each Director is assessed regarding their independence in light of interests disclosed by them and on the basis of criteria defined in the Board Charter. Directors are required to provide the Board with all relevant information to assess their independence.

For the purposes of determining a Director’s independence, the Board applies criteria that are based on those suggested by the Recommendations.  A Director will be considered to be independent if that Director:

(a)              is a non-executive Director (i.e. is not a member of management);

(b)             has not been a substantial shareholder of the Bank or an officer of, or otherwise associated directly with, a substantial shareholder of the Bank;

(c)              has within the last three years not been employed in an executive capacity by the Bank or another group member, or been a Director after ceasing to hold any such employment;

(d)             has within the last three years not been a principal of a material professional adviser or a material consultant to the Bank or another group member, or an employee materially associated with the service provided;

(e)              has not been a material supplier or customer of the Bank or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

(f)                has no material contractual relationship with the Bank or another group member other than as a Director of the Bank;

(g)             has not served on the Board for a period which could, or could reasonably be perceived to, interfere materially with the Director’s ability to act in the best interests of the Bank; and

(h)             has been free from any interest and any other business relationship which could, or could reasonably be perceived to, interfere materially with the Director’s ability to act in the best interests of the Bank.

The Board considers a “substantial shareholder” to be a person with a substantial holding as defined in section 9 of the Corporations Act 2001.

Materiality is defined, for the purposes of paragraphs (d), (e) and (f) above, as a contractual relationship pursuant to which payments are made representing greater than 5% of the revenues of the supplier/adviser/consultant/counterparty, or greater than 5% of the costs of the customer/counterparty in the relevant party’s financial year. Materiality for the purposes of paragraphs (g) and (h) will be construed by the Board as it deems appropriate in shareholders’ best interests as relevant circumstances arise.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The Board has this year assessed each of the Directors in office at the date of this report against the above criteria and considers that all of the non-executive Directors are independent. The names of the Directors can be found on pages 3 to 4.

Directors are required to have a broad range of commercial expertise and experience, particularly in a field which is complementary to the Bank’s activities and strategy, or to have appropriate professional qualifications, to provide value to the Board’s deliberations. Board members must have proven ability and capacity to make a meaningful contribution to Board strategy and policy and participate in the overseeing of the proper functioning of management. As set out on pages 3 to 4, all of the current members of the Board have the skills, experience and expertise relevant to their position.

PERFORMANCE REVIEW

Each year the Board reviews the performance of the Board, the Board committees, the Bank, its senior executives, the relationship between the Board and management and matters of general corporate governance.

In addition, the Chairman of the Board conducts an annual questionnaire and interview with each non-executive Director as part of the review of the performance and contribution to the Board of each non-executive Director. The last review of the Board was conducted in September 2007.

The annual questionnaire includes questions regarding the Board’s effectiveness, its strategic planning, its target and performance measures, corporate governance compliance, the level of openness and transparency between it and management, the appropriateness of its current composition, the appropriateness of the levels of skills of the current Board, the level of encouragement for diversity of views and the extent to which any such diverse views are addressed constructively.  Questions regarding the performance of the Chairman are also included in the questionnaire.

In completing the questionnaire and attending the interviews, the non-executive Directors are able to make comments or raise issues relating to the Board or its performance or a Board Committee’s performance.

The results of the questionnaire and interviews are presented to the Board annually by the Chairman. In addition, the Board as a whole reviews the performance of the Managing Director at least annually and the Chairman of the Nomination and Remuneration Committee facilitates an evaluation by all Directors of the performance of the Chairman of the Board.

The Nomination and Remuneration Committee Chairman determines the performance criteria to be considered in these reviews. The Charter of the Nomination and Remuneration Committee authorises it to receive reports from external sources on Board composition, procedures and performance criteria.

DIRECTORS’ RETIREMENT AND RE-ELECTION

One third of the Directors (excluding the Managing Director) must retire each year at the Annual General Meeting, but may stand for re-election.

St.George’s policy is that no Director can be appointed to the Board if he or she is aged 65 years or over, and a Director must retire at the conclusion of the Annual General Meeting following that Director turning 72 years. The Board’s policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no Director should be appointed to fill a casual vacancy if he or she would be over 60 years when appointed. Details of the current Directors serving on the Board are provided on pages 3 to 4.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The Nomination and Remuneration Committee considers and makes recommendations to the Board regarding the composition and remuneration of the Board and on any proposed Board performance criteria. Details of the remuneration paid to the Directors (executive and non-executive) and specified senior executives are set out in the Remuneration Report contained in the Directors’ Report on pages 15 to 34.

The process for evaluating the performance of senior executives and details of the occurrence of the performance evaluation are contained in the Directors’ Report on pages 15 to 34.

RETIREMENT BENEFITS

The Board of Directors terminated its retirement benefits scheme for non-executive Directors, effective from 30 September 2003, following the approval of shareholders at the 2003 Annual General Meeting. Non-executive Directors appointed after 30 September 2003 are not entitled to retirement benefits. Payment of retirement benefits for Directors in office at 30 September 2003 will not exceed the amount accrued in respect of that Director as at 30 September 2003.

INDEPENDENT PROFESSIONAL ADVICE

To assist in the performance of their duties, Directors may, in consultation with the Chairman and at the expense of the Bank, seek independent advice on any matter before the Board, with such advice being made available to all Directors.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

MARKET DISCLOSURE POLICY

St.George is committed to a best practice disclosure policy, with properly detailed and timely disclosure to the market of relevant information about St.George. It recognises that keeping the investor community fully informed and resisting pressure to give preferential access to analysts, institutions or others enhances corporate credibility and investor confidence, with a positive influence on share price.

This commitment is reflected in St.George’s Company Disclosure Policy and Communications Strategy, a copy of which is available on the St.George website. These written policies have been designed to ensure compliance with ASX Listing Rule disclosure requirements and the Recommendations.

The policy provides that all material information is to be immediately notified to the investor community through the ASX, without preferential access to any individual or group. To ensure best practice in disclosure, all new information in the first instance will be released to the ASX. The General Counsel and Secretary of the Bank is primarily responsible for communicating with the ASX and for ensuring all information is clear, objective and factual and that no material information is omitted. The Policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information which could potentially require disclosure is reported promptly to the Managing Director through relevant senior executives for assessment by the Managing Director with the Group Executive, Strategy, and/or Chief Financial Officer and General Counsel and Secretary. Compliance with the Disclosure Policy is monitored on a quarterly basis by the Board’s Risk Management Committee and the Policy is reviewed annually by that Committee.

St.George endeavours to improve access to information by investors by using, where reasonable, current technology to ensure the widest possible dissemination of information in a timely manner. All ASX announcements are posted to the St.George website and the Bank’s announcement of its yearly and half yearly financial results and shareholders meetings are webcast.

All media enquiries relating to issues material to St.George are coordinated by the Group Executive, Strategy, in consultation, if appropriate, with the Chief Financial Officer, with only certain nominated senior staff authorised to make media comments.

COMMITTEES OF THE BOARD

The Board’s structure of Board Committees assists it in managing its responsibility for oversight and control. The Board has established four Committees to assist in the execution of its responsibilities. These are the Audit Committee, the Nomination and Remuneration Committee, the Due Diligence Committee and the Risk Management Committee.

Each of these Committees operates under Board-approved Charters which are reviewed regularly by the Board. The Charters deal with the purpose, membership, responsibilities and authorities of each Committee, together with the quorum and frequency of meetings. Copies of these charters are available on the St.George website. Additional committees may be formed from time to time to deal with specific matters.

Minutes of Committee meetings and Committee recommendations are provided to the Board.

AUDIT COMMITTEE

ROLE

In discharging its audit role, the Committee receives and considers reports and recommendations from the Bank’s management and makes recommendations to the Board in respect of the Bank’s financial reporting, Australian Prudential Regulation Authority reporting, systems for internal control and both internal and external audit processes.

In addition, the Audit Committee reviews major disclosure documentation prior to its issue to the market, such as financial results disclosure and other significant disclosures made to the market.

COMPOSITION

The Audit Committee has a membership of at least three non-executive Directors, the majority of whom are independent. The Audit Committee Chairman is independent and is not the Chairman of the Board.

The current members are RAF England, PJO Hawkins (appointed on 29 April 2008) and PDR Isherwood (who is the Chairman).   JS Curtis resigned from the Committee on 1 April 2008.

The qualifications of the members of the Audit Committee are set out on pages 3 to 4.

At the end of each reporting period, the Audit Committee reviews the Group’s half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit Committee with the external auditor also having a direct line of communication to the Board’s Chairman. The external auditor is invited to attend Audit Committee meetings each quarter and addresses the Audit Committee in the absence of members of management. In addition, the external auditor attends the annual general meeting of the Bank and is available to answer shareholder questions about the conduct of the audit, the preparation and content of the auditor’s report, the accounting policies adopted by the Bank in relation to the preparation of the financial statements and the independence of the auditor in relation to the conduct of the audit.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

SELECTION CRITERIA, APPOINTMENT AND ROTATION OF EXTERNAL AUDITOR

The Board is responsible for appointing the external auditor, subject to confirmation by the shareholders at an annual general meeting.

The Audit Committee is responsible for making recommendations to the Board regarding the nomination of external auditors to the Group and reviewing the adequacy of existing external audit arrangements.

Below is a summary of the selection criteria of the Bank’s external auditor. The summary of criteria is based on the Bank’s “Fit and Proper Policy” for appointing responsible persons as required under the prudential standards set by the Australian Prudential Regulation Authority. Depending on the circumstances, details of the criteria may change from time to time.

The assessment of a candidate for external auditor takes into account a number of key criteria, including: (i) the adequacy of the candidate’s experience and resources; (ii) whether the candidate is recognised locally and internationally and well respected; (iii) the nature of the candidate’s audit approach and methodology; (iv) the level of the candidate’s compliance with its obligations to the Bank as set out in the Audit Committee Charter and the “The Provision of Audit and Other (Non-Audit) Services by the External Auditor Policy”; and (v) the overall terms of the engagement letter.

KPMG was appointed the Bank’s external auditor at its Annual General Meeting in December 1998 and continues in this role. The responsible audit partner must be rotated at least every five years and cannot work on the Bank’s audit for a period of two years following a rotation. It was on this basis that the Bank’s current responsible audit partner, Mr Paul Reid succeeded Mr John Teer in 2005/2006.  Details of the total fees paid to the auditor are set out in page 82.

EXTERNAL AUDITOR INDEPENDENCE

The Provision of Audit and Other (Non-Audit) Services by the External Auditor Policy (the External Auditor Policy) allows for the provision of non-audit related services by the Bank’s auditor.  However, the prior approval of the Chairman of the Audit Committee is required where non-audit services are sought from the Bank’s auditors for which the proposed fee exceeds a specified level. The annual fees payable to the Bank’s auditor for non-audit services for which, under the External Auditor Policy, the Audit Committee Chairman’s approval is not required, are reviewed by the Audit Committee above specified levels. The fees payable to the Bank’s auditor for non-audit services are also set out on page 82. The auditor cannot be engaged to provide non-audit services that may materially conflict with its obligations and responsibilities as the Bank’s auditor. In addition, the policy prohibits audit firm partners and senior professional staff (and their families) from directly investing in the Bank’s shares, borrowing from the Bank or being a Director or holding an executive position in the Bank which is of significance to the audit.

It is one of the functions of the Audit Committee to assess the performance and independence of the Bank’s external auditor and whether the independence of this function is maintained having regard to the provision of non-audit related services.

The External Auditor Policy was reviewed in August 2007 to reflect the requirements of the Corporations Act 2001 and certain requirements that are imposed by overseas regulatory regimes that may be applicable to the operations of St.George.  For example, certain subsidiaries of the Bank are subject to various US Securities and Exchange Commission (SEC) rules governing auditor independence as a result of the need to comply with SEC Regulation AB filing requirements.

A copy of the External Auditor Policy is available on the St.George website. It must be read in conjunction with the Audit Committee Charter and the Group’s overriding terms and conditions applicable to engagements undertaken by its external auditor.

In accordance with the External Auditor Policy, in this report the Audit Committee declares that the level of other (non-audit) services provided by the external auditor is compatible with maintaining auditor independence. This is further expanded on in the “Directors’ Report”.

NOMINATION AND REMUNERATION COMMITTEE

ROLE

The Nomination and Remuneration Committee meets as required to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and, where required, the suitability of nominations for the position of Director.

Recommendations are also made by the Nomination and Remuneration Committee to the Board regarding the Bank’s recruitment, retention and termination policies and procedures for senior executives.

This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value which the person may bring to the Board and his or her ability to make a contribution to the Board’s strategy, policy and effectiveness.

The Nomination and Remuneration Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs including the remuneration for the Managing Director and senior executives.

In addition, the Nomination and Remuneration Committee makes determinations as required of it under the rules of St.George’s employee share/option plans.  The Managing Director does not attend parts of meetings which relate to the assessment of the Managing Director’s remuneration.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

COMPOSITION

The Nomination and Remuneration Committee has a minimum of three members, the majority being independent Directors and is chaired by the Chairman of the Board, or an independent Director.

The current members of the Nomination and Remuneration Committee are TJ Davis (who is the Chairman), PJO Hawkins and GJ Reaney. JS Curtis resigned from the Committee on 29 April 2008.

REMUNERATION POLICIES

The Bank’s remuneration policies are set out in the remuneration report on page 15 to 34 of the Directors’ Report.

DUE DILIGENCE COMMITTEE

ROLE

The Due Diligence Committee meets for the purposes of reviewing the planning memorandum and/or other procedures proposed by the Bank’s management for determining the content of disclosure documents to be issued in connection with capital raising or other major transactions proposed to be undertaken by the Bank.  It oversees the due diligence and verification conducted in relation to such disclosure documents and recommends to the Board whether such disclosure documents can be issued and monitors compliance with the regulatory regime applicable to such documents.

COMPOSITION

The Due Diligence Committee comprises the members of the Audit Committee; membership is three non-executive Directors. The Chairman of the Due Diligence Committee is the Director who holds the position of the Chairman of the Audit Committee.

RISK MANAGEMENT COMMITTEE

ROLE

The Risk Management Committee oversees and monitors policies and procedures in relation to credit, liquidity, market, balance sheet and operational risks.  In the area of credit risk, the Risk Management Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank’s credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group’s credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks as well as the strategies and positions taken to manage interest rate risk and the Bank’s balance sheet.  It oversees and monitors the Bank’s compliance with regulatory capital requirements, the compliance systems in place by which management discharges its legal obligations in respect of the Bank’s business and the compliance systems and procedures within the Bank by which appropriate disclosure can be made to the Board of the risks just described.

Management has reported to the Risk Management Committee and through it to the Board, on the effectiveness of the Bank’s management of its material business risks and further details are contained in pages 12 to 13.

COMPOSITION

The Risk Management Committee has a membership of five non-executive Directors.

The current members are RAF England, PJO Hawkins (appointed on 29 April 2008), R Holliday-Smith, LB Nicholls (who is the Chairman) and GJ Reaney.  JM Thame resigned from the Committee as a consequence of his retirement from the Board on 1 July 2008.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

ATTENDANCE RECORD OF BOARD AND BOARD COMMITTEES FOR 2007/2008:

		Committtees
			Nomination
			and	Due	Risk
	Board	Audit	Remuneration	Diligence(1)	Management(2)

Total number of meetings held	30	4	5	7	10

P A Fegan (3)	26/26	N/A	N/A	N/A	N/A
J S Curtis (4)	30	2/2	2/2	3/3	N/A
TJ Davis	28	N/A	5	N/A	N/A
R A F England	28	4	N/A	7	10
P J O Hawkins (5)	30	2/2	5	4/4	5/5
R Holliday-Smith	28	N/A	N/A	N/A	7
P D R Isherwood AO	29	4	N/A	7	N/A
L B Nicholls AO	30	N/A	N/A	N/A	10
G J Reaney	28	N/A	4	N/A	8
J M Thame (6)	19/19	N/A	N/A	N/A	7/7

(1)         During the year, this Committee considered six matters via circulated resolutions.

(2)         There have been numerous individual proposals circulated to the Risk Management Committee for approval between meetings, which have required consideration of up to two days per month in time for Directors on that Committee.

(3)         Mr Fegan was appointed Managing Director on 7 February 2008.

(4)         Mr Curtis resigned from the Audit and Due Diligence Committees on 1 April 2008 and from the Nomination and Remuneration Committee on 29 April 2008.

(5)         Mr Hawkins joined the Audit, Due Diligence and Risk Management Committees on 29 April 2008.

(6)         Mr Thame resigned as Chairman on 1 April 2008 and retired from the Board and Risk Management Committee on 1 July 2008.

During the year, Mr Curtis attended 3/3 Board meetings of the Bank’s wealth management subsidiary, Asgard Wealth Solutions Limited, while Mrs Nicholls attended 1/2 Board meetings following her appointment to that Board on 29 April 2008.  Mr Thame attended 2/2 Board meetings of the Bank’s life insurance and mortgage insurance subsidiaries, St.George Life Limited and St.George Insurance Australia Pty Limited, while Mr Isherwood attended 2/2 following his appointment to these Boards on 29 April 2008.  Messrs Reaney and Thame attended 3/3 meetings of the BankSA Advisory Board.

COMPANY SECRETARY

The Company Secretary, Michael Bowan (BA, LLB (Hons) ANU), was admitted as a New South Wales solicitor in December 1989 and was appointed to his current role as General Counsel and Secretary of St.George Bank on 1 October 2000.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

IDENTIFYING AND MANAGING SIGNIFICANT BUSINESS RISKS

The operational and financial performance of the Group is monitored by a reporting structure that includes the Board and its Committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank’s policies and systems for dealing with risks such as market, credit, balance sheet, and liquidity and its social corporate responsibility are outlined in the Risk Management Systems Document.

COMPLIANCE, ETHICS AND INTEGRITY

The Board has a Code of Ethics which sets out the expectations of St.George for Directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, avoidance of any conflicts of interest and observance of the law. Particularly, staff members should maintain required records with integrity, reflecting transactions in an accurate and timely manner.

The Code of Ethics also encourages staff to report in good faith suspected unlawful/unethical behaviour in others, and provides an avenue of communication through the General Counsel and Secretary for staff to report suspected offences.

In addition, St.George has a Whistleblower Policy which sets out the procedure for dealing with reports of suspected improper conduct within the St.George Group, and the protection of the individuals making those reports.  All St.George staff have a responsibility and are encouraged to report any known or suspected incidences of improper conduct by making a protected disclosure in accordance with the Whistleblower Policy. It is the responsibility of all St.George personnel to ensure the welfare of the whistleblower, by refraining from any activity that is or could be perceived to be victimisation or harassment of the whistleblower.

In compliance with section 195 of the Corporations Act 2001, any Director who has a material personal interest in a matter that is being considered at a Directors’ meeting must not be present while that matter is being considered and must not vote on the matter. Furthermore, any Director who has a conflict of interest regarding any matter being considered by the Directors will not receive a copy of the paper dealing with the matter.

ST.GEORGE TRADING POLICY

The Board has established guidelines incorporating governance policies which deal, among other matters, with disclosure of interests by Directors and limitations on dealing in the Bank’s financial products by Directors and senior officers. A copy of the St.George Trading Policy is available on the St.George website.

Directors and employees are encouraged to be long-term holders of the Bank’s financial products. Directors, senior management and those members of staff with access to market sensitive information, however, are only permitted to deal in the Bank’s financial products in certain window periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank’s interim and final results and within four weeks following the Bank’s Annual General Meeting or the issue of a prospectus.

Subject to the prohibition against limiting the economic risk of a holding in the Bank’s securities:

(i)                                    provided that they do not hold inside information and are not engaging in short term speculative gains, employees (other than Senior Employees) may buy and sell the Bank’s financial products without obtaining the consent of the Bank’s Secretary during each of the six weeks following half yearly and annual profit announcements or four weeks following the Bank’s Annual General Meeting or the issue of a prospectus (the trading windows).  The Bank’s Secretary’s consent is required if such trading occurs outside the trading windows (which will only be granted in cases of demonstrated hardship);

(ii)                                 any Director or Senior Employee wishing to buy or sell the Bank’s financial products or exercise options over the Bank’s financial products and not engaging in short term speculative gains, may only do so during the trading windows and must advise the Chairman in the case of Directors or obtain the Chairman’s consent in the case of the Bank’s Chief Executive Officer and Senior Employees of their intention to do so.

Directors and employees must not buy or sell the financial products or exercise their options until approval has been given by the Chairman or the Bank’s Secretary (as the case may be).

The Bank is also obliged to advise the ASX of Directors’ dealings in its financial products. For the purposes of this Policy, “financial products” includes the Bank’s shares and debt securities, financial products issued or created over its securities by third parties, and associated products which operate to limit the economic risk of a holding in the Bank’s securities.

Directors are required to have shareholdings in the Bank. Under the Constitution, a Director’s required shareholding is no less than 500 shares.

FURTHER INFORMATION

As part of its commitment to achieving best practice in corporate governance, St.George regularly reviews its corporate governance policies and where appropriate, updates them.  St.George has a Corporate Governance section on its website at www.stgeorge.com.au, where there is information on its corporate governance arrangements, including copies of the relevant St.George policies and the Board and Committee Charters.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

RISK MANAGEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The Group in its daily operations is exposed to a range of risks including credit risk, liquidity risk, market risk, banking book risk and operational risk (including fraud, theft and property damage). These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

A Risk Management Governance Framework is embedded in the business. It incorporates:

•                  Corporate Governance Framework for the Board and its Committees and the Group Executive and its Management Committees;

•                  A Risk Appetite Statement approved by the Board and integrated in the strategic and operational planning processes;

•                  The identification and management of the major risk categories to the Group;

•                  Key policies and processes to manage risk and provide reliable and consistent results; and

•                  Capital planning and management, which includes Economic Capital modelling and management.

CREDIT RISK

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations.  This risk is inherent in the Group’s lending activities, as well as transactions involving derivatives and foreign exchange.

The Board of Directors has delegated responsibility for the management of credit risk to the Board Risk Management Committee (“BRMC”) and Management Credit Committee (“MCC”).  Reporting to these Committees is a specialised Group Credit division, under the direction of the Chief Risk Officer, which is responsible for the oversight and management of the Group’s credit risk together with representatives from the business divisions.

Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending.  Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the Group.  Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas.  Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division is responsible for the following functions:

•                 Formulating and monitoring compliance with credit policies in relation to credit assessment, risk grading and reporting, collateral requirements, documentary and legal procedures and compliance with regulatory requirements.  Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures that are standard throughout the Group and contained in credit manuals administered by Group Credit.

•                 Establishing lending authorities for the approval of credit facilities.  Lending authorities are delegated to business division staff.  The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines.  Facilities outside Group Credit’s delegated authorities are approved by the MCC or BRMC as appropriate.

•                 Developing and maintaining credit risk assessment criteria.  The Group applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to a more detailed credit assessment for commercial and trade related transactions.  Standard risk grading methodologies for commercial lending are set at the transaction level and drive pricing decisions.  The Portfolio Management Function within Group Credit monitors and refines proprietary risk grading systems.  The quantification of credit risk is performed by analytical tools and models, which provide estimates of Probability of Default, Loss Given Default and Exposure at Default across retail and commercial exposures.  The outputs of the models provide input to expected and unexpected loss calculations, levels of collective provisions, Economic Capital estimates and a variety of operational credit decisions.  The Portfolio Management Unit within Group Credit oversees the development and monitoring of the models and adherence to policy.

•                 Monitoring and reporting on credit risk within the portfolio.  Internal limits are used to assist with the diversification of the portfolio. These include limits on counterparties, individual securities or developments, industries, geographies and retail products.  Internal limits are approved by the Bank’s Board Risk Management Committee.  St.George manages concentration risk through a set of limits and associated policies which control lending to industry segments, individual large exposures, geographic areas, risk grades and products.  The objective is to ensure that no single exposure or set of exposures is large enough to threaten the ongoing viability of the Bank.  The management of concentration risk forms a key component of the overall risk appetite of the Bank.  Group Credit regularly reports on compliance with these internal limits to the MCC and BRMC and the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all exposures above $50 million.

•                 Provisioning for impaired assets.  Group Credit assesses provision requirements where loan default has occurred and also controls the Loans Management Unit, which manages large impaired assets with the aim of achieving the optimum result from such assets.

LIQUIDITY RISK

Liquidity risk refers to the inability to meet financial commitments when they fall due and arises from mismatches in the cash flows from financial transactions.  Liquidity is managed to policies and strategies determined by the Bank’s Asset and Liability Committee (ALCO).

These include:

•              Maintaining a core of high-quality and readily liquefiable securities;

•              Sourcing the majority of funds from the retail sector and committed medium-term wholesale facilities;

•              Maintaining a diversified funding capacity in wholesale and retail markets; and

•              Monitoring liquidity flows while quickly identifying any anomalies.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

RISK MANAGEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

MARKET RISK

(a) Funding risk

Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimise funding risk, the Group raises wholesale funds from well-diversified sources encompassing both international and domestic capital markets.

(b) Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the re-pricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the Group. Interest rate risk management policy aims to minimise fluctuations in earnings over time from volatility in movements in interest rates while maximising shareholder value.

(i) Interest rate risk in non-trading activities

Interest rate risk in non-trading activities is the risk of loss in earnings or in the economic value of St.George’s non-trading activities as a consequence of movements in interest rates. There are four components of interest rate risk for non-traded activities: repricing, yield curve, basis and optionality.

Interest rate risk is monitored on an earnings and a valuation approach by the Bank’s Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is managed within policy guidelines with defined limits commensurate with the Bank’s “risk appetite” and strategic objectives set by ALCO and overviewed by the Board Risk Management Committee.

The Bank’s non-traded interest rate risk measurement system integrates risk parameters, product design, pricing policies and forecasts of the balance sheet and yield curve. Key modelling assumptions are regularly reviewed to take into account both historical relationships and the current market environment.

(ii) Market risk from trading activities

Market risk is the potential for losses arising from adverse movements in the level of market factors such as foreign exchange rates and interest rates.  Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank’s trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes applying stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards. Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process.  This process includes hypothetical profit and loss, which holds the portfolio constant, thereby excluding any intraday trading activity.

OPERATIONAL RISK

Operational risk is the risk of loss, including reputation, resulting from failed internal processes, people and systems or from external events. The operational risk management function ensures the Group has appropriate controls to mitigate potential operational risks.

Various techniques are utilised by the operational risk management functions to manage, mitigate, monitor and report on operational risk exposures, related controls and the trends associated with various key risk indicators. A documented framework includes policy and procedures expected of the operational risk management functions within the Group.

The operational risk function facilitates informed decision making and promotes a consistent risk culture within the Group. The Group has designed and implemented an Advanced Measurement Approach to compute regulatory operational risk capital at a 99.9% confidence level under Basel II and as an input to the Group’s Economic Capital estimates. The model incorporates various forward looking and historical data inputs such as internal and external loss events, scenario analysis information, operational risk profile information and various key risk indicators.

BUSINESS CONTINUITY AND PLANNING

St.George’s business recovery policy.

Business continuity management is a key component of St.George’s sustainability, ensuring the Group can respond to and recover from major incidents. The Bank’s Business Recovery Plans document a coordinated response to facilitate the recovery of critical business processes and services in the event of major damage or loss of service.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

5 YEAR FINANCIAL SUMMARY

FOR THE YEAR ENDED 30 SEPTEMBER 2008

						Previous
		AIFRS				GAAP
		2008	2007	2006	2005	2004
Income Statement
Interest Income	$m	10,710	8,203	6,814	5,916	4,116
Interest Expense	$m	8,237	6,010	4,799	4,055	2,504
Net Interest Income	$m	2,473	2,193	2,015	1,861	1,612
Other Income	$m	1,132	1,092	994	860	975
Bad and Doubtful Debts Expense	$m	291	178	144	128	112
Operating Expenses	$m	1,453	1,390	1,356	1,296	1,342
Share of Net Profit of Equity Accounted Associates	$m	1	—	—	3	2
Profit before Income Tax	$m	1,862	1,717	1,509	1,300	1,135
Income Tax Expense	$m	656	525	445	399	372
Profit after Income Tax	$m	1,206	1,192	1,064	901	763
Net Profit/(Loss) Attributable to Outside Equity Interests	$m	1	2	(4)	(5)	(4)
Net Profit Attributable to Members of the Bank	$m	1,205	1,190	1,068	906	767
Preference Dividends	$m	31	27	20	17	50
Profit Available to Ordinary Shareholders	$m	1,174	1,163	1,048	889	717

Return on Average Assets(1)
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	1.00	1.04	1.05	1.03	1.30
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	0.89	1.05	1.07	1.03	1.14
Return on Average Ordinary Equity
- before goodwill impairment/amortisation, significant items and non-trading derivatives	%	21.49	23.20	22.91	22.10	21.42
- after goodwill impairment/amortisation, significant items and non-trading derivatives	%	19.10	23.26	23.40	21.92	18.73
Return on Average Risk Weighted Assets(1)(2)%		1.96	2.05	2.03	2.00	1.92
Operating Expenses as a % of Average Assets (2)%		1.02	1.22	1.31	1.45	1.82
Expense to Income Ratio (2)%		38.7	42.5	44.0	47.1	47.5
Net interest margin	%	1.91	2.01	2.11	2.21	2.70

					Statutory	Previous
		AIFRS			AIFRS	GAAP
Balance Sheet
Total Assets	$m	147,380	125,800	107,002	92,359	69,960
Liquids and Treasury Securities	$m	21,392	15,593	9,996	9,451	7,166
Loans and Other Receivables	$m	97,721	89,884	81,516	72,949	54,782
Other Assets	$m	28,267	20,323	15,490	9,959	8,012
Total Liabilities	$m	140,377	119,916	101,659	86,972	64,931
Deposits and Other Borrowings	$m	90,201	70,803	54,633	49,175	46,083
Bonds and Notes and Loan Capital	$m	41,005	37,202	36,625	27,874	11,388
Other Liabilities	$m	9,171	11,911	10,401	9,923	7,460
Total Shareholders’ Equity	$m	7,003	5,884	5,343	5,387	5,029

Shareholders’ Equity as % of Total Assets	%	4.75	4.68	4.99	5.83	7.19
Capital Adequacy
- Tier 1 Capital	%	6.6	6.7	6.9	7.3	7.3
- Tier 2 Capital	%	3.9	3.5	4.0	3.9	3.9
- Less: Deductions	%	(0.1)	—	(0.1)	(0.1)	(0.1)
Total	%	10.4	10.2	10.8	11.1	11.1
Risk Weighted Assets	$m	75,162	63,226	52,982	47,864	42,581
Receivables
Residential	$m	75,533	69,214	62,697	56,292	39,273
Commercial	$m	15,669	13,203	12,323	11,981	11,447
Consumer	$m	6,738	7,135	6,120	4,719	4,070
Other	$m	151	623	644	176	201
Receivables before Collective/General Provision	$m	98,091	90,175	81,784	73,168	54,991
Collective/General Provision	$m	370	291	268	219	209
Net Loans and Other Receivables	$m	97,721	89,884	81,516	72,949	54,782

						Previous
		AIFRS				GAAP
Share Information
Dividend per Ordinary Share
- Interim	Cents	88	82	74	67	60
- Final	Cents	94	86	77	70	62
- Special	Cents	31	—	—	—	—
Total	Cents	213	168	151	137	122
Basic Earnings per Ordinary Share
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	237.0	218.9	195.8	173.1	160.8
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	210.6	219.5	199.9	171.7	140.6
Diluted Earnings per Ordinary Share
- before goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	233.9	217.3	194.4	171.8	160.0
- after goodwill impairment/amortisation, significant items and non-trading derivatives	Cents	209.2	217.8	198.4	170.5	140.3
Dividend Payout Ratio (2)%		89.9	76.7	77.1	79.1	75.9
Dividend Payout Ratio	%	101.1	76.5	75.5	79.8	86.8
Net Tangible Assets per Ordinary Share		$9.05	7.63	6.73	6.01	5.58
Other Statistics
Branches		404	399	390	390	391
Staff		8,420	8,074	7,949	7,880	7,541
Assets per Staff	$m	18.7	15.6	13.5	11.7	9.3
Staff per $m Assets		0.05	0.06	0.07	0.09	0.11

(1)	Before preference dividends
(2)	Before goodwill impairment/amortisation, significant items and non-trading derivatives

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The Directors of St.George Bank Limited present their report together with the Financial Report of the consolidated entity (the Group), being St.George Bank Limited (the Bank) and its controlled entities, for the year ended 30 September 2008.

DIRECTORS

The names of the Directors of the Bank holding office at any time during the financial year or since the end of the financial year, together with details of current Directors’ qualifications, experience and special responsibilities are contained in the Board of Directors information.

DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of committees of Directors) held during the financial year that Directors were eligible to attend and attended are set out in the Corporate Governance Statement.

This information is to be regarded as incorporated into this report.

COMPANY SECRETARY

The qualifications, experience and date of appointment of the Company Secretary are contained in the Corporate Governance Statement.

REMUNERATION REPORT - AUDITED

Dear Shareholders,

During the earlier part of the current financial year the Nomination and Remuneration Committee’s activities were focussed on the appointment of the new Chief Executive Officer.  After an extensive global review of candidates Paul Fegan was appointed as the successful candidate.  Other key appointments included Les Matheson as Group Executive of the Retail Bank and Paul Newham who was appointed as our new Group Executive Group Technology & Operations.  The Nomination and Remuneration Committee reviewed and simplified executive scorecards and key performance indicators for key executives and made changes to short-term at risk remuneration relevant to “over performance” by executives.    These changes are explained in more detail in this report.

The proposed merger with Westpac required the consideration and resolution by the Nomination and Remuneration Committee of a number of complex matters, including the performance and retention of key executives during a period of uncertainty and the treatment of employee options and awards (including the treatment of performance hurdles after the merger implementation).  The resulting outcome, to be voted upon by employee award holders as part of an option scheme of arrangement, has retained the original retention benefits of the options and awards and is in the interests of both shareholders and option/award holders.

More information on the treatment of employee options and awards as part of the proposed merger is included in the Scheme Booklet mailed to shareholders in early October 2008.

Overall St.George has delivered a solid result in a very challenging external environment.  The cash EPS result of 8.3% was within the revised guidance provided to the market and reward outcomes for the year were aligned with this result.  Average reward outcomes against short term targets were allocated at 84%.

Measured over the longer term, relevant to the performance tests in our Long and Medium Term Incentive plans, the Bank’s performance was also strong.  Group Executives and senior executives with Awards and Options vesting this year met their performance hurdles on the first testing date.

In recognition of the workload and responsibilities of your Board, a review of Directors fees was also undertaken and resulted in a modest increase to fees effective from 1 May 2008.  The increases continue to be well within the fee pool approved by shareholders in December 2007.

As part of our regular effectiveness review, a review of the performance of the Nomination and Remuneration Committee was also undertaken.  We are pleased to report this review concluded that the Nomination and Remuneration Committee operated effectively.

On behalf of the Committee, thank you for your interest in this Report.

Terry Davis

Chairman, Nomination and Remuneration Committee

The information on the following pages 16 to 34 has been subject to audit.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Nomination and Remuneration Committee (Committee)

The Committee is responsible for overseeing the Group’s remuneration arrangements and appointment of Directors. The key functions of the Committee, as set out on our website are:

•                 To consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and where required, the suitability of nominations for the position of Director;

•                 To review and make recommendations to the Board for Board succession plans;

•                 To review and make recommendations to the Board with respect to the remuneration to be paid by the Group to its Managing Director and Group Executives;

•                 To review and make recommendations to the Board regarding the Group’s recruitment, retention and termination policies and procedures for senior executives;

•                 To review and make recommendations to the Board on the various material remuneration, incentive and reward programs within the Group; and

•                 To make determinations and recommendations, as appropriate, in accordance with the rules of the Group’s various employee and executive performance share and option plans.

The following material is publicly available, and updated as required, by posting the material on the Group’s website in a clearly marked corporate governance section:

•                 A description of the procedure for the appointment of new Directors to the Board;

•                 The charter of the Committee and a summary of the role, rights, responsibilities and membership requirements for that Committee; and

•                 The Committee’s policy for the appointment of Directors.

The Committee has a minimum of 3 members, the majority of which are independent Directors. It is chaired by an Independent Director or the Chairman of the Board and meets at least 4 times each year.

The membership of the Committee comprises Terry Davis, Peter Hawkins and Graeme Reaney. John Curtis was a member of the Committee from 1 October 2007 until 29 April 2008 and ceased to be a member upon his appointment to Chairman of the Board.  The Managing Director, the Group Executive Human Resources, the Company Secretary and the General Manager, Remuneration attend Committee meetings by invitation, except where matters of their own remuneration are considered.

The Committee has also taken advice during the year from two external remuneration consultants being Egan Associates and Guerdon Associates.

Key Management Personnel (KMP) and Other Senior Executives

This report covers the remuneration arrangements for Directors, Group Executives and other senior executives.

Directors include the Bank’s Managing Director and Non-Executive Directors of the Bank.

Group Executives are those executives with the greatest authority for managing and setting the strategic direction of the Group and who are direct reports of the Managing Director.  They include the five highest paid executives of the Group for the 30 September 2008 financial year.

Other senior executives are those executives who are not direct reports of the Managing Director and other executives who are participants of the Group’s Medium Term Incentive Plan (MTIP).

Related Matters

Executive Performance

All senior executives have job descriptions in place which set out their roles, responsibilities and duties in addition to letters of appointment or contracts which also set out their remuneration entitlements in full, including their entitlements on termination.

They are also required to adhere to the range of policies in place within the Group from time to time.  These policies are made available on various intranets in operation across the Group.

All senior executives have their performance evaluated annually against a range of factors documented in a Balanced Scorecard.  The Board agrees the Scorecard for the Managing Director at the commencement of each new year.  For members of the Group Executive, each Scorecard is set by the Managing Director and approved by the Board.

The Scorecards cover a range of areas including financial results, customer outcomes, people, strategy and risk and compliance.  Each of these factors is weighted differently according to the executive’s particular role.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Executive Induction

All senior executives are taken through a tailored induction program upon joining the Bank, which includes meetings with key personnel including their direct reports and peers and sometimes members of the Board. In addition, they are introduced to key external stakeholders with whom they will need to engage.

Visits to various sites from which the Bank operates are undertaken and a range of compulsory training courses is established, again based upon the executive’s role.  This training is provided on-line and gives comprehensive coverage of key management issues such as Occupational Health and Safety, risk management and business continuity, financial regulation and corporate governance.  The course content is updated frequently, pass marks are set and enforced and timely compliance with the compulsory training program is stringently monitored and reported on.

Minimum Mandatory Shareholdings

In order to participate in the Long Term Incentive Plan, which is only available to the Managing Director and Group Executives, participants must hold a minimum of 5,000 vested Options and Awards or 5,000 Shares.

In addition as part of the Board’s objective to encourage long term shareholdings of executives, they require each Group Executive to hold at least two times their Total Employment Cost (TEC) in St.George Shares within five (5) years of their date of appointment to the Group Executive and each participant in the Medium term Incentive Plan to hold at least 0.75 times their TEC in St.George Shares within five (5) years of their date of their first allocation under the Plan. These holdings are to be based on the market value of the shares.  TEC comprises base salary plus company superannuation.

Upon exercising any Options or Awards, participants are not able to sell, transfer or otherwise dispose of the Shares while employed by the Bank unless this Minimum Holding Requirement is met.  During the year the Board reviewed executives share holdings against the holding requirements and concluded the Managing Director and all Group Executives appointed before 2003 are currently meeting the minimum shareholding requirements.

Trading Policy

The contention surrounding Margin Lending, which arose during the year, encouraged the Committee to review the Bank’s Trading Policy which applies to all staff and Directors. This Policy was significantly amended to ensure we maintain the highest ethical standards in relation to staff and Directors trading in Bank shares and the current version of the Policy is located on the Bank’s website under the Corporate Governance section. As part of the policy, no Director or employee may hedge their unvested long term/medium term incentive holdings in the Bank’s securities but they may do so if consent is obtained for their vested holdings.  In addition, Directors and senior executives must obtain consent before entering into a margin loan that is secured by shares in the Bank.

Executive Remuneration Strategy

The Committee recognises that the Group operates in a competitive environment where the key to achieving sustained improvements in the Group’s performance is through its people.

The key principles of the Group’s Executive Remuneration Strategy are to:

•                  Align with the interests of and create value for shareholders;

•                  Reinforce executive focus and outcomes that further the overall Group strategy;

•                  Ensure remuneration appropriately reflects both year on year improvement in the Group’s performance as well as the Group’s comparative success against companies with which it competes for capital, customers and staff;

•                  Provide a transparent performance and reward mechanism that is well understood by all executives;

•                  Ensure that the performance measures are robust and provide a good line of sight between executive action, performance outcome and reward;

•                  Differentiate reward so that high level performers receive significantly higher remuneration than others;

•                  Mix short, medium and long term performance requirements and reward to reflect the scope of each executive position to impact short, medium and long term results; and

•                  Offer competitive performance based reward levels to attract, motivate and retain key executives.

Executive Remuneration Structure

St.George operates a Total Reward Opportunity (TRO) structure. The TRO consists of two components:

•                  TEC comprising base (fixed) remuneration plus company superannuation; and

•                  At risk remuneration (including short, medium and long term incentives).

The Committee reviews and recommends to the Board the TRO for the Managing Director and Group Executives annually.  The Group Executives review and in turn recommend to the Managing Director the TRO for other senior executives annually.

The TRO for the Managing Director and each Group Executive is set having regard to independent advice from external consultants, based on competitive market practice for that position.  When reviewing the TRO, each component is reviewed with a view to ensuring that the right balance is achieved between fixed and at risk remuneration.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

TRO is targeted at the 75th percentile of comparable positions, and this maximum amount will only be achieved if the individual executive’s and the Group’s performance targets are met.

TEC

TEC provides fixed remuneration on a total cost-to-company basis, which includes employer superannuation contributions and any fringe benefits tax charges relating to employee benefits.  The amount of TEC is established with reference to independent market research, considering the scope and nature of the role and the executive’s individual performance and experience.

There are no guaranteed increases to TEC in any of the service agreements of the Managing Director, Group Executives or other senior executives.

TEC is generally reviewed annually and applies for the period 1 October to 30 September each year except for those executives who joined the Bank part way through the year.

Group Executives  - At Risk Remuneration

The at risk remuneration may be represented diagrammatically as follows:

At risk remuneration comprises Short and Long Term incentives, which are detailed below.

Short Term Incentive (“STI”)

An STI is a performance based payment for a performance measurement period of 12 months. It is subject to the achievement of KPIs set at the beginning of each financial year.  Each year STI reward targets are set for the Managing Director and all Group Executives based on the nature of the role and external market relativity.  Market benchmarking is undertaken by an external remuneration consultant to assist in the setting of the STI reward target. Performance against key performance indicators drives the quantum of any STI payment, which can generally range from 0% to 120% of STI target, including a 20% discretionary amount.  The Board’s assessment of the discretionary amount is based on measures separate to the KPIs contained in Balanced Scorecards.

KPIs are set each year in the form of a Balanced Scorecard for the Managing Director and Group Executives that the Committee recommends for approval by the Board. The Balanced Scorecard is divided into the categories of: Financials; Customer; People; Risk & Compliance; and Strategy. The content within each category of the scorecard reflects the key elements of the Group Strategic Plan approved by the Board and other key areas of emphasis indicated by the Board.  To ensure the Balanced Scorecard put in place at the beginning of the financial year remains relevant to the prevailing challenges of the company during the year, areas of emphasis may be included or minimised/excluded as market and other conditions change at the discretion of the Board.

For the 2007/2008 year, increased emphasis and weighting was placed on the achievement of Group financial results measured by year on year growth in Cash Earnings per Share (“EPS”).  Cash profit is defined as profit after tax, preference dividends and minority interest before goodwill, significant items and hedging and non-trading derivatives volatility.  For the purposes of the Remuneration Report Cash EPS is referred to as EPS.  The Board considers that the use of EPS as a key short term performance indicator provides a true measure of the underlying profitability of the company that directly reflects management effort and performance.  Scorecards were also reviewed and simplified with a view towards greater consistency; tighter focus on a smaller number of key performance indicators; and an increase in the degree of discretion available to the Board for non-financial measures of performance given changing market conditions.  The non-financial KPIs were chosen because they directly align the individual’s rewards to the key performance drivers of the Group.

At the end of the financial year, the Committee assesses the actual performance of the Group, the Division and the individual against the KPIs set at the beginning of the financial year. Based on the outcome, the Committee then recommends the percentage (generally between 0% and 120%) of the STI target to be paid to the Managing Director and Group Executives for approval by the Board. This method of assessment was chosen as it provides the Committee with an objective assessment of the executives’ performance.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Once the Board has approved the STI amount, the STI (including the 20% discretionary amount) is delivered in two ways:

•                  Annual (STIA) which can be paid in cash or as a superannuation contribution, at the individual’s election;

•                  Deferred (STID) which is delivered in awards and subject to a tenure hurdle.

The STID is satisfied through the granting of awards under the Executive Performance Share Plan. The Group Executive will be entitled to receive dividend distribution payments following the Board’s determination. The grant date for the STID is 1 October each year, being the commencement of the STID performance period, though the executive must remain an employee of the Bank for the duration of the three year period in order for the beneficial interest in the shares to be transferred to the Group Executive. The STID will be forfeited if the executive leaves the Bank before the end of the three year vesting period and the dividend distribution payment will cease. In circumstances where the Board exercises its discretion to waive this condition, for example redundancy, retirement or death, the awards will be transferred at the end of the relevant three year period or earlier at the Board’s discretion.

Long Term Incentive (“LTI”)

The quantum of LTI to be awarded to the Managing Director and each Group Executive is set relative to the nature of the role and external market competitiveness and is delivered under the Executive Performance Share Plan (Performance Plan) and Executive Option Plan (Option Plan). Both plans were approved by Shareholders on 3 February 1998. LTI allocations are subject to tenure and performance hurdles established by the Committee and approved by the Board from time to time and reward performance over a period of 2 to 4 years.

An overview of the performance hurdles for each grant of awards and options impacting remuneration is outlined in the tables below.

For grants made after 1 October 2007, the Board approved changes to the performance hurdles relevant to the LTI Plan. These changes were outlined in the 2007 Remuneration Report.

The existing performance conditions are based on the achievement of EPS or Total Shareholder Return (“TSR”) outcomes over the measurement period, and provide for substantial compound growth in St.George’s EPS as well as an appropriate market focussed TSR hurdle.  The Board considers these dual measures to be relevant measures of long term shareholder value creation.  The Board believes that EPS is a prime factor that investors take into account when assessing their investment decisions as it provides a true measure of the underlying profitability of a company, reflecting more directly management effort and performance.  Moreover compound annual growth in EPS of 10% is a stretching target of relevance to shareholders. The underpinning of the EPS measure with a TSR based performance condition continues to provide an incentive to executives if the absolute EPS based measure set at the time of grant loses relevance (for example in adverse economic conditions) but only provides a meaningful incentive package for the motivation and retention of Group Executives if shareholders have benefited.

Although the frequency of TSR retesting has been incrementally reduced over the last few years (TSR retesting can occur at six monthly intervals, formerly monthly, then quarterly), the Board considers that re-testing is appropriate within the context of the chosen performance hurdles because it provides for additional motivation and retention of Group Executives only if shareholders have benefited over the same time period but is less dilutionary to shareholders than establishing alternative retention mechanisms during temporary periods of underperformance.  In the case of options, the exercise price must be paid by the holder in order to exercise the option. The exercise price represents the market value of the Bank’s ordinary shares at the grant date. The market value is calculated using the Volume Weighted Average Price (VWAP) traded during the five trading days prior to and including the grant date.

Board Discretion

In accordance with the rules of the Performance Plan and the Option Plan, the Board retains overall discretion to waive all or part of the exercise conditions of awards and options. For example, the Board could exercise its discretion where certain events occur, such as redundancy, retirement, death, where a bona fide takeover offer becomes unconditional or where it forms the view that the exercise conditions do not properly reflect the financial performance of the Group over the performance period.  During the year the Board has not exercised any discretions to waive specific exercise conditions although as part of terms of the proposed Option Scheme of Arrangement, the Board has agreed that Awards and Options will be converted into Westpac Restricted Shares and that existing performance hurdles will be replaced by tenure restrictions over the equivalent performance period.  If the proposed merger with Westpac is not implemented, existing performance conditions outlined in the tables below will continue to run their course.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

LTI Plan awards and options granted from 1 October 2007

Instrument	Performance Awards and Options

	EPS compound growth > 10%	100% vests

	TSR > 75 percent of the Financial Services Comparator Group (FSCG)	100% vests

Performance measurement	TSR = 50 percent of FSCG	50% only vests

	TSR > 50 percent but < 75 percent of FSCG	Additional 2% vest for each full 1% increase above the 50th percentile (on a straight line basis) up to 100% at the 75th percentile.

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR – at the end of the performance period then six monthly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	CBA, Westpac, NAB, ANZ, QBE, Macquarie Bank, AMP, Suncorp-Metway, AXA Asia Pacific Holdings, IAG, Bendigo and Adelaide Bank, Perpetual, Bank of Queensland. Weighted by market capitalisation.

LTI Plan options and awards granted between 1 October 2006 and 30 September 2007.

Instrument	Performance Awards and Options

	EPS compound growth > 10%	100% vests

	TSR > 75th percentile of S&P ASX 50 index	100% vests
Performance measurement
	TSR > S&P ASX 50 index but < 75th percentile of S&P ASX 50 index	50% only vests

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR – at the end of the performance period then quarterly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date.  In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	ASX top 50 companies.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

LTI Plan options and awards granted between 1 October 2004 and 30 September 2006

Instrument	Performance Awards and Options

	EPS compound growth > 10%	100% vests

	TSR > 75th percentile of S&P ASX 50 index	100% vests
Performance measurement
	TSR > S&P ASX 50 index but < 75th percentile of S&P ASX 50 index	50% only vests

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR – at the end of the performance period then monthly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date.  In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	ASX top 50 companies.

LTI Plan options and awards granted from 1 October 2003 to 30 September 2004

Instrument	Performance Awards and Options

	1. EPS compound growth > 10%, or	50% vests

Performance measurement	EPS actual growth > 10% in year prior to exercise date only	50% vests

	2. TSR > S&P ASX 50 index	Remaining 50% only vests

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR – at the end of the performance period then monthly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date.  In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	ASX top 50 companies.

Employee Reward Share Plan

The Group Executives also participate in the annual Employee Reward Share Plan along with all eligible employees of the Group. This plan grants $1,000 worth of fully vested shares in the Bank to all eligible employees if certain hurdles are met.

The performance hurdles for the 2007 year subject to Board discretion were:

1)             Cash EPS (which is defined as profit after tax, preference dividends and minority interest before goodwill, significant items, hedging and non-trading derivatives) equals or exceeds the EPS of the previous year by 10% or more, then 60% of the shares will be granted; and

2)             Obtaining an overall Group Customer Satisfaction rating of at least 74%, then 40% of the shares will be granted.

These measures were chosen because the Board considers that the use of EPS as a key short term performance indicator provides a true measure of the underlying profitability of the company that directly reflects staff effort and performance. Focus by all employees of the Group on the customer is one of the main tenets of our strategy and is an important measure of our success as a company.

On 16 November 2007, a total of 191,802 shares were issued to 7,377 employees for the 2007 year. The allocation price was $37.17 and each eligible employee received 26 shares (total value $966.42).

Employees who have received each allocation from 1998 to 2007 have received a total of 545 Reward Shares, valued at $15,587 (at a market value of $28.60 at 30 September 2008). Employees who have retained these shares received total dividend payments in the year ended 30 September 2008 of $948.30 (based on the share dividends paid from 1 October 2007 to 30 September 2008 of $1.74).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

On 27 October 2008 the Board approved that grants of $1,000 worth of St.George shares would be made to eligible employees for performance during the 2008 year.  The grants will be made in November 2008.

Other Senior Executives – At Risk Remuneration

Other senior executives’ remuneration comprises base and at risk remuneration. At risk remuneration includes both Short and Medium Term Incentives (MTI). The MTI is delivered under the Performance Plan.

Each year, participants have KPIs established in the form of a Balanced Scorecard. The KPIs include measures relating to the Group and the individual, and include financial results, customer outcomes, people, strategy and risk and compliance.

Individual performance outcomes against Balanced Scorecard KPIs are assessed at the end of the financial year and payment recommendations submitted to the Managing Director for approval. Once the Managing Director has approved individual STI outcomes, the STIA component is paid to the participant as cash or salary sacrificed into superannuation or as shares at the individual’s election. The STID will also be paid in cash but only if the executive remains employed one year from the end of the performance period. On approval of the Managing Director, some senior executives are given the choice of taking STID in equity, and if so it is subject to a further one year tenure restriction

The MTI component of the incentive plan is subject to the same performance measures outlined in the LTI, being EPS or TSR. The exercise conditions provide for substantial growth in St.George’s EPS as well as market based comparative TSR performance.

The grant date for purposes of establishing the five day Volume Weighted Average Price (VWAP) of St.George shares awarded under the MTI is 1 October each year, being the commencement of the performance period that the MTI is being assessed against.

For grants made from 1 October 2007, the Board approved changes to the MTI Plan performance hurdles, testing and vesting schedule, which mirror those for the LTI Plan as outlined above.  The at risk remuneration of senior executives may be represented diagrammatically as follows:

Relationship of Incentives to the Group’s Financial Performance

Performance conditions for payment of any STIA or STID comprise a mix of financial and non-financial measures. The financial measures include targets for operating profit after tax, revenue growth, cost control, financial ratios, and are tailored to the executive’s responsibilities and accountabilities.

MTI and LTI performance conditions comprise the Group’s financial measures including EPS or TSR hurdles. The Board considers that the above incentives are linked to and foster the achievement of the desired financial outcomes for the Group. The success of these incentive arrangements is demonstrated by the Group’s strong growth in operating profit after tax in recent years and improvements in key financial ratios, resulting in comparable shareholder returns relative to our chosen peer group.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The relationship between financial performance and benefits for shareholder wealth are demonstrated in the following results:

(i)	Before goodwill impairment and significant items. The 30 September 2006, 2007 and 2008 years also exclude hedging and non-trading derivatives volatility.

(ii)

EPS and EPS growth are not measured on a like for like basis as 30 September 2005 EPS excludes the impact of AASB 139: Financial Instruments: Recognition and Measurement financial instruments standard adopted from 1 October 2005.

(iii)	EPS and EPS growth are not measured on a like for like basis compared to 30 September 2004, which has been prepared on a previous GAAP basis.

(iv)	The 2008 dividend amount displayed does not include the Special Dividend announced in October 2008.

The following graph also demonstrates the linkage between financial performance and benefits for shareholder wealth with the rewards made to executives.

The following graph shows the average of STI payments as a percentage of individual STI target for Group Executives and the Managing Director and how the average related to the Group’s growth in Cash EPS from 2004 to 2008.

(i)	Before goodwill impairment and significant items. The 30 September 2006, 2007 and 2008 years also exclude hedging and non-trading derivatives volatility.

(ii)

EPS and EPS growth are not measured on a like for like basis as 30 September 2005 EPS excludes the impact of AASB 139 Financial Instruments: Recognition and Measurement financial instruments standard adopted from 1 October 2005.

(iii)	EPS and EPS growth are not measured on a like for like basis compared to 30 September 2004, which has been prepared on a previous GAAP basis.

Grants of Awards and Options made under the Bank’s Long Term and Medium Term Incentive plans do not vest unless annual compound increases of 10% growth in Cash EPS are achieved over the relevant measurement periods.  The 10% compound growth in EPS has been met for all of the Awards and Options at their first test date.  The other performance hurdle applying to Bank’s Long Term and Medium Term Incentive plans is TSR.  The Bank’s TSR performance over the relevant measurement periods would also have triggered the vesting of Awards and Options on either a full or partial basis depending upon the year of the grant. This is illustrated by the following chart that shows the Bank’s TSR relative to the ASX 50 Index (index set at 30 September 2008).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

St George Bank Limited and the S&P/ASX50

Total Shareholder Return Performance

1 October 2003 - 30 September 2008

Managing Director’s Employment Arrangements

Managing Director Paul Fegan

Mr Paul Fegan was appointed as CEO on 13 November 2007 after acting in that role from the date of resignation of Mrs Kelly. He was appointed Managing Director on 7 February 2008.  Mr Fegan’s Service Agreement is not fixed term and provides for the following:

1)             where the Bank terminates the service agreement other than for misconduct, then a payment of 12 months base annual remuneration is payable by the Bank as well as statutory entitlements.

2)             where Mr Fegan terminates the agreement he must provide six months notice.

3)             where there is a material diminution in Mr Fegan’s role and responsibilities he may terminate the Service Agreement within 6 months of the material diminution and he will be entitled to the payment of 12 months base annual remuneration and a pro-rata payment of the assessed Short Term Incentive.

The Executive Remuneration Structure applying to Group Executives also applies to the Managing Director’s reward.  The principal features of the remuneration arrangements for the Bank’s Managing Director for the year ended 30 September 2008 are as follows.  In setting the remuneration arrangements the Board took the advice of an external remuneration consultant on the mix and quantum of reward compared to the reward arrangements of similar roles.

1)             TEC of $1,700,000 (inclusive of superannuation) and a Short Term Incentive (STI) opportunity of up to $1,800,000 that was subject to the achievement of KPIs (as determined by the Board of Directors).  These amounts were prorated from Mr. Fegan’s commencement date for the year ended 30 September 2008;

2)             of the potential STI, any amount to be awarded above $1,500,000 (prorated as described above) is to be delivered in Awards with a tenure hurdle such that they will only vest if Mr. Fegan remains employed by the Bank on 30 September 2010. Accordingly an amount of $300,000, prorated from 13 November, was divided by a fair value of $37.18, being the 5 day volume weighted average price up to and including the date of appointment of Mr Fegan as CEO, and granted as 7,121 Awards; and

3)             $1,300,000 provided as a mix of options and Awards under the Long Term Incentive Plan. This amount was prorated from 13 November 2007. Half of the prorated amount was provided as Awards calculated at a fair value of $37.18 and delivered as three separate tranches. The remaining half was provided as options also in three tranches.  Each tranche of options was valued by an external consultant using the Binomial valuation method. Tranche 1 options were valued at $3.51 each, tranche 2 at $4.28 and tranche 3 at $4.81. All options have an exercise price of $37.18. Both Awards and options are subject to the same hurdles as those that apply to all other participants of the LTI Plan being Total Shareholder Return and Earnings Per Share (refer below to the section dealing with LTI for further details).

Prior to his appointment to the role of CEO Paul Fegan’s remuneration comprised TEC of $1,180,000, STI opportunity of $1,752,000 (comprising $1,320,000 cash and $432,000 of Awards) and LTI opportunity of $1,000,000.  These amounts were applied on a pro-rated basis for the period 1 October 2007 to 13 November 2007 and Paul Fegan was granted 1,330 Awards on 1 October 2007 at a fair value of $34.99, being the 5 day volume weighted average price up to and including 1 October 2007.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

In the year ended 30 September 2008, the Board determined that Paul Fegan’s STI payment would be 110% which is 110% of the combined pro-rated payment targets specified in his Service Agreement and applying to him prior to his appointment to the role of Managing Director and CEO.  The payment was calculated based on performance against key performance indicators and the Board’s exercise of discretion.  $1,465,929 was delivered as cash and Paul Fegan retained 4,891 of the Awards granted to him comprising 50% of the Awards granted to him in November 2007 as part of his Service Agreement and all of the Awards granted to him in October 2007 prior to his appointment to the roles of Managing Director and CEO.  The remaining 3,560 Awards will be forfeited on 10 November 2008.

Group Executives’ Employment Arrangements

The name, position held, employment commencement date and resignation date (where applicable) of the Bank’s Managing Director and Group Executives are as follows:

Name	Position	Employment Commencement Date

The Managing Director and Current Group Executive Members who are direct reports to the Managing Director

P Fegan	Chief Executive Officer	22 July 2002

G Bartlett	Group Executive – Institutional and Business Banking	8 March 1982

M Cameron	Chief Financial Officer	16 July 2007

R Chapman	Managing Director BankSA	1 July 2002

G Lloyd	Group Executive Wealth & CEO Asgard	2 February 2004

L Matheson	Group Executive – Retail Bank	2 June 2008

P Newham	Group Executive – Technology and Operations	24 July 2006

B Wright	Group Executive – Human Resources	3 July 2000

Former Group Executive Members and/or former direct reports to the Managing Director

P Clare	Group Executive – Information Technology and Operations (Resigned 31 December 2007)	22 February 2002

Service Agreements – Group Executives

The Bank has entered into service agreements with all Group Executives that provide for the payment of benefits where the service agreement is terminated by the Bank or the Group Executive.  The service agreements are not fixed term and generally provide for the following:

1.              Where the Bank terminates the service agreement other than for misconduct, then a payment of between 12 months and 15 months base remuneration is payable by the Bank depending upon the conditions of each individual service agreement as well as statutory entitlements;

2.              Where the Group Executive terminates the agreement they must provide between one and three month’s notice (depending upon the conditions of each individual service agreement);

3.              Brett Wright has a provision for an additional payment on redundancy calculated as detailed below:

a.               7 weeks base remuneration in respect of the first year of the Group Executive’s service or part thereof; and

b.              4 weeks base remuneration for each additional year’s service between 2-10 years; and

c.               3 weeks base remuneration for each additional year’s service between 11-15 years; and

d.              2 weeks base remuneration for each additional year’s service between 16-25 years; and

e.               an additional 1 week’s base remuneration for each year of service where the executive is aged 45 years or more;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

4.              Greg Bartlett has a provision for an additional payment on redundancy calculated as detailed below:

a.               7 weeks base remuneration in respect of the first year of the Group Executive’s service or part thereof; and

b.              3 weeks base remuneration for each additional year’s service or part thereof;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration.

5.              The Board has also now introduced a new policy to cap entitlements (including redundancy) at 12 months base remuneration under the general termination clause for Service Agreements.  This cap has been put in place for new members of the Bank’s Group Executive appointed after June 2005.

6.              Where the Group Executive is terminated immediately and without notice for misconduct, statutory entitlements only are payable.

Remuneration of Group Executives

Details of the nature and amount of each major element of remuneration for St.George’s Managing Director and Group Executives for the period ended 30 September 2008 are detailed in the following table:

						Post
					Long Term	Employment
	Short Term Benefits				Benefits	Benefits	Share Based Payments
	Base	Short Term	Non Monetary		Long	Superannuation
	Remuneration	Incentive	Benefits		Service	Contributions	Options	Shares		GRAND
$’000	(A)	(B)	(C)	Total	Leave (D)	(E)	(H)	(I)	Total	TOTAL

PA Fegan (Appointed Chief Executive Officer on 13 November 2007)
2008 (J) (K)	1,657	1,466	11	3,134	107	17	309	685	994	4,252
2007	791	1,000	10	1,801	26	13	118	454	572	2,412
G Bartlett (E) (J) (K)
2008	747	608	22	1,377	59	83	214	398	612	2,131
2007	706	748	21	1,475	26	13	152	316	468	1,982
M Cameron (F) (J) (K)
2008	1,220	825	11	2,056	19	17	141	400	541	2,633
2007	259	255	2	516	4	3	7	20	27	550
R Chapman (J) (K)
2008	578	450	5	1,033	19	16	129	274	403	1,471
2007	565	538	5	1,108	17	13	88	216	304	1,442
G Lloyd (J) (K)
2008	590	480	14	1,084	—	16	18	185	203	1,303
L Matheson (Appointed Group Exec Retail Bank 2 June 2008) (F) (K)
2008	326	175	4	505	—	8	11	20	31	544
P Newham (Appointed Group Exec Tech and Ops 12 May 2008) (G)
2008	536	256	11	803	11	15	—	111	111	940
B Wright (K)
2008	594	188	5	787	10	15	162	175	337	1,149
2007	601	450	4	1,055	13	13	129	121	250	1,331

Former Executives
P Clare (Resigned 31 December 2007)
2008	222	—	3	225	—	4	(151)	(228)	(379)	(150)
2007	697	553	10	1,260	23	13	162	175	337	1,633

(A)     Base remuneration comprises cash salary, available salary package options grossed-up by related fringe benefits tax where applicable and annual leave expense.

(B)       The Short Term Cash Incentive (STIA) relates to the Group Executives’ performance in the nominated financial year.

(C)       Includes car parking expenses inclusive of Fringe Benefits Tax.  Includes a benefit relating to an interest free loan provided to Mr G Bartlett. Excludes insurance premiums paid in respect of officers’ liability insurance contracts. The premium paid has not been allocated to individual officers covered by the insurance policy as, based on all available information, the Directors consider that no reasonable basis for such allocation exists.

(D)      Represents the long service leave expense recognised during the financial year.

(E)        Represents applicable Superannuation Guarantee Charge. For Group Executives with defined benefit fund entitlements, it includes the allocation of the expense for the year determined in accordance with AASB 119: Employee Benefits.  Mr Bartlett is a member of the defined benefit section of the Bank’s defined contribution plan.  Under the terms of the Plan, he is required to contribute 17.25% of his Total Employment Cost to the Plan, with St.George to fund the remainder of his benefit entitlement if required.  In 2007 and 2008, Mr Bartlett fully funded his entitlement.  In 2008, his Defined Benefit Guarantee exceeded his accumulation entitlement.  The actuarial expense estimate provided by the Fund’s Actuary for Mr Bartlett at 30 September 2008 in accordance with AASB 119: Employee Benefits and AASB 124: Related Party Disclosures was $83,000.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(F)        Upon commencement with the Group, Mr Cameron became entitled to payments as compensation for benefits foregone with a former employer.  These comprised cash payments of $823,650 payable in 2007 and $441,150 payable in 2008, an entitlement to 113,949 awards, which will vest over the period to 1 November 2009 subject to tenure. As the cash payments and the fair value of the awards represent compensation for benefits foregone from his previous employer they are not included in the remuneration table above. If the payment and the fair value of the awards were included in the remuneration table above, they would increase Mr Cameron’s 2007 year base remuneration to $1,082,650, and his share based payments remuneration to $1,128,000, resulting in an increase in his total remuneration to $2,474,650.  The corresponding values for 2008 would be an increase to Mr Cameron’s 2008 base remuneration to $1,661,150 and an increase to his share based payments remuneration to $2,821,696 resulting in an increase in his total remuneration to $5,355,014.  As Mr Cameron’s unlatching will fully vest upon the implementation date of the proposed merger with Westpac, the 2008 increase to the share based payment amount includes the full fair value expense of the awards (including fair value amounts that would otherwise be attributable to future financial years).

Upon commencement with the Group, Mr Matheson became entitled to payments as compensation for benefits foregone with a former employer.  These comprise four cash payments payable progressively, subject to tenure of: $600,000 payable in 2008, $300,000 payable in 2009, $300,000 payable in 2010 and $600,000 payable in 2011.  If the 2008 payment was included in the remuneration table above Mr Matheson’s base remuneration for 2008 would increase to $926,358 resulting in an increase to his total remuneration to $1,143,532.

(G)       Prior to his appointment on 12 May 2008 Mr Newham was General Manager Group Technology & Operations.  Mr Newham’s remuneration for the full 2008 financial year has been disclosed.

(H)      The fair value of options is calculated at the grant date using the Binomial method. The number of options used to determine the share based remuneration value is adjusted for estimated forfeiture and then further adjusted for actual forfeiture over the vesting period except for TSR hurdles, which are factored into the valuation. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. The following factors were used in determining the fair value of options on the grant date:

				Price of
	Date first	Fair value	Exercise	shares on	Estimated	Risk-free	Dividend	Expected life
Grant Date	exercisable	per option	price	grant date	volatility	interest rate	yield	(years)
		$	$	$	%	%	%
01-Oct-04	30-Sep-08	2.21	21.70	22.01	15.00	5.25	5.70	4.50
01-Mar-05	30-Sep-08	2.61	24.56	24.67	15.00	5.5	5.30	4.00
01-Oct-05	30-Sep-08	2.63	28.01	27.89	14.50	5.3	5.03	3.50
01-Oct-05	30-Sep-09	2.87	28.01	27.89	14.50	5.32	5.03	4.50
01-Oct-06	30-Sep-08	2.88	29.99	30.24	14.70	5.87	5.08	2.50
01-Oct-06	30-Sep-09	3.19	29.99	30.24	14.70	5.76	5.08	3.50
01-Oct-06	30-Sep-10	3.45	29.99	30.24	14.70	5.72	5.08	4.50
16-Jun-07	30-Sep-08	2.90	35.09	34.80	14.30	6.38	4.87	2.50
16-Jun-07	30-Sep-09	3.55	35.09	34.80	14.30	6.36	4.87	3.50
16-Jun-07	30-Sep-10	4.00	35.09	34.80	14.30	6.34	4.87	4.50
01-Oct-07	30-Sep-09	3.84	34.99	35.40	15.70	6.46	5.06	2.50
01-Oct-07	30-Sep-10	4.34	34.99	35.40	15.70	6.47	5.06	3.50
01-Oct-07	30-Sep-11	4.75	34.99	35.40	15.70	6.45	5.06	4.50
13-Nov-07	30-Sep-09	4.05	37.18	37.42	16.20	6.71	4.82	2.38
13-Nov-07	30-Sep-10	4.72	37.18	37.42	16.20	6.62	4.82	3.38
13-Nov-07	30-Sep-11	5.05	37.18	37.42	16.20	6.49	4.82	4.39
02-Jun-08	30-Sep-09	4.07	32.75	31.95	23.70	6.83	5.51	1.83
02-Jun-08	30-Sep-10	4.83	32.75	31.95	23.70	6.72	5.52	2.83
02-Jun-08	30-Sep-11	5.28	32.75	31.95	23.70	6.63	5.52	3.83

(I)           Awards with non market related performance conditions have their fair value determined using the share price on the grant date.

Awards with market related performance condition components have their fair value determined on the basis that they require either an EPS or TSR performance hurdle to be satisfied. The fair value is determined using the share price at the grant date. The fair value is discounted for the present value of dividends not received during the vesting period.

The number of shares used to determine share based remuneration is adjusted for estimated forfeiture at the grant date and then further adjusted over the vesting period for actual forfeiture. The resultant expense is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. Includes the fair value of shares allotted under the Employee Reward Share Plan (Reward Plan) during the year. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost to the employee.

(J)          Five highest paid officers of the Bank.

(K)      On 9 September 2008, the listed executives each entered into a Deed of Cancellation (“the Deeds”) dealing with the treatment of their Options and Awards upon the implementation of the proposed merger with Westpac Banking Corporation.  Notwithstanding that the Deeds are subject to the proposed merger with Westpac being implemented, the execution of the Deeds, the terms of which are specified in the Scheme Booklet, triggered a modification to the original terms of the Options and Awards under AASB 2: Share Based Payments.  As a consequence the share based payment amount includes the fair value expense of the modification attributable to the current financial year.

In the year ended 30 September 2008, Group Executives became entitled to receive between 50% and 100% of their STIA opportunity and STID opportunity for that year.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Details of Remuneration

Short Term Incentives Annual (STIA)

Details of the vesting profile of the STIA awarded to each Group Executive on 27 October 2008 in respect of their performance in the 2008 year are as follows:

Group Executive	Included in remuneration $ ’000	% Vested in year	% Forfeited in year
	(A)
G Bartlett	608	100%	—
M Cameron	825	100%	—
R Chapman	450	100%	—
G Lloyd	480	100%	—
L Matheson	175	100%	—
P Newham	256	100%	—
B Wright	188	100%	—

(A)     Amounts included in remuneration for the financial year represent the amount that vested during the financial year based on the achievement of performance criteria established at the beginning of the financial year. No amounts vest in future financial years in respect of the 2008 STIA.

Short Term Incentives Deferred (STID)

Details of the vesting profile of the STID determined for each Group Executive on 27 October 2008 and in respect of their performance in the 2008 year are as follows:

			Included in	% Vested	% Forfeited
Group Executive	Grant Date	Vesting Date	remuneration	in year	in Year
			$ (A)		(B)
P Fegan	1-Oct-05	01-Oct-08	109,533	—	—
	1-Oct-06	01-Oct-09	110,920	—	—
	1-Oct-06	01-Oct-09	40,340	—	—
	1-Oct-07	01-Oct-10	12,709	—	—
	13-Nov-07	01-Oct-10	71,946	—	50%

G Bartlett	1-Oct-05	01-Oct-08	74,680	—	—
	1-Oct-06	01-Oct-09	83,190	—	—
	1-Oct-06	01-Oct-09	7,560	—	—
	1-Oct-07	01-Oct-10	73,620	—	18%

M Cameron	16-Jul-07	01-Oct-09	30,071	—	—
	1-Oct-07	01-Oct-10	108,182	—	32%

R Chapman	1-Oct-05	01-Oct-08	37,345	—	—
	1-Oct-06	01-Oct-09	44,372	—	—
	1-Oct-06	01-Oct-09	12,096	—	—
	1-Oct-07	01-Oct-10	42,079	—	9%

G Lloyd	1-Oct-07	01-Oct-10	45,076	—	27%

L Matheson	2-Jun-08	01-Oct-10	10,226	—	27%

P Newham	No Grants

B Wright	1-Oct-05	01-Oct-08	33,198	—	—
	1-Oct-06	01-Oct-09	36,973	—	—
	1-Oct-06	01-Oct-09	6,733	—	—
	1-Oct-07	01-Oct-10	30,055	—	55%

Former
P Clare	1-Oct-05	01-Oct-08	(112,024)	—	100%
	1-Oct-06	01-Oct-09	(55,460)	—	100%

(A)     The STID plan was introduced with effect from 1 October 2005.  An STID opportunity is established at the beginning of the financial year for each Group Executive.  Actual entitlement is determined at the end of the financial year subject to satisfying predetermined KPIs. The STID is satisfied through the granting of an award under the Performance Plan.  The awards are restricted from exercise for a period of three years from the grant date.  The Group Executive must be an employee of the Bank at the end of this three year period in order for the beneficial interest to be transferred to the Group Executive.

(B)       The STID grants made to Mr Clare were forfeited under the Plan’s rules due to his resignation from the Bank.  For other participants awards are due to be forfeited based on the Board’s assessment against performance criteria established at the beginning of the financial year.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Share Based Payments

Details of the vesting profile of option and awards granted as remuneration to each Group Executive that affect remuneration in the 30 September 2008 year or future financial years are as follows:

OPTIONS

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting Date

P Fegan	22,000	1 October 2004	100	—	30 September 2008
	14,584	1 October 2005	100	—	30 September 2008
	13,258	1 October 2005	—	—	30 September 2009
	14,286	1 October 2006	100	—	30 September 2008
	12,196	1 October 2006	—	—	30 September 2009
	11,042	1 October 2006	—	—	30 September 2010
	3,550	1 October 2007	—	—	30 September 2009
	2,945	1 October 2007	—	—	30 September 2010
	2,617	1 October 2007	—	—	30 September 2011
	54,477	13 November 2007	—	—	30 September 2009
	44,676	13 November 2007	—	—	30 September 2010
	39,753	13 November 2007	—	—	30 September 2011

G Bartlett	18,000	1 October 2004	100	—	30 September 2008
	12,500	1 October 2005	100	—	30 September 2008
	11,364	1 October 2005	—	—	30 September 2009
	28,572	1 October 2006	100	—	30 September 2008
	24,391	1 October 2006	—	—	30 September 2009
	22,083	1 October 2006	—	—	30 September 2010
	9,064	1 October 2007	—	—	30 September 2009
	7,519	1 October 2007	—	—	30 September 2010
	6,682	1 October 2007	—	—	30 September 2011

M Cameron	8,241	16 July 2007	100	—	30 September 2008
	6,298	16 July 2007	—	—	30 September 2009
	5,410	16 July 2007	—	—	30 September 2010
	30,212	1 October 2007	—	—	30 September 2009
	25,063	1 October 2007	—	—	30 September 2010
	22,272	1 October 2007	—	—	30 September 2011

R Chapman	16,668	1 October 2004	100	—	30 September 2008
	10,418	1 October 2005	100	—	30 September 2008
	9,470	1 October 2005	—	—	30 September 2009
	10,205	1 October 2006	100	—	30 September 2008
	8,711	1 October 2006	—	—	30 September 2009
	7,887	1 October 2006	—	—	30 September 2010
	12,589	1 October 2007	—	—	30 September 2009
	10,443	1 October 2007	—	—	30 September 2010
	9,280	1 October 2007	—	—	30 September 2011

G Lloyd	6,043	1 October 2007	—	—	30 September 2009
	5,013	1 October 2007	—	—	30 September 2010
	4,455	1 October 2007	—	—	30 September 2011

L Matheson	7,272	2 June 2008	—	—	30 September 2009
	5,886	2 June 2008	—	—	30 September 2010
	5,261	2 June 2008	—	—	30 September 2011

B Wright	23,334	1 October 2004	100	—	30 September 2008
	17,014	1 October 2005	100	—	30 September 2008
	15,468	1 October 2005	—	—	30 September 2009
	16,667	1 October 2006	100	—	30 September 2008
	14,228	1 October 2006	—	—	30 September 2009
	12,882	1 October 2006	—	—	30 September 2010
	5,288	1 October 2007	—	—	30 September 2009
	4,386	1 October 2007	—	—	30 September 2010
	3,898	1 October 2007	—	—	30 September 2011

Former	30,334	1 October 2004	—	100	30 September 2008
P Clare	19,446	1 October 2005	—	100	30 September 2008
	17,678	1 October 2005	—	100	30 September 2009
	21,905	1 October 2006	—	100	30 September 2008
	18,700	1 October 2006	—	100	30 September 2009
	16,930	1 October 2006	—	100	30 September 2010

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

AWARDS

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting Date

P Fegan	5,914	1 October 2004	100	—	30 September 2008
	2,916	1 October 2005	100	—	30 September 2008
	2,916	1 October 2005	—	—	30 September 2009
	11,782	1 October 2005	—	—	1 October 2008
	2,724	1 October 2006	100	—	30 September 2008
	2,724	1 October 2006	—	—	30 September 2009
	2,724	1 October 2006	—	—	30 September 2010
	11,004	1 October 2006	—	—	1 October 2009
	2,001	1 October 2006	—	—	1 October 2009
	784	1 October 2007	—	—	30 September 2009
	784	1 October 2007	—	—	30 September 2010
	784	1 October 2007	—	—	30 September 2011
	1,330	1 October 2007	—	—	1 October 2010
	5,143	13 November 2007	—	—	30 September 2009
	5,143	13 November 2007	—	—	30 September 2010
	5,143	13 November 2007	—	—	30 September 2011
	7,121	13 November 2007	—	—	1 October 2010
	26	16 November 2007	100	—	16 November 2007

G Bartlett	4,840	1 October 2004	100	—	30 September 2008
	2,500	1 October 2005	100	—	30 September 2008
	2,500	1 October 2005	—	—	30 September 2009
	8,033	1 October 2005	—	—	1 October 2008
	1,001	1 October 2006	100	—	30 September 2008
	1,001	1 October 2006	—	—	30 September 2009
	1,001	1 October 2006	—	—	30 September 2010
	8,628	1 October 2006	—	—	1 October 2009
	375	1 October 2006	—	—	1 October 2009
	2,002	1 October 2007	—	—	30 September 2009
	2,002	1 October 2007	—	—	30 September 2010
	2,002	1 October 2007	—	—	30 September 2011
	7,703	1 October 2007	—	—	1 October 2010
	26	16 November 2007	100	—	16 November 2007

M Cameron	1,403	16 July 2007	100	—	30 September 2008
	1,403	16 July 2007	—	—	30 September 2009
	1,403	16 July 2007	—	—	30 September 2010
	37,983	16 July 2007	100	—	1 November 2007
	37,983	16 July 2007	—	—	1 November 2008
	37,983	16 July 2007	—	—	1 November 2009
	1,984	16 July 2007	—	—	1 October 2009
	6,669	1 October 2007	—	—	30 September 2009
	6,669	1 October 2007	—	—	30 September 2010
	6,669	1 October 2007	—	—	30 September 2011
	11,318	1 October 2007	100	—	1 October 2010

R Chapman	1,920	1 October 2004	100	—	30 September 2008
	2,084	1 October 2005	100	—	30 September 2008
	2,084	1 October 2005	—	—	30 September 2009
	4,017	1 October 2005	—	—	1 October 2008
	1,946	1 October 2006	100	—	30 September 2008
	1,946	1 October 2006	—	—	30 September 2009
	1,946	1 October 2006	—	—	30 September 2010
	4,402	1 October 2006	—	—	1 October 2009
	600	1 October 2006	—	—	1 October 2009
	1,191	1 October 2007	—	—	30 September 2009
	1,191	1 October 2007	—	—	30 September 2010
	1,191	1 October 2007	—	—	30 September 2011
	4,402	1 October 2007	—	—	1 October 2010
	26	16 November 2007	100	—	16 November 2007

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

AWARDS

Group Executive	Number granted	Date	% Vested in year	% Forfeited in year	Vesting Date

G Lloyd	3,572	1 October 2005	100	—	30 September 2008
	3,336	1 October 2006	100	—	30 September 2008
	3,336	1 October 2006	—	—	30 September 2009
	1,334	1 October 2007	—	—	30 September 2009
	1,334	1 October 2007	—	—	30 September 2010
	1,334	1 October 2007	—	—	30 September 2011
	4,716	1 October 2007	—	—	1 October 2010
	26	16 November 2007	100	—	16 November 2007

L Matheson	849	2 June 2008	—	—	30 September 2009
	849	2 June 2008	—	—	30 September 2010
	849	2 June 2008	—	—	30 September 2011
	2,799	2 June 2008	—	—	1 October 2010

P Newham	1,406	17 May 2006	100	—	30 September 2008
	2,424	17 May 2006	100	—	17 May 2008
	2,424	17 May 2006	—	—	17 May 2009
	1,334	1 October 2006	100	—	30 September 2008
	1,334	1 October 2006	—	—	30 September 2009
	1,195	1 October 2007	—	—	30 September 2009
	1,195	1 October 2007	—	—	30 September 2010
	26	16 November 2007	100	—	16 November 2007

B Wright	1,152	1 October 2004	100	—	30 September 2008
	626	1 October 2005	100	—	30 September 2008
	626	1 October 2005	—	—	30 September 2009
	3,571	1 October 2005	—	—	1 October 2008
	584	1 October 2006	100	—	30 September 2008
	584	1 October 2006	—	—	30 September 2009
	584	1 October 2006	—	—	30 September 2010
	3,668	1 October 2006	—	—	1 October 2009
	334	1 October 2006	—	—	1 October 2009
	1,168	1 October 2007	—	—	30 September 2009
	1,168	1 October 2007	—	—	30 September 2010
	1,168	1 October 2007	—	—	30 September 2011
	3,144	1 October 2007	—	—	1 October 2010
	26	16 November 2007	100	—	16 November 2007

Former	1,498	1 October 2004	—	100	30 September 2008
P Clare	716	1 October 2005	—	100	30 September 2008
	716	1 October 2005	—	100	30 September 2009
	6,025	1 October 2005	—	100	1 October 2008
	767	1 October 2006	—	100	30 September 2008
	767	1 October 2006	—	100	30 September 2009
	767	1 October 2006	—	100	30 September 2010
	5,502	1 October 2006	—	100	1 October 2009
	1,584	1 October 2006	—	100	1 October 2009
	26	16 November 2007	100	—	16 November 2007

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Proportion of remuneration at risk

Details of the proportion of remuneration at risk for each Group Executive are shown in the table below. This table shows the short term incentive payment and equity compensation as a percentage of their total remuneration.

	Proportion of remuneration at risk (%)		Value of options as a proportion of remuneration (%)
	2008	2007	2008	2007
P Fegan	57.9	65.4	7.3	4.9
G Bartlett	57.3	61.7	10.0	7.7
M Cameron	51.9	55.9	5.4	0.3
R Chapman	58.0	58.6	8.8	6.1
G Lloyd	52.4	N/a	1.4	N/a
L Matheson	37.9	N/a	2.0	N/a
P Newham	39.0	N/a	0.0	N/a
B Wright	45.7	52.8	14.1	9.7

Former
P Clare	N/a	54.8	N/a	10.0

For further clarification, the following table sets out the mix of fixed and target at risk entitlements of the Group Executive for the 2008 year.

	Total Reward Opportunity
	Fixed (Cash)	STIA (cash)	STID (awards)	LTI (awards and
	%	%	%	options) %
P Fegan	34.89	31.83	6.37	26.92
G Bartlett	36.30	36.75	13.34	13.61
M Cameron	30.01	33.57	10.99	25.43
R Chapman	38.11	34.88	10.85	16.15
G Lloyd	34.33	42.99	10.75	11.94
L Matheson	37.88	31.82	11.36	18.94
P Newham	52.28	29.07	10.36	8.29
B Wright	44.61	33.46	8.92	13.01

Former
P Clare	45.18	29.51	11.18	14.12

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Analysis of Movement in Options

The movement during the reporting period, by value, of options over ordinary shares in the Company held by each key management person and each of the five named Company executives and relevant Group executives is detailed below:

		Value of options
	Granted in year	exercised in year	Lapsed in year
	$	$	$
	(A)	(B)	(C)

Managing Director
P Fegan	671,099	—	—

Executives
G Bartlett	99,178	627,268	—
M Cameron	330,579	—	—
R Chapman	137,745	864,023	—
G Lloyd	66,122	—	—
L Matheson	85,804	—	—
P Newham	—	—	—
B Wright	57,857	—	—
	777,285	1,491,291	—

Former
P Clare	—	2,501,490	920,745

(A)

The value of options granted in the year is the fair value of the options calculated at grant date using a binomial option-pricing model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period (i.e. in years 1 October 2007 to 30 September 2011).

(B)

The value of options exercised during the year is calculated as the market price of shares of the Bank as at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

(C)

The value of the options that lapsed during the year represents the benefit forgone and is calculated at the date the option lapsed using a binomial option-pricing model, assuming the performance criteria had been achieved.

Non-Executive Directors’ Remuneration Policy

The Bank’s Constitution provides that the Directors shall be paid an aggregate remuneration as is determined by Shareholders at the Annual General Meeting. The fees are determined having regard to advice from external consultants, on competitive market practice.  The amount so determined is divided between the Directors at their discretion. The last determination made was at the Annual General Meeting held in December 2007, where shareholders approved an aggregate amount to not exceed $3,000,000 per annum, such sum being inclusive of all statutory superannuation guarantee contributions that the Bank makes on behalf of Directors.

The remuneration of Non-Executive Directors is a total package, which comprises fees, statutory and salary sacrifice superannuation, prescribed benefits and cost of shares acquired under the Non-Executive Directors’ Share Purchase Plan.

Until December 2003, the Bank’s Constitution made provision for the maximum retirement allowance that the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. However, at the Annual General Meeting held on 19 December 2003, shareholders approved an amendment to the Constitution such that no retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003 and the entitlements of each Non-Executive Director in office at 30 September 2003 will not increase from that amount accrued to the Non-Executive Director on 30 September 2003.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Details of the nature and amount of each major element of remuneration for St.George’s Directors are as follows:

					Post	Share-
	Short Term Benefits (B)			Long Term	Employment	Based
				Benefits	Benefits	Payments
						Hybrid
	Base Fee/				Superannuation	(salary
	Remuneration	Short Term		Long Service	Contributions	sacrifice)			Retirement
$’000	(A)	Incentive	Total	Leave	(C)	(D)	Total	TOTAL	provision (E)

Non- Executive Directors
J S Curtis (Chairman)
2008	319	—	319	—	15	100	115	434	340
2007	235	—	235	—	13	—	13	248	340
T J Davis
2008	17	—	17	—	14	207	221	238	—
2007	22	—	22	—	13	185	198	220	—
R A F England
2008	252	—	252	—	14	—	14	266	—
2007	225	—	225	—	13	—	13	238	—
P J O Hawkins
2008	143	—	143	—	14	100	114	257	—
2007	13	—	13	—	6	66	72	85	—
R Holliday-Smith
2008	219	—	219	—	14	—	14	233	—
2007	120	—	120	—	8	—	8	128	—
P D R Isherwood AO
2008	269	—	269	—	14	—	14	283	342
2007	228	—	228	—	13	—	13	241	342
L B Nicholls AO
2008	205	—	205	—	14	50	64	269	145
2007	172	—	172	—	13	50	63	235	145
G J Reaney
2008	170	—	170	—	14	80	94	264	367
2007	187	—	187	—	13	45	58	245	367

Former

J M Thame
2008	336	—	336	—	10	—	10	346	—
2007	527	—	527	—	13	—	13	540	348

(A)

Base fees for Non-Executive Directors are inclusive of committee fees (if applicable), and salary sacrifice superannuation, and are exclusive of the cost of shares acquired under the Non-Executive Directors’ Share Purchase Plan. During the year, 14,793 shares were acquired and allocated to 5 Directors under this plan. Brokerage of $1,169 was paid by the Bank in acquiring these shares.

(B)

Remuneration in respect of short term benefits excludes insurance premiums paid by the Group in respect of Directors’ and officers’ liability insurance contracts. These contracts cover both current and former Directors and officers. Under the terms of the insurance policy, the Group is prohibited from disclosing the total premium paid. The premium has not been allocated to individuals covered by the insurance policy as, based on all available information, the Directors consider that no reasonable basis for such allocation exists.

(C)	Represents superannuation guarantee charge applicable to Directors under 70 years of age.

(D)	Represents the cost of shares acquired under the Non-Executive Directors’ Share Purchase Plan under a salary sacrifice arrangement.

(E)

At the Bank’s Annual General Meeting on 19 December 2003, shareholders approved a resolution that non-Executive Directors appointed after 30 September 2003 would not be entitled to retirement benefits.

Share based payments

No options over shares have been granted to Non-Executive Directors except as part of the salary sacrifice arrangement under the Non-Executive Directors Share Purchase Plan.

Here ends the audited Remuneration Report, the remainder of the Directors’ Report is unaudited.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

DIRECTORS’ SHAREHOLDINGS

The relevant interest of each Director in the share capital of the Bank at the date of this report is outlined in the following table.  Each interest is held beneficially by the relevant Director.

					Options granted
	Fully paid				over ordinary
Name	ordinary shares	SAINTS	CPS I	CPS II	shares	Awards (1)

J S Curtis (2)	25,295	318	—	—	—	—
T J Davis	22,870	—	5,000	—	—	—
R A F England	5,739	—	—	—	—	—
P J O Hawkins	11,616	—	—	2,000	—	—
R Holliday-Smith	2,500	—	—	—	—	—
P D R Isherwood AO	32,202	263	1,000	1,165	—	—
L B Nicholls AO	8,997	—	—	—	—	—
G J Reaney	51,268	—	—	—	—	—
P A Fegan	219,967	—	—	—	356,584	72,612

(1)	Awards granted under the Executive Performance Share Plan that represents a right over ordinary shares.

(2)	Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

SHARE OPTIONS

On 1 October 2007, 207,508 options were granted to seven Group Executives (including Paul Fegan in his prior role as a Group Executive Member).  On 13 November 2008, 138,906 options were granted to the new Chief Executive Officer and on 2 June 2008, 18,419 options were granted to one new Group Executive. Three former Group Executives forfeited 238,764 options during the year as a result of cessation of employment.  No options have been granted since the end of the financial year and up to the date of this report. 503,891 ordinary shares were issued as a result of exercising options granted under the Executive Option Plan.  The number of options outstanding as of the date of this report is 1,087,489.

CORPORATE GOVERNANCE

The Managing Director and Chief Executive Officer and the Chief Financial Officer have provided a written statement to the Board that in their respective opinions:

(i)	the financial records of the Group have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(ii)

the financial statements and accompanying notes comply with accounting standards and give a true and fair view of the financial condition and operational results of the Group and the Bank for the year ended 30 September 2008;

(iii)	the financial statements of the Group are founded on a sound system of risk management and internal compliance which implement the policies adopted by the Board; and

(iv)	the risk management, compliance and control framework adopted by the Group as it relates to financial reporting is operating effectively and efficiently, in all material respects.

NON-AUDIT SERVICES

During the year, KPMG, the Bank’s auditor, performed certain non-audit services for which it was paid $3.012 million (2007: $1.249 million).  Details are set out in Note 32.

The Board has considered the other services provided during the year by the auditor and in accordance with written advice provided by resolution of the Board Audit Committee, is satisfied that the provision of those other services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

(i)

all services were subject to the corporate governance procedures adopted by the Group and have been reviewed by the Board Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

(ii)

the other services provided do not undermine the general principle relating to auditor independence as set out in the Accounting and Professional Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants which replaces Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Group, acting as an advocate for the Group or jointly sharing risks and rewards.

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is attached to and forms part of the Directors’ Report.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

PRINCIPAL ACTIVITIES OF THE GROUP

The principal activities of the Group during the financial year were undertaken by the following business segments:

Retail Bank (RB)

RB is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners.  This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)

IBB is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.

BankSA (BSA)

BSA provides retail banking, business banking and private banking services to customers in South Australia and the Northern Territory.  These services have been extended into country New South Wales and Victoria.  Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM)

WM provides superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

GROUP’S OBJECTIVE

Based on the Group’s well established business strategy, St.George has consistently delivered strong results for shareholders.  These results have been achieved through delivering on St.George’s low risk, organic growth strategy.

The Board of St.George have unanimously recommended the proposed merger with Westpac, announced in May 2008, subject to no superior proposal emerging.  The Merged Group’s vision is to become the leading financial services company in Australia and New Zealand.  Underlying the vision is a customer-focused strategy whereby the Merged Group will seek to create a culture in which customers are at the centre of everything it does.  If the proposed merger is approved by shareholders, the combined 10 million customers will have access to enhanced banking services, in terms of a larger banking network and a wider range of financial services.

OPERATING AND FINANCIAL REVIEW

OVERVIEW OF THE GROUP

The net profit of the Group for the financial year after income tax, minority interests, goodwill impairment, significant items and before preference dividends was $1,205 million (2007: $1,190 million).  The net profit available to ordinary shareholders was $1,174 million (2007: $1,163 million).

The table below shows the contribution from each division for 2008 and 2007.

	Net profit before tax (1)
Business Segment	2008	2007	Increase
	$M	$M	%

Retail Bank	821	767	7.0
Institutional and Business Banking	616	486	26.7
BankSA	272	241	12.9
Wealth Management	194	210	(7.6)
	1,903	1,704

(1)              Before goodwill impairment, significant items and hedging and non-trading derivatives volatility.

The following table provides details of returns to shareholders over the past five years:

		2008	2007	2006	2005	2004 (1)
Net profit available to shareholders	$M	1,174	1,163	1,048	915	717
Basic earnings per share (2)	Cents	237.0	218.9	195.8	173.1	160.8
Dividends per share	Cents	213	168	151	137	122
Share price (3)		$28.60	35.39	30.24	27.89	21.85

(1)	Prepared under previous GAAP.

(2)	Before goodwill amortisation/impairment, significant items, non-trading derivatives volatility and after preference share dividends.

(3)	Share price at 30 September.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

REVIEW OF FINANCIAL CONDITION

The Group’s shareholders’ equity increased from $5.9 billion to $7.0 billion during the financial year.  This increase is primarily due to $227 million of ordinary capital raised through the dividend reinvestment plan, $844 million of ordinary capital raised from the share purchase plan and private placement, and a $164 million increase in retained profits.  The final dividend for the year ended 30 September 2008 and an additional special dividend have not been provided for in the financial statements and as a result have not been deducted from retained earnings.

St.George’s capital position remains strong with a total capital adequacy ratio of 10.4% at 30 September 2008 (2007: 10.2%).  This ratio is above APRA’s minimum requirement of 9.5%.  At 30 September 2008, St.George’s Adjusted Common Equity (ACE) ratio was 4.9% (2007: 4.9%).

DIVIDENDS

Information regarding dividends paid or declared by the Bank since the end of the previous financial year is included in Note 8.

REVIEW OF OPERATIONS

For the full year to 30 September, the Group’s net profit increased by 1.3% to $1,205 million.  The total dividends were 213 cents, up 26.8% and include a special dividend of 31 cents and a final dividend of 94 cents.

For the full year to 30 September, the Group’s cash net profit (as defined on page 18) increased by 13.9% to $1,321 million.  Return on equity on a cash basis was 21.5%.

Highlights of this year’s cash result were a 9.4% increase in total cash revenue to $3,579 million.  While still investing, costs were effectively managed, decreasing by 0.3% to $1,386 million.  This resulted in an improvement in the cash expense to income ratio to an industry leading 38.7%.

Earnings growth was underpinned by solid growth in business volumes in our key areas of home loans, retail deposits and middle market receivables.  St.George’s managed funds and margin lending business were adversely impacted by the negative performance of equity markets and investor confidence.  The funds under administration business maintained its fifth ranking in terms of funds under administration and fourth ranking on annual net flows.

Credit quality remains sound, reflecting the quality of the Group’s residential business lending portfolios and its prudent through the cycle credit culture and policies.  St.George does not have any direct exposure to the United States or domestic sub prime lending, collateralised debt obligations, collateralised loan obligations, credit default swaps or hedge funds.  Loan impairment expense as a percentage of average gross lending assets was 0.26% compared to 0.18% in 2007.

Going forward, the outlook for the economy remains uncertain as the effects of the global credit crisis continue to spread and impact the Australian economy, consumer confidence, liquidity and access to funding.  Central banks and governments around the world, including Australia, have announced and commenced to implement a number of measures to help limit the impact of the credit crisis and any subsequent downside risks to the economy.

St.George fully supports the Australian government’s response to the credit crisis and its fiscal stimulus package.  This package includes announced measures for the government to guarantee deposits in Australian banks, building societies and credit unions.  These measures are extremely helpful but there are still many issues to be resolved and the situation continues to be uncertain.  We believe the government will closely monitor the situation and may need to take further actions.

STATE OF AFFAIRS

Significant changes in the state of affairs of the Group during the financial year were as follows:

SECURITISATION

The Bank securitised a total of $1.6 billion of auto loans during the year through the Crusade Program (2007: $5.9 billion of housing loans).  The total value of securitised receivables outstanding at 30 September 2008 was $15,544 million (2006: $18,752 million).

BORROWING TRANSACTIONS

•                  In September 2008, the Group completed a $1,051 million issue of mortgage-backed securities under its Crusade Securitisation program.

•                  In July 2008, the Group issued asset backed securities with a value of $1,236 million as part of the Bank’s auto loan receivables securitisation program.

•                  In June 2008, the Group issued EUR 900 million of fixed rate notes maturing in June 2013.

•                  In May 2008, the Group issued $625 million of fixed rate and $125 million of floating rate subordinated notes maturing in May 2018.

•                  In April 2008, the Group issued EUR 100 million of floating rate notes, maturing in June 2011.

•                  In March 2008, the Group issued $1,150 million of one-year term funding comprising $1,000 million of floating rate transferable deposits and AUD 150 million of certificates of deposit.  The majority of the paper was placed with domestic investors.

•                  In March 2008, the Group issued CHF 250 million of floating rate notes, maturing in March 2010.  This was the first public issue by St.George in the Swiss market.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

•                  In March 2008, the Group completed a $341 million issue of asset-backed securities as part of the Group’s auto loan receivables securitisation program.

•                  In February 2008, the Group issued $900 million of floating rate transferable deposits, maturing in August 2009.

•                  In October 2007, the Group issued $200 million of fixed rate and $300 million of floating rate transferable deposits, maturing in July 2010.

By June 2008, the Group had completed 100% of its full year 2008 term funding requirement, raising $12.6 billion during the year.

The term funding market continues to be expensive but has been accessible to St.George as demonstrated by the debt issues completed during the year.  As at 30 September 2008, the average maturity period of term funding was 26 months (30 September 2007: 32 months).  Maturities of term funding in the next six months represent 15% of total term funding.

St.George accesses wholesale debt markets, both in Australia and in major international capital markets.  Short-term wholesale funding is predominantly sourced from the Australian market.  To supplement St.George’s strong funding base in Australia, St.George has established wholesale funding and securitisation programs in international markets.  This strategy provides the Group with prudent diversification of its wholesale funding sources to ensure there is no over reliance on any individual market.

CAPITAL MANAGEMENT

The following capital management initiatives were completed during the year:

•                  In March 2008, 3.5 million ordinary shares were issued under a Share Purchase Plan, raising $85 million of capital.

•                  7.7 million ordinary shares were issued under the Bank’s Dividend Reinvestment Plan (DRP) raising $227 million of capital;

•                  In December 2007, four million Converting Preference Shares (CPS II) were issued raising $392 million (net of issue costs) in non-innovative Tier 1 capital.  For accounting purposes the CPS II are classified as debt with distributions included in interest expense.  The CPS II replace USD250 million of depositary capital securities redeemed in June 2007;

•                  In November 2007, 21.9 million ordinary shares were issued pursuant to a private placement, raising $759 million (net issue costs) of capital;

CREDIT RATINGS

The Group’s credit ratings are as follows:

Rating Agency	Short-term Debt	Long-term Debt	Outlook
S&P	A-1	A+	Credit Watch Positive
Moody’s	P-1	Aa2	Under review - direction uncetain
Fitch	F1	A+	Rating Watch Positive

In May 2008, Moody’s placed the Group’s ratings on review – direction uncertain, following the announcement of merger discussions with Westpac.  Moody’s has stated that an upgrade of the Group’s debt and deposit ratings would be considered should the proposed merger with Westpac proceed and be completed within the time frame envisaged.  However, should the merger not eventuate, or not be completed in the time frame envisaged, Moody’s has stated that there would be potential for downward pressure on the Group’s bank financial strength rating and debt ratings and, if an alternate bidder with lower ratings than St.George ultimately merges with St.George, there would be downward pressure on all the Group’s ratings.  On the same day, Fitch placed the Group’s rating on Watch Positive.  In May 2008, Standard and Poor’s placed St.George’s ratings on Credit Watch with positive implications.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Mr Paul Fegan was appointed Chief Executive Officer on 13 November 2007 and Managing Director on 7 February 2008.

ENVIRONMENTAL REGULATION

Other than as stated below, the operations of the Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory.  The Bank may however become subject to environmental regulation when enforcing securities over properties to recover outstanding debts.

The Bank has submitted to the New South Wales State Government a strategy of energy use reduction in conformity with the Energy Administration Amendment (Water and Energy Savings) Act 2005.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

EVENTS SUBSEQUENT TO REPORTING DATE

Since 30 September 2008, the Bank has proposed a final dividend and a special dividend on ordinary shares (Note 45).

MERGER WITH WESTPAC

In May 2008, Westpac and St.George announced a proposed merger of the two entities.  Under the terms of the proposed merger, holders of St.George ordinary shares would receive 1.31 Westpac ordinary shares for each St.George ordinary share held.  The proposed merger would be implemented via a court-approved scheme of arrangement.

The Board of St.George has unanimously recommended the proposed merger to shareholders subject to no superior proposal emerging.

The proposed merger is subject to various conditions, including the receipt of all necessary regulatory approvals, approval by St.George’s shareholders of the merger and of the change to the Bank’s constitution to allow a shareholder to hold more than 10% of the Bank’s shares, court approval of the merger and other customary conditions, such as no material adverse change in either party and no prescribed occurrences by either party.

St.George shareholders will be asked to vote on the proposed merger and constitutional change at the Bank’s share scheme meeting and the extraordinary general meeting respectively to be held on 13 November 2008.

The independent expert, Grant Samuel, considers the merger proposal to be “fair” and “reasonable” and has therefore concluded that, in its opinion, the merger proposal is in the best interests of shareholders, in the absence of a superior proposal.

On 23 October 2008, the Australian Federal Treasurer announced his approval of the proposed merger of Westpac and St.George.

GOVERNMENT GUARANTEE SCHEMES IN AUSTRALIA

The Australian Government announced on 12 October 2008 that it would guarantee the deposits in eligible Australian ADIs (including St.George) for a period of three years from 12 October 2008.  The deposit guarantee applies to deposits held in eligible ADIs (including foreign branches of eligible ADIs) by all types of legal entities, regardless of where the depositor resides.  It will apply to deposits held in any currency.

For deposits of $1 million or under, the deposit guarantee will be free.  From 28 November 2008, for deposits over $1 million, the first $1 million would be guaranteed for free and an eligible ADI will be able to obtain coverage under the deposit guarantee for amounts over $1 million, in return for a fee.  The $1 million threshold applies to the total amount of funds held by a depositor in (separate) deposit accounts with an eligible ADI.

The Financial System Legislation Amendment (Financial Claims Scheme and other Measures) Act 2008 has been enacted to facilitate the deposit guarantee.   The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of APRA’s financial claims scheme costs.  The levy is imposed on liabilities of ADIs to their deposits and cannot be more than 0.5% of the amount of those liabilities.

The Australian Government has also announced that it will guarantee the wholesale term funding of eligible ADIs.  The wholesale funding guarantee facility will be extended, by application, on an issue-by-issue basis for senior unsecured debt instruments in all major currencies with a term of up to 60 months issued domestically or offshore.  The Australian Government has announced that it will withdraw the facility once market conditions have normalised.

Fees will apply to the wholesale term funding guarantee and the guarantee deposits above the $1 million threshold.  A different fee will apply to eligible ADIs based on their credit rating.  The fee that will apply to St.George, based on its current rating by Standard and Poor’s of A+ is 100 basis points (1.00%) per annum.  The fees will be levied on a monthly or quarterly basis depending on the liability.

The Australian Government has announced that the deposit and wholesale funding guarantee scheme will be reviewed on an ongoing basis and revised if necessary.

Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

In preparation for Basel II, the Bank has introduced a broad range of enhancements to its risk management framework.  Significant business benefit has been derived from the new methodologies and risk management practices.

The Group is targeting Advanced status for the calculation of capital requirements under Basel II.

Accreditation for the Advanced approaches under Basel II is subject to APRA approval.  The Group will remain subject to Basel I during 2008.  As an interim measure, from 1 January 2009, St.George will be required to transition to Basel II standardised approach until it achieves accreditation under the Basel II advanced approaches.

Further information regarding likely developments in the operations of the Group and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the interests of the Group.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Bank’s Constitution provides for an indemnity to each person who is or has been a Director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 15 April 1994 to any person (other than the Bank or a related body corporate) whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful.

In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgement is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the Directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a Director, principal executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Bank has paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under the Corporations Act 2001.  Such officers consist of the Directors named earlier in this report, the company secretaries, executive officers, Bank officers appointed on the Bank’s behalf to external Directorships, and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Act 2001, together with all other former and future Directors, company secretaries and officers.  Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

ROUNDING OF AMOUNTS

The Bank is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 dated 10 July 1998, as amended by class order 05/641 dated 28 July 2005 and 06/51 dated 31 January 2006.  Accordingly, amounts in this report and the accompanying Financial Statements have been rounded to the nearest one million dollars except where otherwise indicated.

Signed in accordance with a resolution of the Directors.

J S Curtis	P A Fegan

Chairman	Managing Director and CEO

Signed at Sydney, New South Wales

4 November 2008

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To: The Directors of St.George Bank Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 September 2008 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

P M Reid
Partner

Sydney
4 November 2008

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

INCOME STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

		Consolidated		Bank
	NOTE	2008	2007	2008	2007
		$M	$M	$M	$M

Interest income	2	10,710	8,203	9,179	6,613
Interest expense	2	8,237	6,010	6,974	4,760
Net interest income		2,473	2,193	2,205	1,853

Other income	3,7	1,132	1,092	1,029	1,092

Total operating income		3,605	3,285	3,234	2,945

Bad and doubtful debts expense	4	291	178	264	158

Operating expenses	5,7	1,453	1,390	1,358	1,301

Share of profit in equity accounted associates		1	—	—	—

Profit before income tax		1,862	1,717	1,612	1,486

Income tax expense	6,7	656	525	581	392

Net profit for the year		1,206	1,192	1,031	1,094

Attributable to:

Shareholders of the Bank		1,205	1,190	1,031	1,094

Minority interest		1	2	—	—

Net profit for the year		1,206	1,192	1,031	1,094

Dividends per ordinary share (cents)
Interim dividend paid	8	88	82
Final dividend paid	8	86	77
Final dividend proposed	45	94	86
Special dividend proposed	45	31	—

Earnings per share (cents)
Basic	9	210.6	219.5
Diluted	9	209.2	217.8

The Income Statements should be read in conjunction with the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2008

		Consolidated		Bank
	NOTE	2008	2007	2008	2007
		$M	$M	$M	$M

ASSETS
Cash and liquid assets	10	2,672	2,081	2,672	2,081
Receivables due from other financial institutions	11	305	1,244	185	625
Assets at fair value through the income statement	12	15,605	11,339	15,676	11,450
Derivative assets	41	3,389	1,271	3,010	1,154
Available for sale investments	13	2,810	929	2,210	1
Loans and other receivables	14	97,721	89,884	77,415	65,878
Bank acceptances of customers	15	22,263	16,343	22,263	16,343
Amounts receivable from controlled entities		—	—	4,309	4,737
Investments in controlled entities	18	—	—	1,667	2,425
Investment in associated companies		29	28	25	25
Property, plant and equipment	19	331	345	312	327
Intangible assets	20	1,378	1,323	952	903
Deferred tax assets	21	244	215	215	188
Other assets		633	798	507	687

TOTAL ASSETS		147,380	125,800	131,418	106,824

LIABILITIES
Deposits and other borrowings	22	90,201	70,803	90,213	70,476
Payables due to other financial institutions	23	1,786	1,013	1,786	1,013
Derivative liabilities	41	2,291	3,440	1,744	1,869
Bank acceptances		3,970	6,348	3,970	6,348
Amounts payable to controlled entities		—	—	1,460	995
Provision for dividends		3	2	3	2
Current tax liabilities		62	101	56	90
Deferred tax liabilities	21	29	123	4	89
Other provisions	24	140	116	131	108
Bonds and notes	25	37,760	34,971	21,160	17,024
Loan capital	26	3,245	2,231	3,245	2,231
Bills payable and other liabilities	27	890	768	740	634

TOTAL LIABILITIES		140,377	119,916	124,512	100,879

NET ASSETS		7,003	5,884	6,906	5,945

SHAREHOLDERS’ EQUITY
Share capital	28	5,631	4,549	5,641	4,559
Reserves	29	115	243	146	271
Retained profits	30	1,250	1,086	1,119	1,115

Equity attributable to shareholders of the Bank		6,996	5,878	6,906	5,945

Minority interest	31	7	6	—	—

TOTAL SHAREHOLDERS’ EQUITY		7,003	5,884	6,906	5,945

The Balance Sheets should be read in conjunction with the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 30 SEPTEMBER 2008

		Consolidated		Bank
	NOTE	2008	2007	2008	2007
		$M	$M	$M	$M

Cash flow hedge reserve
Gains and losses on cash flow hedging instruments (net of tax)
Recognised in equity	29	(167)	46	(174)	53
Transferred to the income statement	29	4	1	4	1

Available for sale reserve
Losses on available for sale investments (net of tax)
Recognised in equity	29	(31)	(3)	(7)	—

Defined benefit plan actuarial (losses)/gains (net of tax)	30	(5)	2	(5)	2

Net (expense)/income recognised directly in equity		(199)	46	(182)	56

Profit for the year		1,206	1,192	1,031	1,094

Total recognised income and expense for the year		1,007	1,238	849	1,150

Total recognised income and expense for the year attributable to:
Shareholders of the Bank		1,006	1,236	849	1,150
Minority interests		1	2	—	—
Total recognised income and expense for the year		1,007	1,238	849	1,150

The Statements of Recognised Income and Expense should be read in conjunction with the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

			Consolidated		Bank
	NOTE		2008	2007	2008	2007
			$M	$M	$M	$M

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received			10,408	8,289	8,888	6,729
Interest paid			(8,165)	(6,059)	(6,897)	(4,834)
Other income received			1,045	915	775	720
Operating expenses paid			(1,293)	(1,292)	(1,402)	(1,244)
Income tax paid			(665)	(608)	(662)	(607)
Purchase of available for sale investments			(117)	(384)	(115)	—
Proceeds from sale and redemption of available for sale investments			275	1,005	—	—
Net (increase)/decrease in assets
- balance due from other financial institutions (not at call)			163	3	165	2
- assets at fair value through the income statement			(6,451)	(5,191)	(6,333)	(4,983)
- loans and other receivables			(13,960)	(13,067)	(17,446)	(11,292)
Net increase/(decrease) in liabilities
- balance due to other financial institutions (not at call)			767	(104)	767	(104)
- deposits and other borrowings			16,935	15,424	17,287	16,034
- bonds and notes			(176)	2,460	2,417	1,615

Net cash (used in)/provided by operating activities	(a	)	(1,234)	1,391	(2,556)	2,036

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of controlled entity	(b	)	—	27	—	27
Investment in controlled entities			—	—	(262)	(14)
Dividends received			6	8	69	246
Proceeds from sale of shares			93	8	93	8
Restructure related payments			(17)	(11)	(17)	(11)
Payments for property, plant and equipment			(83)	(91)	(76)	(85)
Proceeds from sale of property, plant and equipment			47	29	47	29
Net (increase)/decrease in amounts receivable from controlled entities			—	—	1,482	(756)
Net increase/(decrease) in amounts payable to controlled entities			—	—	465	(536)
Net (increase)/decrease in other assets			4	(219)	(28)	(144)
Net cash provided by/(used in) investing activities			50	(249)	1,773	(1,236)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase/(decrease) in liabilities
- other liabilities			(197)	36	(98)	44
- liabilities at fair value through the income statement			—	(390)	—	—
- loan capital			498	(32)	498	(32)
Net proceeds from the issue of Converting Preference Shares			392	320	392	320
Proceeds from the issue of shares			863	17	863	17
Issue costs			(8)	—	(8)	—
Dividends paid (excluding DRP)	(d	)	(755)	(725)	(755)	(725)

Net cash provided by/(used in) financing activities			793	(774)	892	(376)

Net increase/(decrease) in cash and cash equivalents			(391)	368	109	424

Cash and cash equivalents at the beginning of the year			1,775	1,407	1,155	731

Cash and cash equivalents at the end of the year	(c	)	1,384	1,775	1,264	1,155

The Statements of Cash Flows should be read in conjunction with the accompanying notes to the financial statements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(a) Reconciliation of profit after tax to net cash provided by operating activities

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Net profit attributable to shareholders of the Bank	1,205	1,190	1,031	1,094

Net profit on sale of property, plant and equipment	(13)	(10)	(13)	(10)
Net profit on sale of shares	(102)	(8)	(102)	(8)
Net profit on disposal of controlled entities	—	(3)	—	27
Dividends received	(6)	(8)	(69)	(246)
Treasury trading profit	(89)	(103)	(90)	(71)
Non trading derivatives	51	(13)	42	(24)
Gain on redemption of perpetual notes	—	—	—	(20)
Bad and doubtful debts expense	291	178	264	158
Share based compensation	14	12	14	12
Depreciation	63	61	57	56
Amortisation of deferred expenditure	39	31	33	24
Write-down of investment in controlled entities	—	—	—	29
(Increase)/decrease in assets
- interest receivable	(302)	86	(288)	93
- other income receivable	72	(28)	(15)	(60)
- balance due from other financial institutions (not at call)	163	3	165	2
- loans and other receivables	(13,960)	(13,067)	(17,446)	(11,292)
- available for sale investments	158	621	(115)	—
- assets at fair value through the income statement	(6,451)	(5,191)	(6,333)	(4,983)
- net position of deferred tax assets/(liabilities)	(33)	(71)	(112)	(73)
Increase/(decrease) in liabilities
- interest payable	107	(49)	112	(73)
- accrued expenses	47	49	(152)	(86)
- balance due to other financial institutions (not at call)	767	(104)	767	(104)
- provision for current income tax	(39)	(59)	(34)	(50)
- other provisions	25	(10)	24	(8)
- deposits and other borrowings	16,935	15,424	17,287	16,034
- bonds and notes	(176)	2,460	2,417	1,615

Net cash (used in)/provided by operating activities	(1,234)	1,391	(2,556)	2,036

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(b) Disposal of controlled entity

On 28 September 2007, the Group disposed of its 100% interest in Scottish Pacific Business Finance Holdings Pty Limited for $27 million.  The business contributed $3 million to the Group’s net profit from 1 October 2006 to 28 September 2007.

	2008	2007
	$M	$M

Consideration net of disposal cost	—	27
Fair value of assets disposed	—	24
Profit on sale	—	3
Net inflow of cash	—	27

(c) Reconciliation of cash

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Cash and liquid assets	2,672	2,081	2,672	2,081
Balances due from other financial institutions	125	900	5	280
Due to clearing houses	(988)	(982)	(988)	(982)
Bills payable	(425)	(224)	(425)	(224)
	1,384	1,775	1,264	1,155

(d) Dividends paid

There were 7,668,109 (30 September 2007: 4,209,831) shares issued pursuant to the Group’s dividend reinvestment plan raising $227 million (30 September 2007: $142 million).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

St.George Bank Limited (the Bank) is incorporated and domiciled in Australia.  The address of the Bank’s registered office is 4-16 Montgomery Street, Kogarah, New South Wales, 2217, Australia.  The financial report of the Bank for the year ended 30 September 2008 comprises the Bank and its controlled entities (the Group) and the Group’s interest in associates.

The financial report was authorised for issue by the Directors on 4 November 2008.

(A)    STATEMENT OF COMPLIANCE

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, the Corporations Act 2001 and the Banking Act 1959.  International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board, and for the purpose of this report are called Australian equivalents to IFRS (AIFRS).

As a result of complying with AIFRS, the Group’s financial report also complies with IFRS and interpretations adopted by the International Accounting Standards Board.

(B)    BASIS OF PREPARATION

The accounting policies set out below have been applied consistently to all periods presented in this financial report and have been applied consistently by Group entities.

The financial report has been prepared on the historical cost basis except for the following:

•                  Derivative financial instruments are measured at fair value;

•                  Financial instruments at fair value through the Income Statement are measured at fair value;

•                  Available for sale financial assets are measured at fair value;

•                  Defined benefit plan assets and liabilities are measured at fair value; and

•                  Recognised assets and liabilities that are subject to fair value hedges are fair valued to the extent of the hedged risk.

This financial report is presented in Australian dollars, which is the Bank’s functional currency and the functional currency of the Group.

The Bank is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998, as amended by class order 05/641 dated 28 July 2005 and 06/51 dated 31 January 2006.  Accordingly, all financial information presented in Australian dollars has been rounded to the nearest million unless otherwise stated.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.  In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Note 1(II).

The following new standards, amendments to existing standards and new interpretations have been identified as those that impact the Group.  They are available for early adoption at 30 September 2008, but have not been applied in preparing this financial report.

•                  AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (February 2007) replace the presentation requirements of segment reporting in AASB 114 Segment Reporting. AASB 8 introduces a “management approach” to segment reporting and will require the disclosure of segment information based upon the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. AASB 8 is applicable for the annual reporting periods beginning on or after 1 January 2009 and is expected to only impact disclosures contained within the consolidated financial report.

•                  Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101. A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard requires the presentation of a statement of comprehensive income, but does not change the recognition, measurement or disclosure of transactions or events that are required by other AASBs. In addition, if an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.  The Group has not yet determined the potential effect of the revised standard on the Group’s disclosures.

•                  Revised AASB 3 Business Combinations changes the application of acquisition accounting for business combinations and the accounting for non-controlling (minority) interests. The revised requirements require the immediate expensing of transaction costs relating to an acquisition, measurement of contingent consideration at acquisition date with subsequent changes recognised in the income statement and measurement of non-controlling (minority) interests at full fair value or the proportionate share of the fair value of the underlying net assets. The revised requirements are applicable for annual reporting periods beginning on or after 1 July 2009.   The Group has not yet determined the potential effect of the revised standard on the Group’s financial report.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

•                  Revised AASB 127 Consolidated and Separate Financial Statements changes the accounting for investments in subsidiaries.  Key changes include the measurement to fair value of any previous retained investment when control is obtained or lost, with any resulting gain or loss recognised in the profit and loss statement, and the treatment of increases in ownership interest after control is obtained as transactions with equity holders in their capacity as equity holders.  The revised standard is applicable for annual reporting periods beginning on or after 1 July 2009.  The Group has not determined the potential effect of the revised standard on the Group’s financial report.

The following amendment to Australian Accounting Standards has been early adopted during the financial year commencing 1 October 2007.

•                  AASB 2008-10 Amendments to Australian Accounting Standards – Reclassification of Financial Assets.  This standard makes amendments to AASB 139 Financial Instruments: Recognition and Measurement and AASB 7 Financial Instruments: Disclosure.  The amendment permits the reclassification of certain non-derivative financial assets, other than those designated at fair value through profit and loss upon initial recognition, out of the fair value through profit or loss category when the financial asset is no longer held for the purpose of selling or repurchasing in the near future and there are rare circumstances or it would otherwise have met the definition of a loan and receivable at initial recognition.  The amendment can be applied from 1 July 2008.

The early adoption of this amendment resulted in $2.085 billion of debt and mortgage backed securities within assets at fair value through the income statement at 1 July 2008 being reclassified into available for sale investments.  The carrying value of these reclassified investments at 30 September 2008 was $2.072 billion, resulting in a fair value loss of $13 million being recognised in the available for sale reserve instead of the income statement.  The Group expects to fully recover all principal and interest cash flows relating to these reclassified investments.

The Group considers that the recent events impacting financial markets is a rare circumstance as discussed in the amended standard and the reclassification of the above investments is appropriate.

(C)    CONSOLIDATION

The consolidated financial report comprises the financial report of the Bank and all entities that are controlled by the Bank.  Under AASB 127 Consolidated and Separate Financial Statements, control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  Under UIG 112 Consolidation – Special Purpose Entities, control exists where the Bank has the majority of the risks and benefits of the entity.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Associates are those entities for which the Group has significant influence, as defined in AASB 128 Investments in Associates, but not control, over the financial and operating policies.  The consolidated financial statements include the Group’s share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases.

When the Group’s share of losses exceeds its interest in an associate, the carrying amount of the Group’s investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

All inter-entity balances and transactions between Group entities have been eliminated on consolidation.

Trusts involved in the securitisation of the Bank’s assets and asset backed-conduit vehicles have been consolidated.  The trusts have been consolidated on the basis that the Group has retained the majority of residual benefits from the trusts’ activities and the majority of residual ownership risks related to the trusts’ assets.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer Note 1(O)).

Investments in subsidiaries are accounted for at cost in the individual financial statements of the Bank.

(D)    FOREIGN CURRENCY

Transactions in foreign currencies are translated at the foreign exchange rate at the date of the transaction.  All monetary assets and liabilities held in foreign currencies are shown in this financial report at the exchange rates prevailing at balance date.  Foreign currency forwards, futures, swaps and options are valued at fair value using the appropriate market rates at balance date.  Unrealised profits and losses arising from these revaluations are recognised in the Income Statement, subject to the application of hedge accounting (refer Note 1(I)).

For foreign exchange trading activities, it is the policy of the Group to maintain a substantially matched position in foreign currency assets and liabilities, hence the net exposure to exchange risk is not significant.

(E)    TRANSLATION OF CONTROLLED FOREIGN ENTITIES

The functional currency of the domestic operations of the Bank has been determined to be Australian dollars (AUD), as this currency best reflects the economic substance of the underlying events and circumstances relevant to the Bank.  Each entity within the Group has also determined its functional currency based on its own primary economic indicators.

Assets and liabilities of foreign operations with an overseas functional currency are translated to AUD (the Group’s presentation currency) at balance sheet date at the foreign exchange rates ruling at that date.  Revenues and expenses of these entities are translated to AUD at the spot

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

exchange rate at the date of the transaction.  All resulting exchange differences are recognised in the Foreign Currency Translation Reserve as a separate component of equity and are released to the Income Statement upon disposal.

(F)    CASH AND LIQUID ASSETS

Cash and liquid assets are readily convertible to cash and subject to insignificant risk of change in value and comprise cash held in branches, ATMs, cash at bank, money at call, bills receivable, remittances in transit and securities purchased under agreement to resell.  Interest income on cash and liquid assets is recognised using the effective interest rate method in the Income Statement.  Cash and liquid assets are recognised at the face value or the gross value of the outstanding balance.

For the purpose of the Cash Flow Statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.  Such investments are normally those with an original maturity of less than three months.  Cash and cash equivalents include cash and balances with the Reserve Bank, short term amounts included in receivables due from other financial institutions, payables due to other financial institutions and bills payable.

(G)    RECEIVABLES DUE FROM OTHER FINANCIAL INSTITUTIONS

Balances due from other financial institutions are loans and receivables.  These include loans, nostro balances and settlement account balances due from other banks.  They are measured at fair value at inception and subsequently measured at amortised cost using the effective interest rate method.  Interest income is recognised using the effective interest rate method in the Income Statement.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments and certain acquisition expenses through the expected life of the instrument.  When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

(H)    ASSETS AT FAIR VALUE THROUGH THE INCOME STATEMENT

Assets at fair value through the Profit and Loss are described in these accounts as assets at fair value through the Income Statement.

Trading securities are purchased without the intention of being held to maturity.  The securities are recorded at fair value based on quoted market prices.  Realised and unrealised gains and losses are recognised in the Income Statement.  Interest on trading securities is included in net interest income.  At acquisition, trading securities are recorded on a settlement date basis.

Where available, quoted bid prices are used to account for the fair value of assets.  Quoted mid prices are used to account for fair value of assets where there is an offsetting risk position in a portfolio.

Realised gains and losses on disposal and unrealised fair value adjustments are included in other income.  Interest income on assets at fair value through the Income Statement is included within interest income using the effective interest rate method.  Dividends continue to be reflected in other income when earned.

(I)     DERIVATIVE FINANCIAL INSTRUMENTS

The Group makes use of the derivatives market for trading purposes and to hedge foreign exchange, interest rate risk and credit risk.

All derivatives that do not meet the hedging criteria under AASB 139 are classified as derivatives held for trading, with changes in fair value recognised immediately within the Income Statement.

Interest income and expense on derivatives, except those used to manage underlying assets and liabilities, are included within other income.  Interest income and expense for derivatives used to manage underlying assets and liabilities are included with the interest flows of these items within interest income or expense.

Derivatives are initially recognised at trade date at fair value.  Subsequent to initial recognition, derivatives are measured at fair value.  The method of recognising the gain or loss on re-measurement of fair value depends on whether the derivative is designated as a hedging instrument, the nature of the item being hedged and whether the derivative qualifies for hedge accounting.  A positive revaluation amount of a contract is disclosed as an asset and a negative revaluation amount of a contract is disclosed as a liability.

The Group has adopted cash flow hedging or a combination of cash flow and fair value hedging in respect of its asset and liability management activities.

Fair values are obtained from quoted market prices where there is a market and valuation techniques are used when there is no active market.  Valuation techniques include discounted cash flow models and options pricing models as appropriate.

At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.  The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the Income Statement within other income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.  If the fair value hedge relationship is terminated, other than due to the derecognition of the hedged item, fair value hedge accounting ceases and for interest earning assets or interest bearing liabilities, the fair value adjustment of the hedged item is amortised to the Income Statement over the remaining term of the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity.  The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.  This represents the amount by which the changes in the fair value of the expected cash flow of the derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.

Amounts from the cash flow hedge reserve are transferred to the Income Statement when the cash flows on the hedged item are recognised in the Income Statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the Income Statement over the remaining term of the original hedge.  Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in the Income Statement.

Derivatives that do not qualify for hedge accounting

Derivatives contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through the Income Statement.  Interest income on these derivative contracts is recognised together with the underlying item within interest income and expense.

Embedded derivatives

A derivative may be embedded within a host contract.  If the host contract is not already measured at fair value with changes in fair value reported in the Income Statement, the embedded derivative is separated from the host contract where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.  This is then accounted for as a stand-alone derivative instrument at fair value.  Otherwise, the embedded derivative is accounted for on the same basis as the host contract.

(J)    INVESTMENTS AND OTHER FINANCIAL ASSETS

Investment securities, shares in entities and other investments are classified as available for sale investments.

Available for sale investments are non-derivative assets intended to be held for an indefinite period of time, including commercial paper and equities.  They may be sold in response to a need for liquidity or changes in interest rates and exchange rates.

Available for sale investments are initially recognised at fair value plus transaction costs.  They are subsequently remeasured at fair value and gains and losses arising from changes in fair value are recognised in equity in the available for sale reserve until investments are sold, otherwise disposed of, or until such investments become impaired.  Unquoted equities whose fair value cannot be reliably measured are carried at cost.

Interest income is recognised on available for sale investments using the effective interest rate method, calculated over the assets’ expected life.  Premiums and/or discounts arising on purchase are included in the calculation of their effective interest rate.  Dividends are recognised in other income within the Income Statement when earned.

When a decline in the fair value of an available for sale investment has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in the Income Statement.  When a subsequent event causes the amount of impairment loss on an available for sale debt instrument to decrease, the impairment loss is reversed through the Income Statement.  Where the decrease in the impairment loss relates to an available for sale equity instrument, the reversal of the impairment loss is recognised directly in equity.

When available for sale investments are sold, cumulative gains or losses previously recognised in equity are recognised in other income within the Income Statement.

(K)    LOANS AND OTHER RECEIVABLES

Loans and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted in an active market.

Loans and receivables include residential, commercial, credit cards, overdrafts and other personal loans, leasing, hire purchase, leveraged leases, margin lending, structured financing, securitised loans and asset-backed conduit vehicle receivables.

Loans and other receivables are initially recognised at fair value plus transaction costs.  They are subsequently measured at amortised cost using the effective interest rate method.

Note 1(M) provides additional information with respect to loan impairment.  For more details on revenue recognition, refer to Note 1(CC) revenue recognition.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Finance lease receivables

Finance leases in which the Group is the lessor are included in loans and other receivables.  At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value accruing to the lessor is recorded in the balance sheet.  Income attributable to the leases is brought to account progressively in the Income Statement over the lease term on an effective yield basis.

Structured financing

Structured financing by the Group includes participation in leveraged leases and is recorded at the amounts equal to the Group’s participation and included in loans and other receivables in the Balance Sheet.  Revenue is recognised in the Income Statement based on an effective yield basis.  Certain structured financing loans are recognised at fair value through the Income Statement rather than at amortised cost.

Securitisation

The Group periodically sells loans (principally housing loans and automobile finance receivables) to special purpose trusts that issue securities to investors.  Group entities act as manager, servicer and custodian to these trusts.  The Group also provides redraw facilities and basis and interest rate swaps to the trusts.  Securitised loans that do not qualify for de-recognition and the associated funding are included within the Bank’s loans and other receivables and bonds and notes respectively.

The Group does not stand behind the capital value or the performance of the securities or the assets of the trusts.  The Group does not guarantee the payment of interest or the repayment of principal due on the securities.  The Group is not obliged to support credit losses that may be suffered by the investors and does not intend to provide such support.

The trusts involved in the securitisation of the Bank’s assets and asset-backed conduit vehicles have been consolidated.  Accordingly, securitised loans and other assets, together with associated funding within these trusts and entities, are included within the Group’s loans and other receivables and bonds and notes respectively.

(L)    IMPAIRED FINANCIAL ASSETS

The following criteria has been used by the Group in the classification of impaired assets.

Non-performing

Loans are classified as non-performing where:

(a)              contractual payments of principal and/or interest are outside contractual terms and where the value of security is insufficient to cover repayment of principal and interest;

(b)             a specific impairment provision has been raised; and/or

(c)              there is reasonable doubt about the ultimate collectability of principal or interest within an acceptable timeframe.

Renegotiated Loans

These are loans whose terms have been renegotiated and would otherwise be classified as past due or impaired.  These loans are measured at amortised cost and interest and fees recognised as income using the effective interest rate method, whilst the customer complies with the modified terms and conditions.

Assets Acquired Through Security Enforcement

This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the Balance Sheet under Available for Sale Investments and are measured in accordance with the Group’s intention for realisation of the asset.

(M)   LOAN IMPAIRMENT

The Group assesses at each balance date whether there is any objective evidence of impairment.  If there is objective evidence that impairment of an individual loan or portfolio of loans has occurred, an impairment assessment is performed and a loss recognised where appropriate.

The amount of the loss is measured as the difference between the loan’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the loan’s original effective interest rate.  Short term balances are not discounted.  The unwinding of the discount from initial recognition of impairment through to recovery of the written down amount is recognised as interest income.  Loans and other receivables are presented net of provisions for loan impairment.

The Group has loan impairment losses that are assessed on both a specific and collective basis.

Specific loan provisions are recognised in situations where, following an assessment of an individual facility, there is objective evidence that a loan is impaired.  All other loans and advances that do not have an individually assessed loan provision are assessed collectively for impairment.

Collective provisions reflect the estimated amount of losses incurred on a collective basis, but which have yet to be individually identified.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(N)    PROPERTY, PLANT AND EQUIPMENT

Land and buildings were recognised at deemed cost upon transition to AIFRS, less any impairment losses and depreciation.  Deemed cost represented the fair value of land and buildings at 1 October 2004.

Land is not depreciated and buildings are depreciated on a straight line basis over their estimated useful lives of 20 to 60 years.

Plant and equipment is recognised at cost less any accumulated impairment losses and accumulated depreciation calculated on a straight line basis to write off the assets over their estimated useful lives.  The estimated useful lives of items of plant and equipment are between three and ten years and leasehold improvements are between one and ten years.

Depreciation rates for property, plant and equipment are reviewed periodically to ensure they appropriately reflect residual values and estimated useful lives.

All items of property, plant and equipment are periodically reviewed for impairment as part of the impairment testing conducted within cash generating units.

(O)   INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition.  Goodwill on acquisition of controlled entities is included in intangible assets in the balance sheet.

Business combinations prior to 1 October 2004

Goodwill is included on the basis of its deemed cost, which represented the amount recorded under previous GAAP.  The classification and accounting treatment of business combinations that occurred prior to 1 October 2004 were not reconsidered in preparing the Group’s opening AIFRS balance sheet at 1 October 2004.

Business combinations since 1 October 2004

All business combinations are accounted for by applying the purchase method.  Goodwill represents the excess of the cost of the acquisition over the Group’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses.  Goodwill is allocated to cash-generating units and is tested annually for impairment.  In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in the Income Statement.

Software

Computer software costs that are not integral to associated hardware are recognised as an intangible asset where they are identifiable, can be reliably measured and it is probable that they will lead to future economic benefits to the Group.  Certain internal and external costs directly incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful lives, usually a period of three to five years.  Capitalised software is carried at cost less amortisation and any impairment losses.  Costs incurred on software maintenance are expensed as incurred.  Impairment losses on capitalised software are recognised in the Income Statement when incurred.

(P)    BANK ACCEPTANCES

All bank accepted bills (including both discounted and on-sold bills) and the associated liability for on-sold bills are recognised at amortised cost, with interest income and expense recognised using the effective yield methodology.  Fee income on bill acceptances is recognised on an effective yield basis within interest income.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(Q)   DEPOSITS AND OTHER BORROWINGS

Deposits and other borrowings comprise negotiable certificates of deposits, term deposits, saving deposits, cheque and other demand deposits, securities sold under agreements to repurchase.

Deposits and other borrowings are recognised at inception at fair value plus directly attributable transaction costs and subsequently at amortised cost.  Interest and yield related fees are recognised in the Income Statement based upon the effective yield method.

Where the Group has utilised derivative instruments to hedge deposits and other borrowings, hedge accounting policies as outlined in Note 1(I) are applied.

(R)    PAYABLES DUE TO OTHER FINANCIAL INSTITUTIONS

Payables due to other financial institutions include deposits, settlement account balances and vostro balances.  They are brought to account at inception at fair value plus directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate method.  Interest expense is recognised using the effective interest rate method in the Income Statement.  Interest and yield related fees are taken to the Income Statement using the effective interest rate method.

(S)    EMPLOYEE BENEFITS

Wages, salaries, annual leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries and annual leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees’ services provided to reporting date.  These liabilities are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

Long service leave

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods.  The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating those of the Group’s obligations.

Retirement benefit obligations

The Group makes contributions to multiple superannuation funds in accordance with Superannuation Choice of Fund, including the employer sponsored fund, which has two defined benefit sections.  The defined benefit sections provide defined lump sum benefits from aged 55, based on years of service and final average salary.  The defined contribution section and fund receives fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions.

Obligations for contributions to defined benefit plans are recognised as an expense in the Income Statement as incurred.

In relation to defined benefit plans, any deficiency or surplus of the plan is recognised as a liability or asset respectively.  Any deficiency or surplus is also recognised in retained earnings.

Share-based payments

The Group operates several equity settled, share-based compensation plans.  Information relating to these plans is set out in Note 33.

Where shares in the Bank are to be issued to satisfy grants, the fair value is recognised as an employee benefit expense with a corresponding increase in equity.  The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options or shares.

At each balance date, the Group revises its estimated forfeiture and recognises the impact of any changes in the Income Statement.

The fair value of options or awards (with market related performance conditions) to be satisfied by the issuance of shares has been determined using the binomial method at the grant date.  The binomial method takes into account the terms and conditions upon which the options were granted.  The fair value of awards with non-market related conditions is based on the share price on the grant date, which is discounted for the present value of dividends not received during the vesting period.

Where options or awards do not vest as a result of not achieving non-market performance hurdles, then any expense previously recognised is reversed.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.  The Group recognises termination benefits when it is committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.  Benefits falling due more than 12 months after balance sheet date are discounted to present value.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(T)    PROVISION FOR DIVIDENDS

The provision for dividend relating to SAINTS is calculated on a balance of $350 million at a floating rate of interest calculated as 70% of the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.35%.  Dividends are payable quarterly in August, November, February and May each year.

The provision for dividends relating to Step-up Preference Shares is calculated on a balance of $150 million at a floating rate of interest calculated as 70% of the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.10%.  Dividends are payable quarterly in August, November, February and May each year.

The provision for dividends relating to ordinary shares is recognised in the reporting period in which the dividends are declared.

(U)    INCOME TAX

Income tax expense in the Income Statement for the year comprises current and deferred tax.  Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due.  Where the final outcome of these matters is different from the amounts initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Tax consolidation

The Bank and its wholly owned Australian resident entities formed a tax-consolidated group with effect from 1 October 2003 and therefore have been taxed as a single entity from that date.  The head entity within the tax-consolidated group is St.George Bank Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using a group allocation approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidated group and are recognised as amounts payable/receivable to/from other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below).  Any difference between these amounts is recognised by the Bank as an equity contribution or distribution.

The Bank recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability are recognised by the head entity only.

Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into tax funding arrangements, which set out the funding obligations of members of the tax-consolidated group in respect of tax amounts.  The tax funding arrangements require payments to/from the head entity equal to the current tax liability/asset assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable/payable equal in amount to the tax liability/(asset) assumed.  The inter-entity payables/receivables are at call.

Contributions to fund the current tax liabilities are satisfied via a credit or debit to the member’s intercompany account with the head entity and reflect the timing of the head entity’s obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement.  The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.  No amounts have been recognised in the financial statements in respect of this agreement, as payment of any amounts under the tax sharing agreement is considered remote.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(V)    BONDS AND NOTES

Bonds and notes comprise commercial paper and other fixed and floating senior debt securities issued under the Bank’s debt instrument programme, euro note programme, US commercial paper programme and other private placements.  Bonds and notes also include debt issues of consolidated trusts involved in the securitisation of the Bank’s assets.

Bonds and notes are recognised at fair value plus directly attributable transaction costs at inception.  Bonds and notes are subsequently measured at amortised cost.  Interest and yield related fees are recognised in the Income Statement based on the effective interest rate method.

Where the Group has hedged the bonds and notes with derivative instruments, hedge accounting rules are applied (refer to Note 1 (I)).

(W)  LOAN CAPITAL

Loan capital comprises preference shares and subordinated debt issued by the Group that qualifies for inclusion in regulatory capital in accordance with APRA prudential requirements.

Loan capital is recognised at fair value plus directly attributable transaction costs at inception.  Loan capital is subsequently measured at amortised cost.  Interest and yield related fees are recognised in the Income Statement based on the effective interest rate method.  Where the Group has hedged loan capital with derivative instruments, hedge accounting rules are applied (refer Note 1(I)).

(X)    LIABILITIES AT FAIR VALUE THROUGH THE INCOME STATEMENT

Liabilities at fair value through the profit and loss are described in these accounts as liabilities at fair value through the Income Statement.  The Group designates certain liabilities at fair value through the Income Statement on origination where those liabilities are managed on a fair value basis.  Changes in the fair value of liabilities through the Income Statement are reported in other income within the Income Statement.  For quoted liabilities, quoted offer prices are used to measure fair value.  Quoted mid prices are used to measure liabilities at fair value through the Income Statement where there is an offsetting risk position in a portfolio at fair value.  For non-market quoted liabilities, fair values have been determined using valuation techniques.  Interest expense on financial liabilities at fair value through the Income Statement is recognised within interest expense using the effective interest rate method.

(Y)    SHAREHOLDERS’ EQUITY

1)      Ordinary Share Capital –Issued and Paid Up

Ordinary share capital is recognised at the value of the amount paid up.  Share issue and share buy-back costs are charged against share capital.

Where a subsidiary purchases shares in the Bank as part of the Group’s equity based compensation scheme, such shares are referred to as Treasury shares and deducted from equity at cost.

2)      Preference share capital

Preference share capital is classified as equity if it is non-redeemable, any dividends are discretionary and it is redeemable only at the Group’s option.  Dividends on preference shares classified as equity are recognised as distributions within equity.  Based on this policy, the Group’s SAINTS and Step-up Preference Shares (SPS) are classified as equity.  Converting Preference Shares comprising CPS I and CPS II are classified as a liability.

Details of preference shares classified as equity are as follows:

SAINTS

On 13 August 2004, the Bank issued 3.5 million SAINTS at $100 each.  The issue netted $345 million in Tier 1 regulatory capital after issue related expenses.  Holders of these securities are entitled to a floating rate dividend which is payable at the Directors’ discretion.  The floating rate is determined each quarter by taking 70% of the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.35%.  If declared, dividends are payable in arrears on a quarterly basis.  On 20 November 2014 or any dividend payment date thereafter, subject to APRA approval, the Bank may convert the SAINTS to ordinary shares, redeem, buy-back or cancel the SAINTS for their face value or undertake a combination of these options.

SPS

On 20 June 2006, the Bank issued 1.5 million SPS at $100 each, raising $148 million in Tier 1 regulatory capital after issue related costs.  Holders of these securities are entitled to a floating rate dividend which is payable at the Directors’ discretion.  The floating rate is determined by taking 70% of the sum of the annualised 90 day Bank Bill Swap Rate plus a margin of 1.10%.  If declared, dividends are payable quarterly in arrears.  On 20 August 2016 or any dividend payment date thereafter, the Bank may convert the SPS into ordinary shares, or redeem, buy-back or cancel (subject to APRA approval) the SPS for their $100 face value, or undertake a combination of these options.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

3)      Reserves

i)	Depositors’ and Borrowers’ Share Redemption Reserve –The purpose of this reserve is to recognise the redemption of all Borrowers’ and Depositors’ shares.

ii)	Foreign Currency Translation Reserve – The purpose of this reserve is to recognise exchange differences arising on translation of foreign currency assets and liabilities of foreign subsidiaries.

iii)	Equity Compensation Reserve – In conjunction with the recognition of an expense for employee equity grants, a corresponding amount is recognised within the equity compensation reserve.

iv)

General Reserve for Credit Losses – In accordance with APRA’s regulatory treatment, at a minimum the difference between 0.5% of risk weighted assets and the after tax balance of the collective provision not relating to incurred loan losses, has been appropriated from retained earnings to a non-distributable general reserve for credit losses.

v)	Cash Flow Hedge Reserve – The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised within the cash flow hedge reserve.

vi)	Available For Sale Reserve – Changes in the fair value of financial instruments designated as available for sale assets are recognised within the available for sale reserve.

(Z)    LIFE INSURANCE BUSINESS

The Group conducts life insurance business through its subsidiary St.George Life Limited (SGL).  SGL is accounted for in accordance with the requirements of Accounting Standard AASB 1038: Life Insurance Contracts and AASB 139: Financial Instruments: Recognition and Measurement.  Amounts included in the results of the Group in respect of SGL represent the total life business of SGL, which includes underlying amounts that relate to both policyholders, and shareholders of the life business.

All assets are carried at fair value through the Income Statement.  Life insurance liabilities are measured as accumulated benefits to policyholders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities respectively.

(AA) OPERATING LEASES

Leases entered into by the Bank and Group as lessee are primarily operating leases.  The total payments made under operating leases are charged to the Income Statement on a straight line basis over the period of the lease.

(BB) OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(CC) REVENUE AND EXPENSE RECOGNITION

Interest income and expense

Interest income and expense are recognised in the Income Statement for all interest earning assets and interest bearing liabilities based upon the effective interest rate on the instrument.  The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments and certain acquisition expenses through the expected life of the instrument.  When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.  The calculation includes all fee income and expense and acquisition costs that are an integral part of the effective interest rate.

Interest income and expense on derivative instruments that are used to manage underlying assets and liabilities are recognised together with the underlying item within interest income and expense.

Fee and commission income and expense

Fee income and acquisition costs relating to loan origination are capitalised and included in the effective interest rate and recognised as interest income over the expected life of the loan.  Other fee and commission income is generally recognised when the service has been provided.

Fee expense is recognised when the service has been received.

Net trading income comprises all gains and losses from changes in the fair value of financial assets held for trading.

Net income from non-trading derivatives and financial instruments designated at fair value comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through the Income Statement, hedge ineffectiveness recognised in the Income Statement and changes in the fair value of non-trading derivatives.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(DD) SEGMENTS

The Group is organised into four business segments, Retail Bank, Institutional and Business Banking, BankSA and Wealth Management.  The Other segment comprises hedge ineffectiveness and fair value movements in non-trading derivatives and depositary capital securities.

(EE) DERECOGNITION OF FINANCIAL INSTRUMENTS

The derecognition of a financial asset takes place when the contractual rights to the cash flows associated with the financial instrument expire or when the Group transfers the contractual rights, which is normally the case when the instrument is legally sold, or when all the cash flows attributable to the instrument are passed onto another party and the risks and rewards have substantially been transferred.  The derecognition of a financial liability takes place when the contractual obligations are discharged, cancelled or expire.

The Group enters into transactions whereby it transfers assets recognised on its balance sheet, but retains either all or a portion of the risks and rewards of the transferred assets.  If all or substantially all risks and rewards are retained, then the transferred assets are not derecognised from the balance sheet.  Transfers of assets with retention of all or substantially all risks and rewards include securities lending and repurchase transactions and certain sales of home loans by the Bank to consolidated securitisation trusts.

(FF)                COMMITMENTS TO EXTEND CREDIT, LETTERS OF CREDIT AND GUARANTEES

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured.  Contingent liabilities are not recognised, but are disclosed, unless they are remote.

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities, and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.

Financial guarantee contracts are initially recognised at fair value.  Subsequent to initial recognition, financial guarantees are measured at the higher of the initial measurement amount, less amortisation calculated to recognise fee income earned, and the best estimate of the expenditure required to settle any financial obligation at the balance sheet date.  Any increase in the liability relating to financial guarantees is recognised in the Income Statement.

(GG) FIDUCIARY ACTIVITIES

A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios.

The assets and liabilities of these funds and trusts are not included in the Group’s balance sheet as it does not have the capacity to directly or indirectly control the funds and trusts for the Group’s benefit and does not have the risks and rewards.

Commissions and fees derived by these controlled entities in respect of these activities are included within other income in the Income Statement.

(HH)            REPURCHASE AGREEMENTS

The Group enters into repurchase transactions where it sells securities under an agreement to repurchase and reverse repurchase transactions where it purchases securities under an agreement to resell.  The securities subject to the repurchase or reverse repurchase transactions are not derecognised from the balance sheets of the respective parties, as the risks and rewards of ownership remain with the initial holder.  Repurchase and reverse repurchase transactions are conducted on a collateralised basis.  Where cash is provided as collateral, cash received from counterparties on a repurchase agreement is recorded within deposits and other borrowings and cash paid on a reverse repurchase agreement is recorded within cash and liquid assets.

(II)                      CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT JUDGEMENTS

The preparation of the Group’s financial statements requires management to use judgement, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from those prepared using these judgements, estimates and assumptions.  Estimates and underlying assumptions are reviewed on an ongoing basis.

An explanation of the judgements, estimates and assumptions that are significant to the Group’s financial statements is provided below.

(1) Goodwill

The Group’s accounting policy in relation to goodwill is stated in note 1(O).  Goodwill represents the difference between the cost of an acquisition and the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition.

Management judgement is involved in estimating the net fair value of the acquired assets, liabilities and contingent liabilities and therefore goodwill, at the time of acquisition.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Judgement is also required in the Group’s annual testing of goodwill for impairment.  An impairment will be recognised if the carrying value of the cash generating unit to which goodwill has been allocated is in excess of its recoverable amount.  The recoverable amounts of cash generating units are determined based upon “value in use” calculations, which involve the use of estimates and assumptions in relation to the cash flows and discount rates as discussed in Note 20.

Goodwill impairment testing for both 2008 and 2007 indicated that none of the Group’s goodwill is impaired.

(2) Fair value of financial instruments

Assets at fair value through the income statement are recognised at fair value and changes in their fair value are recognised in the Income Statement.  Derivative financial instruments are recognised at fair value and changes in their fair value are recognised in the Income Statement.

The Group classifies investment securities, shares in other entities and certain other investments as available for sale investments.  Available for sale investments are measured at fair value and changes in their fair value are recognised in equity in the available for sale reserve until they are sold, otherwise disposed of, or until such investments become impaired.

Fair value represents the amount for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties.  The Group uses quoted market prices as the measure of fair value.  Where quoted market prices are not available, fair values are based on valuation techniques based upon observable market data.

The estimates of fair value are subjective and involve the exercise of judgement.  Examples of the judgements involved include the selection of valuation techniques when market prices are not available, selection of discount rates and estimation of assumptions that may affect future cash flows of the asset.  Changes in assumptions used could have a material impact on the valuation.

(3) Income taxes

The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due.  Where the final outcome of these matters is different from the amounts initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

(4) Impairment losses on loans and receivables

Methodologies and significant assumptions to determine provisions on loans and receivables are set out in Note 40.

(5) Consolidation of special purpose entities

The Group’s consolidated financial statements include all entities that are controlled by the Bank.  When assessing whether the Group controls a special purpose entity (SPE), judgement is required about risks and rewards together with the Group’s ability to make operational decisions for the SPE.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 2: INTEREST

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Interest income

Cash and liquid assets	109	52	109	52
Receivables due from other financial institutions	84	82	64	39
Assets at fair value	976	491	896	373
Loans and other receivables	9,541	7,578	7,726	5,828
Due from controlled entities	—	—	384	321
Total interest income	10,710	8,203	9,179	6,613

Interest expense

Retail funding	2,831	2,088	2,816	2,081
Other deposits	1,288	665	1,288	665
Payables due to other financial institutions	72	26	72	26
Bank acceptances	383	408	383	408
Securitisation	1,388	1,328	—	—
Loan capital	169	129	169	129
Other borrowings	2,106	1,366	2,075	1,293
Due to controlled entities	—	—	171	158
Total interest expense	8,237	6,010	6,974	4,760

NOTE 3: OTHER INCOME

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Net trading income (a)	89	103	137	71
Net trading income from controlled entities	—	—	(47)	—
Net other income from non-trading derivatives and financial instruments designated at fair value (b)	(51)	13	(42)	(38)
Net other income from non-trading derivatives and financial instruments designated at fair value - controlled entities	—	—	—	62
Dividend income - other persons	6	8	—	—
Dividend income - controlled entities	—	—	69	246
Product fees and commissions
- lending	169	151	126	111
- deposit and other accounts	253	227	228	211
- electronic banking	211	218	211	218
Managed funds fees	272	296	—	3
Net gain on sale of land and buildings	13	10	13	10
Gain from Visa Inc. IPO	77	—	77	—
Profit on disposal of shares	25	8	25	8
Profit/(loss) on disposal of controlled entity	—	3	—	(27)
Factoring and invoice discounting income	5	20	4	2
Rental income	5	6	5	6
Trust distributions	9	10	4	6
Securitisation services fee from controlled entities	—	—	41	51
Management fees from controlled entities	—	—	131	119
Profit on redemption of perpetual note	—	—	—	20
Other	49	19	47	13

Total other income	1,132	1,092	1,029	1,092

(a)	Comprises all gains and losses from changes in the fair value of financial assets and derivatives held for trading.

(b)

Comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through the Income Statement, the impact of hedge ineffectiveness recognised in the Income Statement and changes in the fair value of non-trading derivatives.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 4: BAD AND DOUBTFUL DEBTS

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Charge to collective provision for credit losses	79	23	74	19
Charge to specific provision for credit losses	212	155	190	134
Charge to specific provision for credit losses - controlled entities	—	—	—	5
	291	178	264	158

Refer to Note 16 for further details.

NOTE 5: OPERATING EXPENSES

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Employment expenses
Salaries and wages	648	652	597	591
Contractor fees	17	7	11	—
Superannuation contributions	69	60	64	55
Fringe benefits tax	3	7	3	6
Payroll tax	43	42	40	38
Share based compensation	14	12	14	12
Other	74	28	71	27
	868	808	800	729
Non-salary technology expenses
Depreciation of computer equipment	33	35	28	31
Amortisation of intangible assets	39	31	33	24
Rental expense on operating leases	1	4	1	4
Other	72	71	70	69
	145	141	132	128
Occupancy expenses
Depreciation of furniture, fittings and leasehold improvements	30	26	29	25
Rentals on operating leases	92	86	76	71
Rentals on operating leases payable to controlled entities	—	—	16	13
Other	43	42	37	37
	165	154	158	146
Administration and other
Advertising and public relations	51	59	46	53
Consultants	34	28	26	16
Fees and commissions	36	32	46	29
Fees and commissions payable to controlled entities	—	—	9	13
Postage	19	20	19	20
Printing and stationery	34	36	29	30
Subscription and levies	11	10	9	10
Telephone	9	10	7	9
Write-down of investment in controlled entities	—	—	—	29
Other	81	92	77	89
	275	287	268	298

Total operating expenses	1,453	1,390	1,358	1,301

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 6: INCOME TAX EXPENSE

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

a) Income tax expense

Current tax expense
Current year	695	588	613	464
Adjustments for prior years	(6)	(1)	(3)	(3)

Deferred tax expense
Origination and reversal of temporary differences	(33)	(62)	(29)	(69)

Total income tax expense in income statements	656	525	581	392

b) Reconciliation of income tax expense to prima facie tax payable

Profit before tax	1,862	1,717	1,612	1,486

Prima facie income tax calculated at 30% of profit before tax (2007: 30%)	559	515	484	446

Increase in income tax expense due to:
Share based payments expense	3	4	3	4
Preference share dividends classified as interest expense	12	10	12	4
Non-deductible interest expense	—	—	—	8
Current and deferred tax transactions of wholly-owned subsidiaries in the tax consolidated group	—	—	—	27
Loss on wind up of subsidiaries	—	—	—	9
Non-deductible expenditure - depositary capital securities	117	6	117	6
Other	3	3	1	3

Decrease in income tax expense due to:
Non-assessable income	(3)	(2)	(3)	(2)
Deduction allowable on shares issued to employees	(2)	(2)	(2)	(2)
Net difference between accounting and assessable profit on sale of assets	—	(4)	—	(7)
Rebatable dividends	(2)	(2)	(21)	(74)
Recovery in accordance with tax funding agreements	—	—	—	(27)
Recognition of capital gains tax losses	(4)	—	(4)	—
Recognition of tax losses	(10)	—	—	—
Tax consolidation benefit	(8)	—	—	—
Overprovision for income tax in prior year	(6)	(1)	(3)	(3)
Other	(3)	(2)	(3)	—

Total income tax expense	656	525	581	392

(c) Amounts recognised directly in equity

Net deferred tax - (credited)/debited directly to equity
Cash flow hedges	(76)	16	(79)	21
Available for sale investments	(12)	—	(2)	—
Defined benefit plan	(2)	1	(2)	1
	(90)	17	(83)	22
(d) Tax losses

Unused tax losses for which no tax benefit has been recognised	—	52	—	21

Potential tax benefit at 30%	—	16	—	6

There was no potential asset attributable to tax losses carried forward (2007: $16 million) that has not been brought to account in the Group.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 7: SIGNIFICANT ITEMS

In accordance with Accounting Standard AASB 101, items of income and expense that are material by quantum or nature are disclosed separately to assist in understanding the financial performance of the Group.

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Non interest income
Non interest income before significant item	1,055	1,092	952	1,092
Significant item
(i) Gain from Visa Inc. shareholding	77	—	77	—
Total non interest income	1,132	1,092	1,029	1,092

Operating expenses
Operating expenses before significant items	1,386	1,390	1,291	1,301
Significant items
(ii) Restructure costs	43	—	43	—
(iii) Merger related costs	24	—	24	—
	67	—	67	—
Total operating expenses	1,453	1,390	1,358	1,301

Income tax
Income tax expense before significant items	536	525	461	392
Significant items
(i) Income tax expense on gain on Visa Inc. shareholding	23	—	23	—
(ii) Income tax benefit on restructure costs	(13)	—	(13)	—
(iii) Income tax benefit on merger related costs	(7)	—	(7)	—
(iv) Income tax expense on depositary capital securities	117	—	117	—
	120	—	120	—
Total income tax expense	656	525	581	392

Summary of significant items
Total pre-tax gain from significant items	10	—	10	—
Less: total tax expense attributable to significant items	(120)	—	(120)	—
Net impact from significant items	(110)	—	(110)	—

2008 Year

(i)	In March 2008, the Bank recognised a gain of $77 million ($54 million after tax) following the receipt of 1,901,719 shares in Visa Inc. as part of Visa’s initial public offering (IPO).

The gain represents the sale of 56.19% or 1,068,491 shares into the IPO and the fair value of 833,228 shares that were classified as an Available for Sale Investment in the Balance Sheet. The fair value reflects the applicable restrictions on the remaining shares held.

(ii)

Restructuring costs totalling $43 million ($30 million after tax) have been recognised. These restructure costs primarily represent staff redundancy costs relating to the restructuring of certain back-office business processes and consolidation of sites.

(iii)	As part of the proposed merger with Westpac, the Bank has incurred a number of non-recurring merger related expenses.

(iv)

In April 2008, the Federal Court held that the interest payments for the years 1998 to 2003 made by the Bank on subordinated debentures issued as part of the depositary capital securities transaction completed in June 1997, were not deductible for income tax purposes.

2007 Year

There were no significant items during the year.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 8: DIVIDENDS PROVIDED FOR OR PAID

				Date of	Franking	Percentage
Type	Cents per share	Consolidated	Bank	payment	rate	franked
		$M	$M		%	%

2008
Interim 2008 - ordinary shares	88.0	494	494	02-Jul-08	30	100
Final 2007 - ordinary shares	86.0	459	459	18-Dec-07	30	100
Subordinated adjustable income non-refundable tier 1 securities (1)		3	3	20-Nov-07	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	5	20-Feb-08	30	100
Subordinated adjustable income non-refundable tier 1 securities		6	6	20-May-08	30	100
Subordinated adjustable income non-refundable tier 1 securities		6	6	20-Aug-08	30	100
Subordinated adjustable income non-refundable tier 1 securities (2)		2	2	20-Nov-08	30	100
Step-up preference shares (3)		1	1	20-Nov-07	30	100
Step-up preference shares		2	2	20-Feb-08	30	100
Step-up preference shares		2	2	20-May-08	30	100
Step-up preference shares		3	3	20-Aug-08	30	100
Step-up preference shares (4)		1	1	20-Nov-08	30	100
		984	984
2007
Interim 2007 - ordinary shares	82.0	435	435	03-Jul-07	30	100
Final 2006 - ordinary shares	77.0	406	406	19-Dec-06	30	100
Subordinated adjustable income non-refundable tier 1 securities (5)		3	3	20-Nov-06	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	5	20-Feb-07	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	5	21-May-07	30	100
Subordinated adjustable income non-refundable tier 1 securities		5	5	20-Aug-07	30	100
Subordinated adjustable income non-refundable tier 1 securities (1)		1	1	20-Nov-07	30	100
Step-up preference shares (6)		1	1	20-Nov-06	30	100
Step-up preference shares		2	2	20-Feb-07	30	100
Step-up preference shares		2	2	21-May-07	30	100
Step-up preference shares		2	2	20-Aug-07	30	100
Step-up preference shares (3)		1	1	20-Nov-07	30	100
		868	868

(1)	A total dividend of $4 million was paid of which $3 million relates to the 2008 financial year and $1 million related to the 2007 financial year.

(2)	A total dividend of $5 million will be payable on 20 November 2008 of which $2 million relates to the 2008 financial year.

(3)	A total dividend of $2 million was paid on 20 November 2007 of which $1 million relates to the 2008 financial year.

(4)	A total dividend of $2 million will be payable on 20 November 2008 of which $1 million relates to the 2008 financial year.

(5)	A total dividend of $5 million was paid of which $3 million related to the 2007 financial year and $2 million related to the 2006 financial year.

(6)	A total dividend of $2 million was paid of which $1 million related to the 2007 financial year and $1 million related to the 2006 financial year.

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $1,006 million (30 September 2007: $767 million) after adjusting for:

(i)	franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii)	franking debits that will arise from the payment of dividends recognised as a liability;

(iii)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv)	franking credits that the Group may be prevented from distributing in the subsequent year.

After also allowing for the 30 September 2008 final and special ordinary dividends, the consolidated franking account will be $703 million (30 September 2007: $571 million).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 9: EARNINGS PER SHARE

	CONSOLIDATED
	2008	2007

Basic earnings per ordinary share (cents)	210.6	219.5

Diluted earnings per ordinary share (cents)	209.2	217.8

Basic weighted average number of ordinary shares

Issued shares at 1 October	532,231,095	526,247,360
Effect of shares issued in July 2008	1,358,568	—
Effect of shares issued in December 2007	1,734,279	—
Effect of shares issued in July 2007	—	463,345
Effect of shares issued in December 2006	—	1,826,254
Effect of shares issued under Employee Share Plans	814,117	1,282,511
Effect of shares issued on conversion of Perpetual Notes	—	97,078
Effect of shares issued from share purchase plan	1,962,058	—
Effect of shares issued from private placement	19,250,103	—
Weighted average number of ordinary shares at 30 September	557,350,220	529,916,548

Profit attributable to ordinary shareholders (basic) $M	1,205	1,190
Less: preference share distributions
SAINTS	22	19
SPS	9	8
Profit used in calculating basic earnings per share	1,174	1,163

Diluted weighted average number of ordinary shares

Basic weighted average number of ordinary shares at 30 September	557,350,220	529,916,548
Effect of SAINTS on issue	11,898,388	10,143,384
Effect of SPS on issue	5,099,309	4,347,165
Effect of CPS I on issue	10,881,101	7,380,255
Effect of CPS II on issue	10,172,160	—
Effect of share options on issue	105,751	444,220
Diluted weighted average number of ordinary shares at 30 September	595,506,929	552,231,572

Profit attributable to ordinary shareholders (diluted) $M	1,174	1,163
Add: preference share distributions
Dividends on SAINTS	22	19
Dividends on SPS	9	8
Interest on CPS I	20	13
Interest on CPS II	21	—
Profit used in calculating diluted earnings per share	1,246	1,203

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 10: CASH AND LIQUID ASSETS

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Notes, coins and cash at banks	219	246	219	246
Money at call	1	69	1	69
Bills receivable and remittances in transit	27	16	27	16
Clearing house balance	466	20	466	20
Securities purchased under agreements to resell	1,959	1,730	1,959	1,730

	2,672	2,081	2,672	2,081

The Group and Bank hold $1,959 million (2007: $1,730 million) of collateral from counterparties in relation to securities purchased under agreements to resell.

NOTE 11: RECEIVABLES DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated
	2008	2007
	$M	$M

Maturity analysis based on remaining term to maturity at 30 September

At call	125	900
Less than 3 months	99	—
Between 1 year and 5 years	81	344

	305	1,244

Included within receivables due from other financial institutions are amounts for the Group and Bank of $81 million (2007: $344 million) which are lodged with counterparties as collateral in relation to market valuation movements on counterparty transactions.

NOTE 12: ASSETS AT FAIR VALUE THROUGH THE INCOME STATEMENT

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Government and semi-government securities	2,131	1,441	2,131	1,441
Bills of exchange - bank accepted/endorsed	1,995	983	1,995	958
Negotiable certificates of deposit	10,180	6,218	10,180	6,218
Other marketable securities	1,299	2,697	733	2,316
Other marketable securities - controlled entities	—	—	637	517
	15,605	11,339	15,676	11,450

Assets at fair value through the income statement include assets sold under repurchase agreements, whose related liability is disclosed in Note 22: Deposits and Other Borrowings.  The Group and Bank have $4,297 million (2007: $2,254 million) of assets at fair value through the income statement, which are provided as security in relation to the liability on these repurchase agreements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 13: AVAILABLE FOR SALE INVESTMENTS

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Unlisted equity securities	1	1	1	1
Listed equity securities	20	—	20	—
Mortgage backed securities	1,464	384	1,219	—
Mortgage backed securities - controlled entities	—	—	117	—
Debt securities	1,278	500	853	—
Other securities	47	44	—	—
	2,810	929	2,210	1

Maturity analysis based on remaining term to maturity at 30 September

Less than 3 months	3	85
Between 3 months and 12 months	466	175
Between 1 year and 5 years	1,589	271
After 5 years	687	353
Non-maturing	65	45
	2,810	929

Available for sale investments include assets sold under repurchase agreements, whose related liability is disclosed in Note 22: Deposits and Other Borrowings.  The Group and Bank have $1,062 million (2007: $Nil) of available for sale investments, which are provided as security in relation to the liability on these repurchase agreements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 14: LOANS AND OTHER RECEIVABLES

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Housing loans - amortised cost (1)	75,546	69,230	61,460	50,537
Commercial loans - amortised cost (2)	12,078	10,314	10,877	9,434
Personal loans - amortised cost (1)	5,019	5,624	3,579	4,520
Credit card receivables - amortised cost	1,720	1,512	1,720	1,512
Lease and commercial hire purchase - amortised cost (1)	3,621	2,906	9	57
Structured investments - amortised cost	68	75	68	75
Structured investments - fair value through Income Statement	—	507	—	—
Other - amortised cost	83	41	83	41
	98,135	90,209	77,796	66,176
Less: provisions for impairment (refer Note 16)
Specific provision for doubtful debts	44	34	37	28
Collective provision for doubtful debts	370	291	344	270

Net loans and other receivables	97,721	89,884	77,415	65,878

Maturity analysis based on remaining term to maturity at 30 September

Less than 3 months	32,690	31,668
Between 3 months and 12 months	2,622	2,714
Between 1 year and 5 years	8,284	7,242
After 5 years	54,495	48,551
	98,091	90,175

(1)	Includes securitised loans.

(2)	Includes loans in asset backed conduit entities.

The Group has sold housing loans, personal loans, hire purchase loans and lease receivables to special purpose securitisation trusts that issue securities to investors.  These loans are normally derecognised from the Bank’s balance sheet upon sale to the securitisation trust, with the trust in turn consolidated into the Group’s results and financial position.

The Group has transferred certain housing loans to these securitisation trusts, but has retained substantially all of the credit and interest rate risk associated with these transferred loans.  Accordingly, the Bank continues to recognise $1,034 million of transferred housing loans within loans and other receivables at 30 September 2008 (30 September 2007: $Nil) and $1,051 million of associated liabilities (30 September 2007: $Nil).

Securitisation trusts have been consolidated and the securitised loans and associated external funding are included within the Group’s loans and other receivables and bonds and notes respectively.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 15: BANK ACCEPTANCES

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Gross bank acceptances	22,264	16,343	22,264	16,343
Less: Specific provision for doubtful debts	1	—	1	—
Net bank acceptances	22,263	16,343	22,263	16,343

NOTE 16: PROVISIONS FOR IMPAIRMENT

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Collective provision
Opening balance	291	268	270	251
Net charge for the year	79	23	74	19
Closing balance	370	291	344	270

Specific provision
Opening balance	34	31	28	31
Net charge for the year	212	155	190	139
Recoveries	28	20	24	17
Bad debt write-offs	(229)	(172)	(204)	(159)
Closing balance	45	34	38	28

Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.

The provisions are established primarily based on estimates of the realisable (fair) value of security taken and are measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows, discounted at the financial asset’s original effective interest rate.  Short term balances are not discounted.

All loans and advances that do not have an individually assessed provision are assessed collectively for impairment.  The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the balance sheet date.  The evaluation process is subject to a series of estimates and judgements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 17: CONCENTRATION OF CREDIT RISK

Concentrations of credit risk arise when a number of counterparties operate in the same industry or geographical sectors and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by economic, political or other conditions.

The Group monitors concentrations of credit risk by industry sector, single large exposure policies and product exposure levels.  An analysis of concentrations of credit risk, prior to considering collateral held or other credit enhancements, by industry sector at reporting date is shown in the following tables.

	Consolidated
	Assets at fair					Credit
	value through		Available for	Loans and		commitments
	the income	Derivative	sale	other	Bank	and contingent
	statement	assets	investments	receivables	acceptances	liabilities(1)	Total
	$M	$M	$M	$M	$M	$M	$M

2008

Agriculture, forestry and fishing	—	5	—	988	439	228	1,660
Financial, investment and insurance	13,287	3,190	2,274	403	705	441	20,300
Government and public authorities	2,156	3	—	38	5	5	2,207
Lease finance	—	—	—	1,436	—	23	1,459
Personal	—	—	—	5,162	—	3,180	8,342
Manufacturing	—	155	—	763	1,050	265	2,233
Mining	1	15	—	180	78	34	308
Real estate - construction	—	—	—	1,654	1,326	758	3,738
Real estate - mortgage	8	—	—	75,291	—	13,929	89,228
Other commercial and industrial	21	21	471	12,220	18,661	8,723	40,117
Total	15,473	3,389	2,745	98,135	22,264	27,586	169,592

Other risk concentrations
Receivables due from other financial institutions							305

Total gross credit risk(2)							169,897

2007

Agriculture, forestry and fishing	—	—	—	962	378	201	1,541
Financial, investment and insurance	9,632	1,224	312	310	511	268	12,257
Government and public authorities	1,405	8	—	29	3	9	1,454
Lease finance	—	—	—	1,112	—	21	1,133
Personal	—	—	—	5,900	—	3,864	9,764
Manufacturing	1	17	—	707	835	192	1,752
Mining	23	—	—	74	12	12	121
Real estate - construction	13	—	—	1,575	911	580	3,079
Real estate - mortgage	—	—	—	70,370	—	13,320	83,690
Other commercial and industrial	50	22	572	9,170	13,693	5,061	28,568
Total	11,124	1,271	884	90,209	16,343	23,528	143,359

Other risk concentrations
Receivables due from other financial institutions							1,244

Total gross credit risk(2)							144,603

(1)	Represents the face value of credit commitments and contingent liabilities.

(2)	Prior to considering collateral held or other credit enhancements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 17: CONCENTRATION OF CREDIT RISK (CONTINUED)

	Bank
	Assets at fair					Credit
	value through		Available for	Loans and		commitments
	the income	Derivative	sale	other	Bank	and contingent
	statement	assets	investments	receivables	acceptances	liabilities(1)	Total
	$M	$M	$M	$M	$M	$M	$M

2008

Agriculture, forestry and fishing	—	5	—	841	439	228	1,513
Financial, investment and insurance	13,545	2,812	2,189	295	705	2,136	21,682
Government and public authorities	2,131	—	—	3	5	5	2,144
Lease finance	—	—	—	1	—	—	1
Personal	—	—	—	5,162	—	3,180	8,342
Manufacturing	—	155	—	387	1,050	265	1,857
Mining	—	15	—	51	78	34	178
Real estate - construction	—	—	—	1,105	1,326	758	3,189
Real estate - mortgage	—	—	—	61,460	—	12,764	74,224
Other commercial and industrial	—	23	—	8,491	18,661	8,688	35,863
Total	15,676	3,010	2,189	77,796	22,264	28,058	148,993

Other risk concentrations
Receivables due from other financial institutions							185

Total gross credit risk(2)							149,178

2007

Agriculture, forestry and fishing	—	—	—	817	378	201	1,396
Financial, investment and insurance	10,030	1,107	—	276	511	2,054	13,978
Government and public authorities	1,366	8	—	3	3	9	1,389
Lease finance	—	—	—	—	—	—	—
Personal	—	—	—	5,912	—	3,864	9,776
Manufacturing	—	17	—	336	835	192	1,380
Mining	—	—	—	12	12	12	36
Real estate - construction	—	—	—	1,140	911	580	2,631
Real estate - mortgage	—	—	—	50,285	—	12,003	62,288
Other commercial and industrial	54	22	—	7,395	13,693	4,999	26,163
Total	11,450	1,154	—	66,176	16,343	23,914	119,037

Other risk concentrations
Receivables due from other financial institutions							625

Total gross credit risk(2)							119,662

(1)	Represents the face value of credit commitments and contingent liabilities.

(2)	Prior to considering collateral held or other credit enhancements.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 18: INVESTMENTS IN CONTROLLED ENTITIES

	Bank
	2008	2007
	$M	$M

Investment in controlled entities at cost	1,667	2,425

The controlled entities of the Bank are:

		Percentage of
		Shares Held
	NOTE	2008	2007

Advance Asset Management Limited		100	100
Advance Leasing Limited		100	100
Armour Securitisation Pty Limited	(c)	—	—
Ascalon Funds Seed Pool Trust	(c)	—	—
Asgard Capital Management Limited		100	100
Asgard Wealth Solutions Limited		100	100
Assirt Software Pty Limited		100	100
Buchelin Pty Limited		100	100
Canberra Advance Property Limited		100	100
Crusade CP Management Pty Limited		100	100
Crusade CP No.1 Pty Limited	(c)	—	—
Crusade Management Limited		100	100
Danaby Pty Limited		100	100
Dragon Investment Services Limited		100	100
Dysty Pty Limited		100	100
Hitton Pty Limited		100	100
Nationwide Management Pty Limited		100	100
Pact Accountants Investment Group Pty Limited		100	100
Securitor Financial Group Limited		100	100
St.George APL Pty Limited		100	100
St.George Bank Employee Share Trust	(c)	—	—
St.George Business Finance Pty Limited		100	100
St.George Commercial Credit Corporation Limited		100	100
St.George Crusade Investment Pty Limited		100	100
St.George Custodial Pty Limited		100	100
St.George Dragon Investment Pty Limited		100	100
St.George Equity Finance Limited		100	100
St.George Finance Holdings Limited		100	100
St.George Finance Limited		100	100
St.George Financial Investments 1 Pty Limited		100	100
St.George Financial Investments New Zealand Limited	(a)	100	100
St.George Financial Services Limited		100	100
St.George Funding Company LLC	(a),(b)	—	100
St.George Group Holdings Pty Limited		100	100
St.George Insurance Australia Pty Limited		100	100
St.George Life Limited		100	100
St.George Management Services Pty Limited		100	100
St.George Motor Finance Limited		75	75
St.George New Zealand Limited	(a)	100	100
St.George (Note Issuing Vehicle Only) Pty Limited		100	100
St.George Procurement Management Pty Limited		100	100
St.George Pte Limited	(a),(d)	100	100
St.George Security and Custody Pty Limited	(b)	—	100
St.George Security Holdings Pty Limited	(e)	100	—
St.George Wealth Management Pty Limited		100	100
St.George WEL Limited		100	100
Value Nominees Pty Limited		100	100
Votraint No.1182 Pty Limited		100	100
VS & L Insurance Agency Pty Limited		100	100
VS & L Services Pty Limited		100	100

(a)

St.George Funding Company LLC was a Delaware limited liability company and carried on business in the USA. St.George Pte Limited is incorporated in Singapore. St.George Financial Investments New Zealand Limited and St.George New Zealand Limited (formerly St.George Bank New Zealand Limited) are incorporated in and carry on business in New Zealand. All other controlled entities are incorporated in Australia.

(b)	These companies were deregistered during the year.

(c)	Control without ownership.

(d)	This company is currently in voluntary liquidation.

(e)	This company was incorporated on 25 October 2007.

When assessing whether the Group controls a special purpose entity, judgement is required about risks and rewards together with the Group’s ability to make operational decisions for the special purpose entity.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 19: PROPERTY, PLANT AND EQUIPMENT

	Consolidated					Bank
			Furniture, fittings	Leasehold				Furniture, fittings	Leasehold
	Land	Buildings	and equipment	improvements	Total	Land	Buildings	and equipment	improvements	Total
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M

Balance at 30 September 2006
Cost (gross carrying amount)	69	167	649	13	898	67	158	577	13	815
Accumulated depreciation	—	(29)	(526)	(9)	(564)	—	(26)	(464)	(9)	(499)
Net carrying amount	69	138	123	4	334	67	132	113	4	316

Year ended 30 September 2007
Opening balance (1)	69	138	123	4	334	67	132	113	4	316
Acquisitions during the year	—	10	78	3	91	—	10	73	3	86
Disposals during the year	(6)	(13)	—	—	(19)	(6)	(13)	—	—	(19)
Depreciation expense for the year	—	(4)	(55)	(2)	(61)	—	(4)	(50)	(2)	(56)
Closing balance (1)	63	131	146	5	345	61	125	136	5	327

Balance at 30 September 2007
Cost (gross carrying amount)	63	164	713	16	956	61	155	639	16	871
Accumulated depreciation	—	(33)	(567)	(11)	(611)	—	(30)	(503)	(11)	(544)
Net carrying amount	63	131	146	5	345	61	125	136	5	327

Year ended 30 September 2008
Opening balance (1)	63	131	146	5	345	61	125	136	5	327
Acquisitions during the year	—	—	80	3	83	—	—	73	3	76
Disposals during the year	(11)	(20)	(3)	—	(34)	(11)	(20)	(3)	—	(34)
Depreciation expense for the year	—	(3)	(58)	(2)	(63)	—	(3)	(52)	(2)	(57)
Closing balance (1)	52	108	165	6	331	50	102	154	6	312

Balance at 30 September 2008
Cost (gross carrying amount)	52	138	739	19	948	50	129	660	19	858
Accumulated depreciation	—	(30)	(574)	(13)	(617)	—	(27)	(506)	(13)	(546)
Net carrying amount	52	108	165	6	331	50	102	154	6	312

(1) Net of accumulated depreciation.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 20: INTANGIBLE ASSETS

	Consolidated			Bank
	Goodwill	Computer software	Total	Goodwill	Computer software	Total
	$M	$M	$M	$M	$M	$M

Balance at 30 September 2006
Cost (gross carrying amount)	1,953	365	2,318	1,292	304	1,596
Accumulated amortisation and impairment	(766)	(261)	(1,027)	(504)	(219)	(723)
Net carrying amount	1,187	104	1,291	788	85	873

Year ended 30 September 2007
Opening balance (1)	1,187	104	1,291	788	85	873
Acquisitions - internally developed	—	42	42	—	35	35
Other acquisitions	—	22	22	—	19	19
Disposal on sale	(1)	—	(1)	—	—	—
Amortisation (2)	—	(31)	(31)	—	(24)	(24)
Closing balance (1)	1,186	137	1,323	788	115	903

Balance at 30 September 2007
Cost (gross carrying amount)	1,937	424	2,361	1,292	355	1,647
Accumulated amortisation and impairment	(751)	(287)	(1,038)	(504)	(240)	(744)
Net carrying amount	1,186	137	1,323	788	115	903

Year ended 30 September 2008
Opening balance (1)	1,186	137	1,323	788	115	903
Acquisitions - internally developed	—	59	59	—	51	51
Other acquisitions	—	35	35	—	31	31
Disposal on sale	—	—	—	—	—	—
Amortisation (2)	—	(39)	(39)	—	(33)	(33)
Closing balance (1)	1,186	192	1,378	788	164	952

Balance at 30 September 2008
Cost (gross carrying amount)	1,937	508	2,445	1,292	428	1,720
Accumulated amortisation and impairment	(751)	(316)	(1,067)	(504)	(264)	(768)
Net carrying amount	1,186	192	1,378	788	164	952

(1) Net of accumulated amortisation.

(2) The amortisation of computer software is included within operating expenses in the Income Statement.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

IMPAIRMENT TESTS FOR GOODWILL

Cash Generating Units

Cash generating units have been combined at the segment level for the purposes of impairment testing. The carrying amount of goodwill has been allocated to operating segments as follows:

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M
BankSA	278	278	239	239
Retail Bank	460	460	393	393
Institutional and Business Banking	179	179	115	115
Wealth Management	269	269	41	41
Total	1,186	1,186	788	788

During the years ended 30 September 2008 and 30 September 2007, the Group determined that there was no impairment of goodwill.

The recoverable amounts for the CGUs have been determined based upon “value in use” calculations. These calculations use cash flow projections based upon financial budgets approved by senior management covering a three year period and are based upon key assumptions in relation to net interest income and fee income. Cash flows beyond the budgeted period have been extrapolated using a medium term GDP growth rate of 3.2%, which is reflective of management’s expectations of growth in lending volumes and funds under management where applicable. The discount rates applied to projected cash flows are between 11% to 16%.

The Group has determined that the “value in use” calculations are most sensitive to changes in the assumptions identified above. Sensitivity analysis of these assumptions has been completed to determine whether changes in estimates would materially affect the carrying value of goodwill allocated to each CGU. This analysis has indicated that no material impairment issue is expected to arise from reasonably foreseeable changes in the key assumptions.

NOTE 21: DEFERRED TAX ASSETS/LIABILITIES

The tax assets have been applied against deferred tax liabilities to the extent they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M
Deferred tax assets
Loans and other receivables	19	6	11	—
Other provisions	44	57	41	52
Property, plant and equipment	6	8	5	7
Provisions for impairment	125	97	115	90
Sundry creditors and accruals	28	14	25	12
Other	22	33	18	27
Total deferred income tax assets	244	215	215	188

Deferred tax liabilities
Financial instruments	(95)	(7)	(100)	(8)
Loans and other receivables	93	85	59	60
Property, plant and equipment	41	42	42	39
Other	(10)	3	3	(2)
Total deferred income tax liabilities	29	123	4	89

Net deferred income tax assets	215	92	211	99

Deferred tax recognised directly in equity
Cash flow hedges	(51)	25	(51)	28
Available for sale investments	(12)	—	(2)	—
Defined benefit plan	(2)	—	(2)	—
	(65)	25	(55)	28

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 22: DEPOSITS AND OTHER BORROWINGS

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Certificates of deposit	26,512	19,075	26,512	19,075
Term and other deposits	57,442	48,317	57,442	48,317
Term and other deposits with controlled entities	—	—	1,080	665
Securities sold under agreements to repurchase	5,128	2,210	5,128	2,210
Other borrowings	1,119	1,201	51	209
	90,201	70,803	90,213	70,476

Maturity based on remaining term to maturity at 30 September

At call	41,996	37,429
Less than 3 months	17,184	14,667
Between 3 months and 12 months	26,677	15,164
Between 1 year and 5 years	4,342	3,526
After 5 years	2	17
	90,201	70,803

NOTE 23: PAYABLES DUE TO OTHER FINANCIAL INSTITUTIONS

Maturity based on remaining term to maturity at 30 September

At call	988	982
Less than 3 months	26	3
Between 3 months and 12 months	1	—
Between 1 year and 5 years	771	28
	1,786	1,013

Included in payables due to other financial institutions are amounts lodged with the Group and Bank of $771 million (2007: $28 million) as collateral in relation to market valuation movements on counterparty transactions.

NOTE 24: OTHER PROVISIONS

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Provision for annual leave	53	52	49	48
Provision for long service leave	61	57	57	54
Provision for restructuring costs	24	5	24	5
Other	2	2	1	1
	140	116	131	108

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 25: BONDS AND NOTES

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Commercial paper by currency of denomination
AUD euro commercial paper	469	345	469	345
CAD euro commercial paper	23	—	23	—
CHF euro commercial paper	104	26	104	26
EUR euro commercial paper	3,055	1,455	3,055	1,455
GBP euro commercial paper	1,443	1,004	1,443	1,004
HKD euro commercial paper	302	348	302	348
JPY euro commercial paper	307	992	307	992
NZD euro commercial paper	82	99	82	99
SGD euro commercial paper	13	96	13	96
USD euro commercial paper	1,931	1,762	1,931	1,762
USD US commercial paper	1,945	1,179	1,945	1,179
	9,674	7,306	9,674	7,306

Medium Term Debt by currency of denomination

AUD medium term debt	6,718	7,425	—	126
CAD medium term debt	12	184	12	184
CHF medium term debt	337	97	337	97
EUR medium term debt	13,033	11,013	7,892	6,363
GBP medium term debt	945	1,325	945	1,325
HKD medium term debt	445	542	445	542
JPY medium term debt	533	140	533	140
NZD medium term debt	172	150	172	150
SGD medium term debt	43	—	43	—
USD medium term debt	5,848	6,789	1,107	791
	28,086	27,665	11,486	9,718

Total Bonds and Notes	37,760	34,971	21,160	17,024

Maturity analysis based on remaining term to maturity at 30 September

At call	491	2,630
Less than 3 months	9,442	4,373
Between 3 months and 12 months	7,447	6,918
Between 1 year and 5 years	18,022	17,771
After 5 years	2,358	3,279
	37,760	34,971

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 26: LOAN CAPITAL

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Tier 1 Capital
Converting Preference Shares (CPS I)	323	322	323	322
Converting Preference Shares (CPS II)	396	—	396	—
	719	322	719	322
Tier 2 Capital
AUD 100m fixed rate notes due 2013 with first call in 2008	—	102	—	102
AUD 150m floating rate notes due 2013 with first call in 2008	—	151	—	151
EUR 250m floating rate notes due 2015 with first call in 2010	445	403	445	403
AUD 225m fixed rate notes due 2016 with first call in 2011	226	226	226	226
AUD 75m floating rate notes due 2016 with first call in 2011	76	76	76	76
AUD 200m floating rate notes due 2017 with first call in 2012	200	200	200	200
CAD 250m fixed rate notes due 2017 with first call in 2012	300	289	300	289
AUD 125m floating rate notes due 2018 with first call in 2013	127	—	127	—
AUD 625m fixed rate notes due 2018 with first call in 2013	647	—	647	—
USD 400m fixed rate notes due 2015	505	462	505	462
	2,526	1,909	2,526	1,909

Total Loan Capital	3,245	2,231	3,245	2,231

Maturity analysis based on remaining term to maturity at 30 September

At call	43	18
Between 3 months and 12 months	—	247
Between 1 year and 5 years	2,745	1,493
After 5 years	457	473
	3,245	2,231

NOTE 27: BILLS PAYABLE AND OTHER LIABILITIES

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Bills payable	425	224	425	224
Sundry creditors and accruals	465	544	315	410
	890	768	740	634

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 28: SHARE CAPITAL

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Fully paid ordinary shares (a)	5,133	4,051	5,133	4,051
Treasury shares (a)	(10)	(10)	—	—
3,500,000 fully paid SAINTS (2007: 3,500,000)	345	345	345	345
1,500,000 Step-up preference shares (2007: 1,500,000)	148	148	148	148
General reserve	15	15	15	15
	5,631	4,549	5,641	4,559

	2008	2007	2008	2007
	$M	$M	No. of shares	No. of shares

Issued and uncalled capital
Borrowers’ shares unpaid	—	—	2,213	2,765
Depositors’ shares unpaid	—	—	193,654	206,947

(a) Movements in ordinary share capital
Opening balance	4,041	3,868	532,231,095	526,247,360
Perpetual note conversion	—	14	—	407,280
Issue of shares pursuant to share purchase plan	85	—	3,452,467	—
Issue of shares pursuant to private placement (net of issuance costs)	759	—	21,900,000	—
Issue of shares on 2 July 2008 pursuant to DRP at $27.79	151	—	5,464,129	—
Issue of shares on 19 December 2007 pursuant to DRP at $34.62	76	—	2,203,980	—
Issue of shares on 3 July 2007 pursuant to DRP at $35.55 per share	—	67	—	1,879,122
Issue of shares on 19 December 2006 pursuant to DRP at $32.33	—	75	—	2,330,709
Issue of shares on exercise of options	11	17	503,891	926,990
Issue of shares pursuant to Employee Reward Share Plan (1)	—	—	191,802	219,878
Issue of shares pursuant to Executive Performance Share Plan (1)	—	—	250,690	219,756
Closing balance	5,123	4,041	566,198,054	532,231,095

(1)   Equity value recognised in equity compensation reserve.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 29: RESERVES

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Depositors’ and borrowers’ redemption reserve
Opening balance	2	2	2	2
Add net transfers from retained profits	—	—	—	—
Closing balance	2	2	2	2

Foreign currency translation reserve
Opening balance	(1)	(1)	—	—
Currency translation differences	—	—	—	—
Closing balance	(1)	(1)	—	—

Cash flow hedge reserve
Opening balance	47	—	53	(1)
Gains and losses on cash flow hedging (net of tax):
Recognised in equity	(167)	46	(174)	53
Transferred to income statement	4	1	4	1
Closing balance	(116)	47	(117)	53

Equity compensation reserve
Opening balance	41	29	39	27
Expense for the year	14	12	14	12
Closing balance	55	41	53	39

Available for sale reserve
Opening balance	1	4	—	—
Losses on available for sale investments (net of tax):
Recognised in equity	(31)	(3)	(7)	—
Closing balance	(30)	1	(7)	—

General reserve for credit losses (1)
Opening balance	153	117	177	141
Current period movement appropriated from retained profits	52	36	38	36
Closing balance	205	153	215	177

Total reserves	115	243	146	271

(1)	The after tax equivalent of the “eligible” component of the collective provision and the balance of the general reserve for credit losses represents 0.54% of risk weighted assets (2007: 0.50%).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 30: RETAINED PROFITS

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Opening balance	1,086	798	1,115	923
Defined benefit plan actuarial (losses)/gains	(5)	2	(5)	2
Net profit attributable to shareholders of the Bank	1,205	1,190	1,031	1,094
Total available for appropriation	2,286	1,990	2,141	2,019

Transfer to general reserve for credit losses	(52)	(36)	(38)	(36)
Interim dividend - cash component	(343)	(368)	(343)	(368)
Interim dividend - dividend reinvestment plan	(151)	(67)	(151)	(67)
Final dividend - cash component	(383)	(331)	(383)	(331)
Final dividend - dividend reinvestment plan	(76)	(75)	(76)	(75)
Preference share dividends	(31)	(27)	(31)	(27)
Closing balance	1,250	1,086	1,119	1,115

NOTE 31: EQUITY ATTRIBUTABLE TO MINORITY INTERESTS

	Consolidated
	2008	2007
	$M	$M

Share capital	2	2
Accumulated profit	5	4
	7	6

Movements in accumulated profit/(loss)

Opening balance	4	(18)
Redemption of perpetual notes	—	20
Minority share of profit for year	1	2
Closing balance	5	4

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated Income Statement and Balance Sheet respectively.

Minority interests comprise ordinary shares issued by St.George Motor Finance Limited.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 32: REMUNERATION OF AUDITORS

Details of the amounts paid to the auditor of the Bank, KPMG and its related practices, for audit and non-audit related services provided during the year are set out below.

	Consolidated		Bank
	2008	2007	2008	2007
	$ ‘000	$ ‘000	$ ‘000	$ ‘000

Audit services
Amounts paid, or due and payable to auditors of the Bank (KPMG) for:
Audit and review services of consolidated financial statements	1,594	2,099	906	1,138
Audit and review of managed funds activities	1,510	2,177	—	—
Audit services in accordance with regulatory requirements (a)	1,700	1,003	228	337
	4,804	5,279	1,134	1,475
Other services
Other assurance services (b)	959	283	959	283
Taxation compliance services in respect of managed funds	283	83	—	—
Taxation and compliance services in respect of consolidated entities	931	809	931	761
Other (c)	839	74	839	74
	3,012	1,249	2,729	1,118

Total remuneration	7,816	6,528	3,863	2,593

(a)	Includes prudential supervision reviews for APRA, Basel II application reviews, audits of securitisation trusts, audit of workers compensation and Australian Financial Services Licences.

(b)	Includes debt and capital raisings.

(c)	Primarily relates to payment for technical advice.

(d)	The basis of presentation of remuneration of auditors has changed during 2008. Prior year comparatives have been adjusted to reflect this change.

The amounts paid for other services are in accordance with the Group’s audit independence policy as outlined in the Corporate Governance Statement.  The Board Audit Committee has considered the other services provided by KPMG and is satisfied that the nature of the services and the amount of fees paid are appropriate in terms of maintaining auditors’ independence.

NOTE 33: SHARE AND OPTION PLANS

(A) EMPLOYEE REWARD SHARE PLAN (REWARD PLAN)

The Reward Plan provides eligible employees with up to $1,000 worth of fully paid ordinary Bank shares per annum for nil consideration.  Generally, shares are granted to employees in November each year, providing the performance targets for the preceding financial year to 30 September have been met.

Shares issued under the Reward Plan cannot be sold until three years after allotment or at the time the participant ceases employment with the Group.

The number of shares allocated to each participant is calculated by taking $1,000 divided by the volume weighted average share price (VWAP).  The VWAP is based on the share price and trading volumes on the five trading days prior to the allotment date, rounded down to the nearest whole share.

Generally, full-time, part-time, fixed term and casual staff with 12 months or more service with the Group are eligible to participate in the Reward Plan each year, provided they are still employed by the Group on the relevant allotment date.

Allotments under the Reward Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff prior to the commencement of each financial year.

The performance targets in the 30 September 2007 year were as follows:

Subject to Board discretion,

(1)

Cash EPS (which is defined as profit after tax, preference dividends and minority interests before goodwill, significant items, hedging and non-trading derivatives) equals or exceeds the EPS of the previous year by 10% or more, then 60% of the shares will be granted; and

(2)	Customer service: Obtaining an overall Group Customer Satisfaction rating of at least 74%, then 40% of the shares will be granted.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

On 27 October 2008 the Board approved that grants of $1,000 worth of St.George shares would be made to eligible employees for performance during the 2008 year.  The grants will be made in November 2008.

The fair value of shares granted under the Reward Plan are recognised as an expense in the Group’s Income Statement over the 12 month period commencing on 1 October each year.  The fair value of shares granted has been determined by discounting the share price at grant date by the dividends paid by the Bank during the vesting period when they are not received by the participant.  The expense for the 30 September 2008 financial year was $6.105 million (30 September 2007: $5.519 million).  In November 2007, 191,802 (November 2006: 219,878) shares were issued in relation to the Reward Plan.  A total of 7,377 (November 2006: 7,582) staff participated in this offer, with each participant receiving 26 (November 2006: 29) fully paid ordinary shares based on the offer amount of $1,000 for nil consideration.  The shares had a volume weighted average price (VWAP) of $37.17 per share (November 2006: $33.89) at the allotment date.

(B) EMPLOYEE SHARE PURCHASE PLAN (PURCHASE PLAN)

All permanent employees are eligible to participate in the Purchase Plan.  Participants are given the opportunity during the year to nominate an amount of their pre-tax remuneration to purchase fully paid ordinary shares in the Bank.  Participants may nominate up to 20% of their Total Employment Cost (if they have continuous service of at least one year at any relevant share acquisition date) and 100% of their Short Term Incentive Opportunity (less any compulsory superannuation) towards the purchase of shares.  Shares are acquired on market.  Brokerage is subsidised by the Bank.  Participants may elect to acquire shares under the Purchase Plan as unrestricted, restricted for 4 years or restricted for 10 years.  Where the shares are restricted, they may not be sold or transferred until the period of restriction is lifted or at the time the participant ceases employment with the Group.  Shares purchased under this Plan are expensed in the Group’s Income Statement.

Details of ordinary shares allocated under the Purchase Plan are as follows:

		Number of
	Number of ordinary	employees	Fair value of shares
Date of allocation	shares allocated	participating	acquired
			$

2008 year

22 November 2007	116,678	268	36.30
30 May 2008	14,620	64	32.75
Total	131,298	332

2007 year

24 November 2006	103,710	257	33.76
18 May 2007	10,259	75	36.90
Total	113,969	332

(C) OVERVIEW

Long Term Incentive (LTI) is delivered to the Managing Director and Group Executives in the form of Awards under the Executive Performance Share Plan (Performance Plan) and Options under the Executive Option Plan (Option Plan).  Both plans were approved by Shareholders on 3 February 1998.

Medium Term Incentive (MTI) is delivered to other senior executives in the form of Awards under the Performance Plan.

Deferred Short Term Incentive (STIDO) is also delivered to the Managing Director, Group Executives and senior executives in the form of Awards under the Performance Plan.

(D) EXECUTIVE PERFORMANCE SHARE PLAN (PERFORMANCE PLAN)

Awards are granted under the Performance Plan.  An Award is a right to acquire an ordinary St.George share for nil consideration subject to specified hurdles being satisfied.

The Managing Director, Group Executives and other Senior Executives are eligible to be invited to participate in the Performance Plan to receive LTI, MTI or STIDO Awards.

LTI and MTI Awards are subject to tenure and performance hurdles approved by the Board from time to time and reward performance over periods of between of two to four years.  An overview of the performance hurdles for LTI Awards and Options and MTI Awards is outlined in the tables below.  The existing performance conditions are based on the achievement of Cash EPS or Total Shareholder Return (“TSR”) outcomes over the measurement period, and provide for substantial compound growth in St.George’s Cash EPS as well as an appropriate market focussed TSR hurdle.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Awards are generally forfeited if a participant leaves the Bank before the end of the relevant vesting period.  In accordance with the rules of the Performance Plan the Board retains overall discretion to waive all or part of the exercise conditions of Awards.  For example, the Board could exercise its discretion where certain events occur, such as redundancy, retirement or death.

STIDO Awards are deferred Short Term Incentive.  Participants are entitled to receive dividend distribution payments following the Board’s determination of their individual performance. The grant date for the STIDO is 1 October each year, being the commencement of the STIDO performance period, though the participant must remain an employee of the Bank for the duration of a three year period in order for the beneficial interest in the shares to be transferred to them.

STIDO Awards are generally forfeited if a participant leaves the Bank before the end of the three year vesting period and the dividend distribution payment ceases.  In circumstances where the Board exercises its discretion to waive this condition, for example redundancy, retirement or death, the awards will be transferred at the end of the relevant three year period or earlier at the Board’s discretion.

In accordance with the rules of the Performance Plan and as approved by shareholders, share allocations to satisfy the exercise of Awards may occur by either allotment or by purchase on market.  The Board will determine the most appropriate basis of allocation.

The fair value of awards granted under the Performance Plan is recognised as an expense in the Group’s Income Statement over the vesting period of the awards.  The fair value is discounted for estimated forfeitures.  The fair value is determined on the following bases:

(1)

Shares issued or shares purchased on market on satisfaction of non-market related performance hurdles – prevailing market price at grant date for grants before 1 October 2005. For grants after this date, the fair value has been discounted for the present value of dividends paid by the Bank during the vesting period when they are not received by the participant.

(2)	Shares purchased or shares issued on satisfaction of market related performance hurdles – the fair value has been determined using the binomial method at the grant date.

As at 30 September 2008, there were 100 (30 September 2007: 85) participants in the Performance Plan.  Awards are granted for no consideration at prevailing market prices.

Awards granted prior to 7 November 2002 and/or those awards that vested before 1 January 2005, have not been expensed in accordance with the transitional provisions of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards.  The expense recognised during the year in respect of the Performance Plan was $7.558 million (30 September 2007: $5.286 million).

For awards granted on 1 October 2005, shares have been purchased on market and are held in trust until applicable performance hurdles have been satisfied.  For all other awards, shares will be issued by the Bank on satisfaction of the applicable performance hurdles.

The following is a summary of awards that have been granted under this plan:

	Number of	Number of
	awards	awards
	2008	2007

Outstanding at start of financial year	666,965	657,497

Granted	269,300	350,462
Forfeited	(52,948)	(121,238)
Exercised	(250,690)	(219,756)

Outstanding at end of financial year	632,627	666,965

Exercisable at end of financial year	140,827	193,733

For awards exercised during the financial year, the weighted average share price at the date of exercise was $35.96 (2007: $33.62).

For awards outstanding at the end of the financial year, the weighted average remaining contractual life was 3.9 years (2007: 4.2 years).

Awards granted during the financial year had a weighted average fair value of $32.09 (2007: $27.67).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(E) EXECUTIVE OPTION PLAN (OPTION PLAN)

Options are granted under the Option Plan.  Options are a right to acquire an ordinary St.George share in the future upon the payment of an exercise price and subject to specified hurdles being satisfied.  The exercise price represents the market value of the Bank’s ordinary shares at the grant date. The market value is calculated using the Volume Weighted Average Price (VWAP) traded during the five trading days prior to and including the grant date.

The Managing Director and Group Executives are eligible to participate in the Executive Option Plan to receive LTI Options.

The LTI Options do not grant rights to the option holders to participate in a share issue of any other body corporate.  Non-Executive Directors are not eligible to participate in the plan.

LTI Options are subject to tenure and performance hurdles approved by the Board from time to time and reward performance over periods of between of two to four years.  An overview of the performance hurdles for LTI Awards and Options and MTI Awards is outlined in the tables below.  The existing performance conditions are based on the achievement of Cash EPS or Total Shareholder Return (“TSR”) outcomes over the measurement period, and provide for substantial compound growth in St.George’s Cash EPS as well as an appropriate market focussed TSR hurdle.

The following is a summary of options that have been granted under this plan:

		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
	options	price	options	price
	2008	2008	2007	2007
		$		$

Outstanding at start of financial year	1,465,311	24.92	2,407,501	21.31

Granted	364,833	35.71	423,236	30.23
Forfeited	(238,764)	27.23	(438,436)	23.63
Exercised	(503,891)	22.44	(926,990)	18.58

Outstanding at end of financial year	1,087,489	29.19	1,465,311	24.92

Exercisable at end of financial year	516,985	24.33	711,223	22.41

For options exercised during the financial year, the weighted average share price at the date of exercise was $36.27 (2007: $33.81).

For options outstanding at the end of the financial year, the range of exercise prices was $20.40 to $37.18 (2007: $16.91 to $35.09) and the weighted average remaining contractual life was 3.5 years (2007: 3.6 years).

The fair value of services received in return for options granted is based upon the fair value of options granted, measured using a binomial method.  Options granted during the financial year had a weighted average fair value of $4.39 (2007: $3.16).  The fair value of options granted during the year was determined using the following inputs:

	Date first	Fair value per		Price of shares	Estimated	Risk-free		Expected life
Grant Date	exercisable	option	Exercise price	on grant date	volatility	interest rate	Dividend yield	(years)
		$	$	$	%	%	%

2008

01-Oct-07	30-Sep-09	3.84	34.99	35.40	15.70	6.46	5.06	2.50
01-Oct-07	30-Sep-10	4.34	34.99	35.40	15.70	6.47	5.06	3.50
01-Oct-07	30-Sep-11	4.75	34.99	35.40	15.70	6.45	5.06	4.50
13-Nov-07	30-Sep-09	4.05	37.18	37.42	16.20	6.71	4.82	2.38
13-Nov-07	30-Sep-10	4.72	37.18	37.42	16.20	6.62	4.82	3.38
13-Nov-07	30-Sep-11	5.05	37.18	37.42	16.20	6.49	4.82	4.39
02-Jun-08	30-Sep-09	4.07	32.75	31.95	23.70	6.83	5.51	1.83
02-Jun-08	30-Sep-10	4.83	32.75	31.95	23.70	6.72	5.52	2.83
02-Jun-08	30-Sep-11	5.28	32.75	31.95	23.70	6.63	5.52	3.83

2007

01-Oct-06	30-Sep-08	2.88	29.99	30.24	14.70	5.87	5.08	2.50
01-Oct-06	30-Sep-09	3.19	29.99	30.24	14.70	5.76	5.08	3.50
01-Oct-06	30-Sep-10	3.45	29.99	30.24	14.70	5.72	5.08	4.50
16-Jun-07	30-Sep-08	2.90	35.09	34.80	14.30	6.38	4.87	2.50
16-Jun-07	30-Sep-09	3.55	35.09	34.80	14.30	6.36	4.87	3.50
16-Jun-07	30-Sep-10	4.00	35.09	34.80	14.30	6.34	4.87	4.50

The fair value of options granted is recognised as an expense in the Group’s Income Statement over the vesting period.  An expense of $0.635 million (30 September 2007: $1.101 million) was recognised during the year.

During the financial year, 503,891 ordinary shares were issued following the exercise of 503,891 options.  No amounts remain unpaid on any of these shares.  The market value of shares issued during the year as a result of the exercise of these options as at 30 September 2008 was $14 million (30 September 2007: $33 million).

The market value of shares that could be issued from the exercise of outstanding options at 30 September 2008 is $31 million (30 September 2007: $52 million).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The performance hurdles for LTI and MTI Awards and Options are summarised in the tables below:

LTI Plan awards and options granted from 1 October 2007

Instrument	Performance Awards and Options

Performance measurement	EPS compound growth > 10%	100% vests

	TSR > 75 percent of the Financial Services Comparator Group (FSCG)	100% vests

	TSR = 50 percent of FSCG	50% only vests

	TSR > 50 percent but < 75 percent of FSCG	Additional 2% vest for each full 1% increase above the 50th percentile (on a straight line basis) up to 100% at the 75th percentile.

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR –at the end of the performance period then six monthly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	CBA, Westpac, NAB, ANZ, QBE, Macquarie Bank, AMP, Suncorp-Metway, AXA Asia Pacific Holdings, IAG, Bendigo and Adelaide Bank, Perpetual, Bank of Queensland. Weighted by market capitalisation.

LTI Plan options and awards granted between 1 October 2006 and 30 September 2007.

Instrument	Performance Awards and Options

Performance measurement	EPS compound growth > 10%	100% vests

	TSR > 75th percentile of S&P ASX 50 index	100% vests

	TSR > S&P ASX 50 index but < 75th percentile of S&P ASX 50 index	50% only vests

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR – at the end of the performance period then quarterly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	ASX top 50 companies.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

LTI Plan options and awards granted between 1 October 2004 and 30 September 2006

Instrument	Performance Awards and Options

Performance measurement	EPS compound growth > 10%	100% vests

	TSR > 75th percentile of S&P ASX 50 index	100% vests

	TSR > S&P ASX 50 index but < 75th percentile of S&P ASX 50 index	50% only vests

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR – at the end of the performance period then monthly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date. In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	ASX top 50 companies.

LTI Plan options and awards granted from 1 October 2003 to 30 September 2004

Instrument	Performance Awards and Options

Performance measurement	1.	EPS compound growth > 10%, or	50% vests

		EPS actual growth > 10% in year prior to exercise date only	50% vests

	2.	TSR > S&P ASX 50 index	Remaining 50% only vests

Performance testing	EPS – at the end of the performance period then annually until the fifth anniversary of the grant date.

TSR – at the end of the performance period then monthly until the fifth anniversary of the grant date.

Lapse of securities

Securities will lapse if a Group Executive leaves the Group due to resignation or dismissal before the vesting date.  In circumstances of redundancy, retirement or death, the Group Executive or their estate may be entitled to exercise some or all of the securities, subject to the satisfaction of relevant performance conditions.

Expiry date of securities	6 years from grant date.

Comparator group	ASX top 50 companies.

(F) NON-EXECUTIVE DIRECTORS’ SHARE PURCHASE PLAN (DIRECTORS’ PLAN)

All Non-Executive Directors are eligible to participate in the Directors’ Plan.  Each financial year, Non-Executive Directors are provided with the opportunity to contribute a part or all of their pre-tax remuneration from the Group to acquire fully paid ordinary shares in the Bank.  Shares are acquired at prevailing market prices and brokerage fees are payable by the Bank.  Shares purchased under the Directors’ Plan are expensed in the Group’s Income Statement.

During the year, 5 (30 September 2007: 4) Non-Executive Directors were allocated 14,793 shares (30 September 2007: 10,172) that were acquired on market at an average purchase price of $36.30 per share (30 September 2007: $34.00).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 34: AVERAGE BALANCES AND RELATED INTEREST

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the Group for the years indicated.  Averages are month-end averages, which are not materially different from daily averages.

	2008			2007
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$M	$M	%	$M	$M	%

Interest earning assets
Cash and liquid assets	1,921	109	5.67	1,078	52	4.82
Receivables due from other financial institutions	1,329	84	6.32	1,489	82	5.51
Assets at fair value	13,728	976	7.11	7,999	491	6.14
Loans and other receivables	112,417	9,541	8.49	98,285	7,578	7.71
Total interest earning assets	129,395	10,710	8.28	108,851	8,203	7.54

Non interest earning assets
Bills receivable	43			23
Property, plant and equipment	339			333
Other assets	5,904			4,805
Provision for doubtful debts	(361)			(323)
Total non interest earning assets	5,925			4,838

Total assets	135,320			113,689

Interest bearing liabilities
Retail funding	50,303	2,831	5.63	43,725	2,088	4.78
Other deposits	17,680	1,288	7.29	10,708	665	6.21
Payables due to other financial institutions	1,234	72	5.83	509	26	5.11
Bank acceptances	5,252	383	7.29	6,492	408	6.28
Securitisation (1)	18,339	1,388	7.57	20,052	1,328	6.62
Loan capital	2,093	169	8.07	1,963	129	6.57
Other borrowings(1) (2)	29,523	2,106	7.13	21,385	1,366	6.39
Total interest bearing liabilities	124,424	8,237	6.62	104,834	6,010	5.73

Non interest bearing liabilities
Bills payable	555			193
Other non interest bearing liabilities	3,694			3,153
Total non interest bearing liabilities	4,249			3,346

Total liabilities	128,673			108,180

Shareholders’ equity (3)	6,647			5,509

Total liabilities and shareholders’ equity	135,320			113,689

Interest spread (4)			1.66%			1.81%
Interest margin (5)			1.91%			2.01%

(1)	Includes foreign exchange swap costs.

(2)	Includes the impact of Balance Sheet Management activities.

(3)	Basic weighted average number of ordinary shares outstanding for the year were 557.4 million (30 September 2007: 529.9 million).

(4)	Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.

(5)	Interest margin represents net interest income as a percentage of average interest earning assets.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

VOLUME AND RATE ANALYSIS

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2008 and 30 September 2007.  Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2008 over 2007			2007 over 2006
	Volume	Rate	Total	Volume	Rate	Total
	$M	$M	$M	$M	$M	$M

Interest earning assets
Cash and liquid assets	48	9	57	9	5	14
Receivables due from other financial institutions	(10)	12	2	13	8	21
Assets at fair value	407	78	485	73	38	111
Loans and other receivables	1,199	764	1,963	906	337	1,243
Change in interest income	1,644	863	2,507	1,001	388	1,389

Interest bearing liabilities
Retail funding	370	373	743	169	140	309
Other deposits	508	115	623	169	100	269
Payables due to other financial institutions	42	4	46	3	4	7
Domestic borrowings	—	—	—	165	66	231
Offshore borrowings	—	—	—	252	143	395
Bank acceptances	(90)	65	(25)	—	—	—
Securitisation	(130)	190	60	—	—	—
Loan capital	10	30	40	—	—	—
Other borrowings	581	159	740	—	—	—
Change in interest expense	1,291	936	2,227	758	453	1,211

Change in net interest income	353	(73)	280	243	(65)	178

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 35: SEGMENTAL RESULTS

BUSINESS SEGMENTS

Business segments are based on the Group’s organisational structure.  The Group comprises four business divisions, namely:

•

Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

•

Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.

•

BankSA (BSA) – responsible for providing retail banking, business banking and private banking services to customers in South Australia and Northern Territory. These services have extended into country New South Wales and Victoria as part of the Group’s initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

•

Wealth Management (WM) – responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

	Segment Income Statement for the year ended 30 September 2008 ($M)
	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated

Segment revenue

Net interest income	1,225	783	371	94	—	2,473
Non interest income	455	223	102	326	26	1,132

Total segment revenue	1,680	1,006	473	420	26	3,605

Segment expense

Bad and doubtful debts	143	98	23	27	—	291

Operating expenses
Other provisions	22	35	9	13	—	79
Depreciation	46	6	10	1	—	63
Deferred expenditure amortisation	30	3	5	1	—	39
Other expenses	618	248	154	185	67	1,272
Total operating expenses	716	292	178	200	67	1,453

Total segment expenses	859	390	201	227	67	1,744

Share of profit of equity accounted associates	—	—	—	1	—	1

Profit before income tax expense	821	616	272	194	(41)	1,862

Income tax expense						656

Minority interest						1

Profit after income tax and minority interests						1,205

	Segment Balance Sheet as at 30 September 2008 ($M)

Total Assets	65,074	59,208	16,199	4,514	2,385	147,380

Total Liabilities	32,010	94,893	10,367	1,081	2,026	140,377

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

	Segment Income Statement for the year ended 30 September 2007 ($M)
	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated

Segment revenue

Net interest income	1,152	619	328	94	—	2,193
Non interest income	505	166	96	312	13	1,092

Total segment revenue	1,657	785	424	406	13	3,285

Segment expense

Bad and doubtful debts	140	26	11	1	—	178

Operating expenses
Other provisions	35	30	9	17	—	91
Depreciation	45	6	9	1	—	61
Deferred expenditure amortisation	23	3	4	1	—	31
Other expenses	647	234	150	176	—	1,207
Total operating expenses	750	273	172	195	—	1,390

Total segment expenses	890	299	183	196	—	1,568

Profit before income tax expense	767	486	241	210	13	1,717

Income tax expense						525

Minority interest						2

Profit after income tax and minority interests						1,190

	Segment Balance Sheet as at 30 September 2007 ($M)

Total Assets	60,122	44,080	14,065	5,696	1,837	125,800

Total Liabilities	28,303	80,072	8,982	1,230	1,329	119,916

GEOGRAPHICAL SEGMENTS

The Group predominantly operates in Australia.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 36: DEED OF CROSS GUARANTEE

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and Directors’ reports.

It is a condition of the Class Order that the Bank and each of the subsidiaries enter into a Deed of Cross Guarantee.  The effect of the Deed is that the Bank guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001.  If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months any creditor has not been paid in full.  The subsidiaries have also given similar guarantees in the event that the Bank is wound up.

The subsidiaries subject to the Deed are:

•                  St.George Financial Services Limited

•                  Advance Leasing Limited

•                  Canberra Advance Property Limited

•                  Crusade Management Limited

A consolidated Income Statement and consolidated Balance Sheet, comprising the Bank and the controlled entities that are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 September is set out below:

SUMMARISED INCOME STATEMENT AND RETAINED PROFITS

	Consolidated
For the year ended 30 September	2008	2007
	$M	$M

Profit before tax	1,764	1,503
Income tax expense	(626)	(403)
Profit after tax	1,138	1,100

Retained profits at the beginning of the year	1,026	828
Actuarial (losses)/gains from defined benefit superannuation plan	(5)	2
Transfer to reserve	(38)	(36)
Dividends recognised during the year	(984)	(868)
Retained profits at the end of the year	1,137	1,026

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

BALANCE SHEET

	Consolidated
	2008	2007
	$M	$M

ASSETS
Cash and liquid assets	2,672	2,081
Receivables due from other financial institutions	185	625
Assets at fair value through the Income Statement	15,690	11,475
Derivative assets	3,048	1,158
Available for sale investments	2,210	1
Loans and other receivables	77,415	65,878
Bank acceptances of customers	22,263	16,343
Investment in controlled entities	1,194	1,552
Amounts receivable from controlled entities	4,309	4,710
Investments in associated companies	25	25
Property, plant and equipment	312	327
Intangible assets	1,118	1,069
Deferred tax assets	227	221
Other assets	649	813

TOTAL ASSETS	131,317	106,278

LIABILITIES
Deposits and other borrowings	90,213	70,476
Payables due to other financial institutions	1,786	1,013
Derivative liabilities	1,826	1,993
Bank acceptances	3,970	6,348
Provision for dividends	3	2
Amounts payable to controlled entities	1,259	414
Current tax liabilities	56	90
Deferred tax liabilities	4	89
Other provisions	131	108
Bonds and notes	21,160	17,024
Loan capital	3,245	2,231
Bills payable and other liabilities	740	634

TOTAL LIABILITIES	124,393	100,422

NET ASSETS
	6,924	5,856
SHAREHOLDERS’ EQUITY
Share capital	5,641	4,559
Reserves	146	271
Retained profits	1,137	1,026

TOTAL SHAREHOLDERS’ EQUITY	6,924	5,856

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 37: COMMITMENTS

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Capital commitments
Less than one year	10	14	10	14

Non-cumulative operating leases expiring
Less than one year	90	84	84	79
Between one and five years	291	220	273	202
More than five years	161	156	158	151
	542	460	515	432

The Group leases a number of commercial buildings and computer hardware under operating leases.  The lease terms typically run for a period of five years for buildings and three years for computer hardware.

NOTE 38: LIABILITY FOR DEFINED BENEFIT FUND OBLIGATION

The Group makes contributions to multiple superannuation funds in accordance with “Superannuation Choice of Fund”, including the employer sponsored fund which has two defined benefit sections with 161 members in total.  No new members are accepted into these defined benefit sections.  All employees who are members of these defined benefit sections are entitled to benefits on retirement, disability or death.  The defined benefit sections guarantee lump sum benefits based on years of service and final average salary.  The defined contribution section of the fund receives fixed contributions from the Bank and certain controlled entities, and the Group’s legal or constructive obligation is limited to these contributions.

The following sets out details in respect of the defined benefit sections only.

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Present value of defined benefit obligation	53	59	53	59
Fair value of plan assets	45	58	45	58
Deficit in the plan	8	1	8	1

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 39: CONTINGENT LIABILITIES, ASSETS AND COMMITMENTS

The Group has a variety of contingent liabilities arising from transactions including endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit.  The notional amounts of contingent liabilities, where credit risk exposure may be obtained, and commitments represent the maximum credit risk.  The credit equivalent represents the maximum or total potential loss if the counterparty were to default, determined in accordance with APRA’s Basel I risk weighted capital adequacy guidelines.

Contingent liabilities and commitments exist in respect of:

	Consolidated				Bank
	Face Value		Credit Equivalent Amount		Face Value		Credit Equivalent Amount
	2008	2007	2008	2007	2008	2007	2008	2007
	$M	$M	$M	$M	$M	$M	$M	$M

Contingent liabilities
Bill endorsements	12	10	12	10	12	10	12	10
Guarantees	933	763	933	763	933	763	933	763
Documentary letters of credit	396	233	232	225	396	233	232	225
Performance related items	21	20	10	10	21	20	10	10
Other	20	—	—	—	20	—	—	—
	1,382	1,026	1,187	1,008	1,382	1,026	1,187	1,008
Commitments
Undrawn credit facilities	26,224	22,502	1,500	1,498	24,996	21,096	1,500	1,498
Undrawn credit facilities - controlled entities	—	—	—	—	1,700	1,792	—	—
	26,224	22,502	1,500	1,498	26,696	22,888	1,500	1,498

Total commitments and contingent liabilities	27,606	23,528	2,687	2,506	28,078	23,914	2,687	2,506

Contingent liabilities exist in respect of claims and potential claims against entities in the Group.  Where necessary, appropriate provisions have been made in the financial statements.

The credit risk related contingent liabilities and commitments of $27,586 million (30 September 2007: $23,528 million) for the Group and $28,058 million (30 September 2007: $23,914 million) for the Bank also represent contingent assets of the Group.  These commitments to provide credit may in the normal course convert to loans and other receivables.

The Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities, in accordance with the regulations and procedures of the following clearing systems of the Australian Payments Clearing Association Limited: The Australian Paper Clearing System (Clearing Stream 1), the Bulk Electronic Clearing System (“Clearing Stream 2”), The Consumer Electronic Clearing System (Clearing Stream 3) and the High Value Clearing System (Clearing Stream 4, only if operating in bypass mode).  This credit risk exposure is unquantifiable in advance, but is well understood, and is extinguished upon settlement at 9am each business day.

Service contracts have been entered into with the Managing Director and Group Executives.  The maximum contingent liability for termination benefits under these employment contracts that has not been provided for in the financial statements is $10 million (30 September 2007: $7 million).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 40: FINANCIAL RISK MANAGEMENT

The Group in its daily operations is exposed to a range of risks including credit risk, liquidity and funding risk, market risk and operational risk (including fraud, theft and property damage).  These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

A Risk Management Governance Framework is embedded in the business.  It incorporates:

•                  Corporate Governance Framework for the Board and its Committees and the Group Executive and its Management Committees;

•                  A Risk Appetite Statement approved by the Board and integrated in the strategic and operational planning processes;

•                  The identification and management of the major risk categories to the Group;

•                  Key policies and processes to manage risk and provide reliable and consistent results; and

•                  Capital planning and management, which includes Economic Capital modelling and management.

CREDIT RISK

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations.  This risk is inherent in the Group’s lending activities, as well as transactions involving derivatives and foreign exchange.

The Board of Directors has delegated responsibility for the management of credit risk to the Board Risk Management Committee (“BRMC”) and Management Credit Committee (“MCC”).  Reporting to these Committees is a specialised Group Credit division, under the direction of the Chief Risk Officer, which is responsible for the oversight and management of the Group’s credit risk together with representatives from the business divisions.

Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending.  Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the Group.  Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas.  Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division is responsible for the following functions:

•                  Formulating and monitoring compliance with credit policies in relation to credit assessment, risk grading and reporting, collateral requirements, documentary and legal procedures and compliance with regulatory requirements.  Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures that are standard throughout the Group and contained in credit manuals administered by Group Credit.

•                  Establishing lending authorities for the approval of credit facilities.  Lending authorities are delegated to business division staff.  The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines.  Facilities outside Group Credit’s delegated authorities are approved by the MCC or BRMC as appropriate.

•                  Developing and maintaining credit risk assessment criteria.  The Group applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to a more detailed credit assessment for commercial and trade related transactions.  Standard risk grading methodologies for commercial lending are set at the transaction level and drive pricing decisions.  The Portfolio Management Function within Group Credit monitors and refines proprietary risk grading systems.  The quantification of credit risk is performed by analytical tools and models, which provide estimates of Probability of Default, Loss Given Default and Exposure at Default across retail and commercial exposures.  The outputs of the models provide input to expected and unexpected loss calculations, levels of collective provisions, Economic Capital estimates and a variety of operational credit decisions.  The Portfolio Management Unit within Group Credit oversees the development and monitoring of the models and adherence to policy.

•                  Monitoring and reporting on credit risk within the portfolio.  Internal limits are used to assist with the diversification of the portfolio. These include limits on counterparties, individual securities or developments, industries, geographies and retail products.  Internal limits are approved by the Bank’s Board Risk Management Committee.  St.George manages concentration risk through a set of limits and associated policies which control lending to industry segments, individual large exposures, geographic areas, risk grades and products.  The objective is to ensure that no single exposure or set of exposures is large enough to threaten the ongoing viability of the Bank.  The management of concentration risk forms a key component of the overall risk appetite of the Bank.  Group Credit regularly reports on compliance with these internal limits to the MCC and BRMC and the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all exposures above $50 million.

•                  Provisioning for impaired assets.  Group Credit assesses provision requirements where loan default has occurred and also controls the Loans Management Unit, which manages large impaired assets with the aim of achieving the optimum result from such assets.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Maximum exposure to credit risk

The following table presents the maximum exposure to credit risk of balance sheet and off balance sheet financial instruments (including financial guarantees and loan commitments), before the benefit of any collateral or other credit enhancements, except where the requirements for offsetting financial assets and liabilities contained in note 1(BB) have been satisfied.  For on balance sheet financial assets, the exposure to credit risk equals their carrying amounts.  For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that would have to be paid if the guarantees are called upon.  Loan commitments represent the unused portions of authorisations to extend credit in the form of loans.  For loan commitments and other credit commitments that are irrevocable over the life of the facility, the maximum exposure to credit risk is the full amount of the committed facilities.  However, the likely amount of loss is less than the total unused commitments, as most commitments to extend credit are contingent upon customers maintaining specific credit standards.

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

On balance sheet
Receivables due from other financial institutions	305	1,244	185	625
Assets at fair value through the income statement	15,473	11,124	15,676	11,450
Derivative assets	3,389	1,271	3,010	1,154
Available for sale investments	2,745	884	2,189	—
Loans and other receivables (net of provisions)	97,721	89,884	77,415	65,878
Bank acceptances	22,263	16,343	22,263	16,343
	141,896	120,750	120,738	95,450
Off balance sheet
Financial guarantees	1,362	1,026	1,362	1,026
Loan commitments	26,224	22,502	26,696	22,888
	27,586	23,528	28,058	23,914

Total exposure (1)	169,482	144,278	148,796	119,364

(1) Maximum credit exposure before considering collateral held or other credit enhancements available.

Collateral and other credit enhancements

The Group mitigates its credit risk through holding collateral against certain types of customer lending, which is an important mitigant of credit risk.  The Group regularly reviews its policies and procedures in relation to the acceptability of specific classes of collateral or credit risk mitigant and their valuation guidelines.  The principal types of collateral or other credit enhancements held by the Group include:

•                  Mortgages over residential properties.

•                  Charges over business assets or properties being financed for commercial lending.

The Group performs an assessment of the value of any collateral or other credit enhancements obtained as part of its credit risk evaluation processes prior to the establishment of a loan facility.  In the event of a customer facility being classified as impaired, the Group performs an assessment of the value of all relevant collateral and other credit enhancements in order to determine the required amount of any specific loan impairment provision.  The Group does not disclose the fair value of collateral held as security or other credit enhancements for past due loans and receivables as it is not practicable to do so.  The fair value of collateral held as security for impaired loans is disclosed below at (iii) Impaired Financial Assets.

Debt securities and other treasury securities are generally unsecured with the exception of asset backed securities and similar instruments, which are secured by pools of financial assets.

The ISDA Master Agreement provides a contractual framework for derivatives dealing across a full range of over the counter products.  This agreement contractually binds both parties to apply close out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-agreed termination events occur.

Credit quality

The Group’s credit risk grading processes are designed to identify exposures that require closer management attention due to their greater probability of default and potential loss.

In measuring credit risk, the Group calculates three components (i) the “probability of default” by the counterparty on its contractual obligations; (ii) the estimated loss amount should the counterparty default (the “loss given default”); and (iii) the estimated exposure amount should the counterparty default (the “exposure at default”).

The Group assesses the probability of default, loss given default and exposure at default of individual counterparties using grading models and systems tailored to the various categories of counterparty.  The grading models have been developed internally, their outputs are validated regularly and the models updated when required.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The Group’s credit risk grading models and systems are fundamental to the management of credit risk.  Probability of default, loss given default, and exposure at default are important inputs to collective provisioning and economic capital calculations and are used to inform pricing and other operational credit decisions.

Impaired loans and advances

For individually assessed accounts, loans are treated as impaired as soon as there is objective evidence that an impairment loss has been incurred.  The criteria used by the Group to determine if there is any objective evidence of impairment includes:

•                  Known cash flow difficulties experienced by the borrower;

•                  Overdue contractual payments of either principal or interest;

•                  Breach of loan covenants or conditions;

•                  The probability that the borrower will enter bankruptcy; and

•                  A significant downgrading in credit rating by an external credit rating agency.

When impairment losses are recognised, the carrying amount of loans and other receivables is reduced through the use of a provision for impairment.

All loans and advances that do not have an individually assessed provision are collectively assessed for impairment.

Individually assessed impairment provisions

Individual impairment provisions are determined by evaluating the exposure to loss on a case-by-case basis.  In determining allowances on individually assessed accounts, the following factors are considered:

•                  The Group’s aggregate exposure to the customer;

•                  The viability of the customer’s business model and their capacity to trade successfully out of financial difficulties, generating sufficient cash flow to service debt obligations;

•                  The amount and timing of expected receipts and recoveries;

•                  The extent of other creditors’ commitments ranking ahead of, or pari passu, with the Group and the likelihood of other creditors continuing to support the company;

•                  The realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•                  The likely dividend available on liquidation or bankruptcy;

•                  The likely deduction of any costs involved in recovering amounts outstanding; and

•                  When available, the secondary market price of the debt.

Individual impairment provisions are established based primarily on estimates of the realisable value of security and are measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows, discounted at the asset’s original effective interest rate.

Group policy requires the level of impairment allowances on individual facilities that are above materiality thresholds to be reviewed at least semi-annually, and more regularly where circumstances require.  The review normally encompasses collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts.  Individually assessed impairment allowances are only reversed when the Group has reasonable and objective evidence of a reduction in the established loss estimate.

Collectively assessed impairment provisions

Collective provisions reflect the estimated amount of losses incurred on a collective basis, but which have yet to be individually identified.  The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the balance sheet date.  The evaluation process is subject to a series of estimates and judgements.

The calculation of the Collective Provision requires model estimates of probability of default, exposure at default and loss given default.  The calculation occurs at account level and is aggregated to portfolio level for reporting purposes.

Collective provisions are raised when the probability of default of a counterparty has increased relative to the probability of default at origination.  The size of the collective provision is a function of the model estimates.

Having regard to the economic events that have emerged globally and domestically, the Group recognised an economic cycle adjustment of $48 million (Bank: $48 million) as a charge to the collective provision during the year.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Credit quality of financial assets

The following table provides an overview of the credit quality of loans and other receivables and receivables due from other financial institutions. Assets at fair value through the income statement, derivative assets and available for sale investments are not included below and are not considered to be past due or impaired.

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Loans and other receivables(1)
Neither past due nor impaired	117,156	103,938	97,437	80,511
Past due but not impaired	3,052	2,475	2,475	1,909
Impaired	191	139	148	99
Gross carrying amount	120,399	106,552	100,060	82,519
Specific provisions	(45)	(34)	(38)	(28)
Collective provisions	(370)	(291)	(344)	(270)
Net carrying amount	119,984	106,227	99,678	82,221

Receivables due from other financial institutions
Neither past due nor impaired	305	1,244	185	625
Past due but not impaired	—	—	—	—
Impaired	—	—	—	—
Gross carrying amount	305	1,244	185	625
Specific provisions	—	—	—	—
Collective provisions	—	—	—	—
Net carrying amount	305	1,244	185	625

(1) Includes bank acceptances.

(i) financial assets neither past due or impaired

The credit quality of loans and other receivables that were neither past due or impaired is shown in the following table.

	Consolidated
	Housing Loans	Consumer Loans	Leasing and Hire Purchase	Commercial(1)	Other	Total
	$M	$M	$M	$M	$M	$M

As at 30 September 2008
Investment	57,454	971	81	2,862	—	61,368
Pass	13,901	3,113	3,400	29,737	—	50,151
Weak	1,900	235	15	248	—	2,398
Unrated	426	1,972	—	690	151	3,239
	73,681	6,291	3,496	33,537	151	117,156
As at 30 September 2007
Investment	49,936	1,171	35	2,480	—	53,622
Pass	15,201	2,560	2,740	22,918	—	43,419
Weak	2,258	189	8	110	—	2,565
Unrated	278	2,819	—	612	623	4,332
	67,673	6,739	2,783	26,120	623	103,938

	Bank
	Housing Loans	Consumer Loans	Leasing and Hire Purchase	Commercial(1)	Other	Total
	$M	$M	$M	$M	$M	$M

As at 30 September 2008
Investment	45,284	876	—	2,800	—	48,960
Pass	12,476	2,015	8	29,212	—	43,711
Weak	1,748	118	—	242	—	2,108
Unrated	449	1,967	—	91	151	2,658
	59,957	4,976	8	32,345	151	97,437
As at 30 September 2007
Investment	34,075	826	—	2,484	—	37,385
Pass	12,849	1,913	50	22,663	—	37,475
Weak	2,145	168	—	110	—	2,423
Unrated	296	2,816	—	—	116	3,228
	49,365	5,723	50	25,257	116	80,511

(1) Includes bank acceptances.

Receivables due from other financial institutions are all classified as investment grade as at 30 September 2008 and 30 September 2007.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The Group uses its own internal rating system to assign a Probability of Default to commercial counterparties and uses scorecards to assign a Probability of Default to retail counterparties.

The Probability of Default maps to a risk grade, which is itself, aligned to the Standard and Poor’s risk grading scale.

The Group’s risk grades, which are equivalent to the Standard and Poor’s investment grade ratings of BBB- and above have been classified as investment grade.  The Group’s risk grades equivalent to the Standard and Poor’s risk grades below B- have been classified as ‘weak’ with all other risk grades defined as ‘pass’.  A relatively small number of exposures are unrated, these mainly relate to margin lending accounts.

The Group’s portfolio consists largely of retail counterparties with residential mortgages and small and medium size commercial enterprises and hence a large part of the portfolio does not qualify as investment grade.  However, loans to these counterparties are generally fully secured by residential or commercial property.

(ii) financial assets that were past due but not impaired

Loans and other receivables where contractual interest or principal payments are past due and where the level of collateral available or the stage of collection supports the collectibility of the amount owed are not considered to be impaired.  Examples of exposures designated as past due but not considered impaired include loans fully secured by cash collateral and residential mortgages in arrears more than 90 days, but where the value of collateral is sufficient to repay both the principal and potential interest for one year.  The gross amount of loans and other receivables that were past due but not impaired were as follows:

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Loans and other receivables

Past due 1 to 29 days
Commercial(1)	305	236	229	159
Retail(2)	1,307	1,122	1,009	818
	1,612	1,358	1,238	977
Past due 30 to 89 days
Commercial(1)	279	234	240	194
Retail(2)	679	538	544	422
	958	772	784	616
Past due 90 days and above
Commercial(1)	216	132	215	132
Retail(2)	266	213	238	184
	482	345	453	316

Gross carrying amount	3,052	2,475	2,475	1,909

(1)     Includes bank acceptances

(2)     Includes housing, personal loans and credit card receivables

The above ageing analysis includes past due loans and receivables that have collective impairment provisions to cover credit losses on loans that are in the early stages of arrears.

No receivables due from other financial institutions were past due as at 30 September 2008 or 30 September 2007.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(iii) Impaired financial assets

The breakdown of impaired loans and advances and associated impairment provisions are as follows:

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Impaired loans

Non-performing loans
Gross loans	191	139	148	99
Less: specific provisions	(45)	(34)	(38)	(28)
Net non-performing loans	146	105	110	71

Renegotiated loans
Gross loans	—	—	—	—
Less: specific provisions	—	—	—	—
Net renegotiated loans	—	—	—	—

Assets acquired through security enforcement
Gross loans	—	—	—	—
Less: specific provisions	—	—	—	—
Net assets acquired through security enforcement	—	—	—	—

Net total impaired assets	146	105	110	71

Fair value of collateral	146	105	110	71

Individually impaired loans and receivables

The following table presents an analysis of the gross balance, before taking into consideration collateral held, of individually impaired loans.

	Consolidated		Bank
	2008	2007	2008	2007
	$M	$M	$M	$M

Housing loans	36	55	20	32
Consumer loans	22	25	13	19
Commercial loans	133	59	115	48
	191	139	148	99

Renegotiated loans

Renegotiated loans are facilities whose terms have been renegotiated and would otherwise be classified as past due or impaired.  Renegotiation of customer loans is designed to maximise collection opportunities and, if possible, avoid foreclosure or repossession to maintain customer relationships.  Renegotiated loan policies and processes are maintained and are product specific.  At 30 September 2008, the Group had $Nil (2007: $Nil) and Bank $Nil (2007: $Nil) of renegotiated facilities.

Collateral and other credit enhancements obtained

The Group can obtain assets by taking possession of collateral held as security, or calling upon other credit enhancements.

Where a customer defaults on a facility, the associated security is usually held as mortgagee in possession and as a result, the Group does not usually hold real estate or other assets acquired through the enforcement of security.

Repossessed properties are sold as soon as practical, with the proceeds used to reduce or repay the outstanding loan balance.  Where excess funds are available after the debt has been repaid, they are available either for other lower priority secured lenders or are returned to the customer.

As at 30 September 2008, the carrying amount of collateral or other credit enhancement obtained totalled $Nil (30 September 2007: $Nil) on a consolidated basis, and $Nil (30 September 2007 $Nil) for the Bank.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

MARKET RISK

Market risk is the risk that movements in market risk factors such as interest rates and foreign exchange rates will reduce the Group’s income or the value of its portfolios.

Market Risk has two components: general and specific market risk.  General market risk is the potential for losses arising from the adverse movements in the general level of market factors such as foreign exchange rates, interest rates, exchange rate volatilities and interest rate volatilities.  Specific market risk is the potential for losses resulting from issuer specific factors.  In St.George’s case, specific market risk only relates to debt security positions.

The Group separates exposures to market risks into those arising from trading and non-trading portfolios.  Trading portfolios include those positions arising from market-making, proprietary position-taking and other designated marked to market positions.  Non-trading portfolios primarily arise from the interest rate management of the Group’s retail and commercial banking assets and liabilities.

The following sections discuss exposures to market risks on both trading and non-trading portfolios and the policies and processes employed to manage these risks.

Market risks on trading portfolios

Market risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including Value at Risk (VaR).  VaR is a statistical estimate of losses due to general market price movements, calculated at St.George to a 99% confidence level.  This means that losses greater than our VaR estimate should not occur more than once in 100 days on average.  In an extreme event, losses could well exceed the VaR amount.

St.George uses Monte Carlo simulation to calculate VaR.  This model takes into account relevant market variables.  It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR on trading portfolios by total room and by trading unit for the years ended 30 September 2008 and 30 September 2007.

	2008				2007
For the year ended 30 September ($’000)	Year end	Low	High	Average	Year end	Low	High	Average

Consolidated
Foreign exchange VaR	103	73	1,296	291	357	47	694	213
Domestic VaR	2,501	401	3,327	1,814	836	105	1,359	515
Total room risk	2,482	472	3,619	1,855	1,015	234	1,308	556

Bank
Foreign exchange VaR	103	73	1,296	291	357	47	694	213
Domestic VaR	2,501	401	3,327	1,814	836	105	1,359	515
Total room risk	2,482	472	3,619	1,855	1,015	234	1,308	556

Note:  The table above incorporates all options risk.  VaR is calculated at a 99% confidence interval for a one day holding period using end of day trading positions.

As part of the model validation process, actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis. Hypothetical profit and loss uses the same portfolio as the VaR estimate to test the predictive accuracy of the model.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes applying stop-loss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

VaR is an important guide to risk, however, it must be considered in light of its limitations:

•                  VaR uses the past as a predictor of the future.  Whilst the past is not always a good predictor of the future it is, however, the best available;

•                  For regulatory and economic capital, VaR is calculated using a 10 day holding period.  This assumes that all positions can be liquidated or hedged within 10 days;

•                  At a 99% confidence level, VaR does not provide information about the size of the losses that will occur on average 1 in 100 days; and

•                  VaR is calculated based upon close of business exposures, which may not reflect intra-day exposures.

Market risks on non-trading portfolios

Market risk on non-trading portfolios arises from a variety of sources, including mismatches between the repricing periods of assets and liabilities.  The principal objective of market risk management on non-trading portfolios is to minimise earnings fluctuations from volatility in movements in interest income while maximising shareholder value.

(i) Interest rate risk in non-trading activities

The principal risk to which non-trading portfolios are exposed is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.  Interest rate risk arises from a variety of sources including mismatches

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

between the repricing period of assets and liabilities.  As a result of these mismatches, movements in interest rates can affect current and future period expected net interest income or the value of the Group.

Interest rate risk is monitored by the Bank’s Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits commensurate with the Bank’s “risk appetite” and strategic objectives set by the Bank’s Asset and Liability Committee (ALCO) and overviewed by the Board Risk Management Committee.  The Balance Sheet Risk Management unit reports to ALCO at least monthly.

The Bank’s non-traded interest rate risk management system integrates risk parameters, product design, pricing policies and forecasts of the balance sheet and yield curve.  Key modelling assumptions are regularly reviewed to take into account both historical relationships and the current market environment.  Measures the Group uses to monitor and report the interest rate risk for non-trading portfolios include VaR, being a statistical estimate of losses due to general market price movements, calculated at St.George to a 99% confidence level.  This means that losses greater than our VaR estimate should not occur more than once in 100 days on average.  In an extreme event, losses could well exceed the VaR amount.

The VaR model assumes a certain “holding period” until positions can be closed (5 days).  It also assumes that market moves occurring over this holding period will follow a similar pattern to those that have occurred over 5-day periods in the past.  The Group’s assessment of past movements is based on data for the past 5 years.  The Group applies these historical changes in rates directly to its current positions – a method known as historical simulation.

To supplement VaR monitoring processes, the Group also utilises stress tests to provide an assessment of the impact of extreme events or market shocks, on both an earnings and value basis.

The following table provides VaR for interest rate risk on non-trading portfolios:

	2008				2007
For the year ended 30 September ($’000)	Year end	Low	High	Average	Year end	Low	High	Average

Consolidated
Domestic VaR	8,015	6,855	28,103	15,766	11,007	2,984	27,945	16,703

Bank
Domestic VaR	8,015	6,855	28,103	15,766	11,007	2,984	27,945	16,703

(ii) Foreign exchange risk in non-trading activities

The Group’s policy is to maintain a hedged position in relation to on-balance sheet foreign exchange positions.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

LIQUIDITY AND FUNDING RISK

Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its financial liabilities when they fall due without incurring unacceptable losses.  Liquidity risk can arise from mismatches in the timing of cash flows from financial transactions.

The objective of the Group’s liquidity risk management is to ensure that both the expected and unexpected current future cash flow and collateral needs can be met when due or required.

Management of liquidity risk

Liquidity is managed to policies and strategies determined by the Bank’s Asset and Liability Committee (ALCO) and overseen and approved by the Bank’s Board.  These include:

•                  maintaining a core of high quality and readily liquefiable securities;

•                  ensuring that there are significant amounts of committed term funding to complement retail funds;

•                  ensuring that there are significant and diversified funding lines in place to meet monthly obligations; and

•                  monitoring liquidity flows while quickly identifying any anomalies.

The Group’s liquidity management process is monitored by Risk Management and Compliance within our Institutional and Business Banking Division (IBB) and managed by the Head of Money Markets and includes:

•                  monitoring of future cash flows to ensure daily funding requirements can be satisfied;

•                  monitoring balance sheet liquidity ratios against internal and regulatory requirements; and

•                  managing the concentration and profile of debt maturities.

The daily liquidity position is monitored and regular liquidity stress testing is conducted under a variety of scenarios covering both normal and more severe market conditions.  All liquidity policies and procedures are subject to review by ALCO and approval by the Board. Risk Management & Compliance (IBB) monitors adherence to policy limits and is responsible to escalate any exceptions and remedial action taken per the Group’s policy and to provide a report to ALCO regularly.

Primary sources of funding

The Group’s strategy is to diversify its funding sources to ensure it has a stable funding base without over reliance on any individual market.

The Group’s retail funding, comprising transaction, fixed term and other deposits, represents a significant portion of the total funding base.  The Group focuses on ensuring a strong and stable retail funding base through a range of mechanisms including pricing strategies and product development.

The Group also accesses domestic and overseas wholesale funding markets for short term, medium term and securitisation funding.

Contractual undiscounted cash flows

The following table shows the cash flows payable by the Group on non-derivative financial liabilities and derivatives by remaining contractual maturities at balance sheet date.

The amounts disclosed for non-derivative liabilities are all contractual undiscounted cash flows, including both principal and future coupon payments, and will not agree directly to the amounts recognised in the balance sheet.

The amounts disclosed for trading derivatives are the amounts recognised within the balance sheet as a derivative asset, shown as an inflow, and a derivative liability, shown as an outflow.  Liquidity risk on these items is not managed on the basis of contractual maturity, since they are not held for settlement and will frequently be settled in the short term at fair value.  The amounts disclosed for hedging derivatives are based upon the contractual cash flows.

The Group does not use contractual undiscounted cash flows for the purposes of managing liquidity risk, instead using expected undiscounted cash flows, which varies significantly from the analysis shown.  For example, demand deposits from customers are expected to maintain a stable or increasing balance.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Cash flows payable under financial liabilities by remaining contractual maturity

	Consolidated
		Less than	Between 3 and	Between 1
	On demand	3 months	12 months	and 5 years	After 5 years	Total
	$M	$M	$M	$M	$M	$M

As at 30 September 2008

Non derivative liabilities
Deposits and other borrowings	(41,730)	(17,379)	(27,806)	(4,737)	(3)	(91,655)
Payables due to other financial institutions	(988)	(26)	(1)	(771)	—	(1,786)
Bank acceptances	—	(3,979)	(18)	—	—	(3,997)
Bonds and notes	(488)	(9,764)	(8,850)	(20,691)	(2,578)	(42,371)
Loan capital	(41)	(66)	(175)	(3,387)	(497)	(4,166)
	(43,247)	(31,214)	(36,850)	(29,586)	(3,078)	(143,975)
Derivatives
Trading
- inflow	—	1,604	—	—	—	1,604
- outflow	—	(1,232)	—	—	—	(1,232)
Hedging (1)
- inflow	—	2,139	5,771	17,169	1,884	26,963
- outflow	—	(2,255)	(5,708)	(17,481)	(1,861)	(27,305)
	—	256	63	(312)	23	30

Total	(43,247)	(30,958)	(36,787)	(29,898)	(3,055)	(143,945)

As at 30 September 2007

Non derivative liabilities
Deposits and other borrowings	(37,176)	(14,802)	(15,798)	(4,036)	(19)	(71,831)
Payables due to other financial institutions	(982)	(3)	—	(28)	—	(1,013)
Bank acceptances	—	(7,151)	(136)	—	—	(7,287)
Bonds and notes	(2,804)	(5,042)	(8,965)	(22,216)	(3,809)	(42,836)
Loan capital	(18)	(26)	(383)	(1,978)	(581)	(2,986)
	(40,980)	(27,024)	(25,282)	(28,258)	(4,409)	(125,953)
Derivatives
Trading
- inflow	—	927	—	—	—	927
- outflow	—	(1,252)	—	—	—	(1,252)
Hedging (1)
- inflow	—	1,405	4,759	15,929	2,712	24,805
- outflow	—	(1,721)	(5,414)	(18,082)	(3,027)	(28,244)
	—	(641)	(655)	(2,153)	(315)	(3,764)

Total	(40,980)	(27,665)	(25,937)	(30,411)	(4,724)	(129,717)

(1) Includes non-trading derivative transactions that are considered to be part of economic hedging relationships.

Loan commitments include amounts able to be advanced to customers on approved undrawn facilities and existing facilities.  The Group’s loan commitments have a contractual cash flow profile of $19,531 million (2007: $16,769 million) within one year and $6,693 million (2007: $5,733 million) after 1 year.  These loan commitments are not expected to be drawndown based upon these contractual maturities.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Cash flows payable under financial liabilities by remaining contractual maturity

	Bank
		Less than	Between 3 and	Between 1
	On demand	3 months	12 months	and 5 years	After 5 years	Total
	$M	$M	$M	$M	$M	$M

As at 30 September 2008

Non derivative liabilities
Deposits and other borrowings	(41,738)	(16,067)	(27,806)	(4,737)	(3)	(90,351)
Payables due to other financial institutions	(988)	(26)	(1)	(771)	—	(1,786)
Bank acceptances	—	(3,979)	(18)	—	—	(3,997)
Bonds and notes	(488)	(8,665)	(3,854)	(9,029)	(44)	(22,080)
Loan capital	(41)	(66)	(175)	(3,387)	(497)	(4,166)
	(43,255)	(28,803)	(31,854)	(17,924)	(544)	(122,380)
Derivatives
Trading
- inflow	—	1,559	—	—	—	1,559
- outflow	—	(1,233)	—	—	—	(1,233)
Hedging (1)
- inflow	—	1,181	3,472	10,716	607	15,976
- outflow	—	(1,192)	(3,178)	(10,638)	(545)	(15,553)
	—	315	294	78	62	749

Total	(43,255)	(28,488)	(31,560)	(17,846)	(482)	(121,631)

As at 30 September 2007

Non derivative liabilities
Deposits and other borrowings	(37,185)	(13,804)	(15,798)	(4,036)	(19)	(70,842)
Payables due to other financial institutions	(982)	(3)	—	(28)	—	(1,013)
Bank acceptances	—	(7,151)	(136)	—	—	(7,287)
Bonds and notes	(2,806)	(3,744)	(3,745)	(9,015)	—	(19,310)
Loan capital	(18)	(26)	(383)	(1,978)	(581)	(2,986)
	(40,991)	(24,728)	(20,062)	(15,057)	(600)	(101,438)
Derivatives
Trading
- inflow	—	832	—	—	—	832
- outflow	—	(1,158)	—	—	—	(1,158)
Hedging (1)
- inflow	—	367	2,353	9,540	543	12,803
- outflow	—	(489)	(2,462)	(10,344)	(587)	(13,882)
	—	(448)	(109)	(804)	(44)	(1,405)

Total	(40,991)	(25,176)	(20,171)	(15,861)	(644)	(102,843)

(1) Includes non-trading derivative transactions that are considered to be part of economic hedging relationships.

Loan commitments include amounts able to be advanced to customers on approved undrawn facilities and existing facilities.  The Bank’s loan commitments have a contractual cash flow profile of $21,231 million (2007: $18,561 million) within one year and $5,465 million (2007: $4,327 million) after 1 year.  These loan commitments are not expected to be drawndown based upon these contractual maturities.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 41: DERIVATIVES

DEFINITION

A derivative is a financial instrument that provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.  Derivatives are carried at fair value and shown in the balance sheet as assets and liabilities.  Derivative assets and liabilities on different transactions are only set-off if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis.

Common derivatives used by the Group are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

Swaps

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium upfront to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

Futures

A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price.  Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

Forwards

A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

OBJECTIVES FOR HOLDING DERIVATIVE INSTRUMENTS

The consolidated entity makes use of the derivatives market both for trading purposes and to manage balance sheet risk.

Trading

Derivatives held for trading include those used in proprietary trading activities and servicing selected client needs, and those instruments that are used for risk management purposes but which for various reasons do not meet the criteria for the application of hedge accounting.  Gains and losses from changes in the fair value of “trading derivatives” are reported in “trading income” and those relating to “non-qualifying” hedging derivatives are reported in “non-trading derivatives”.  Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current fair value, which represents a small portion of the notional amount.

Hedging

Derivatives provide protection to income streams in a volatile financial environment.  Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with changes in foreign exchange, interest or other market rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The Group’s objective when entering the derivative market for asset and liability management purposes is to protect future income streams in light of uncertain economic variables.  The core operations of the Group are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

The accounting treatment of hedging derivatives varies according to whether they are fair value or cash flow hedges.

Fair value hedges

Fair value hedges consist of cross currency and interest rate swaps used to protect against changes in the fair value of foreign denominated debt issues.  Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged item that are attributable to the hedged risk.

The net fair value of the Group’s cross currency and interest rate swaps was an asset of $499 million at 30 September 2008 (30 September 2007: liability of $2,002 million).  The Group’s gains on these hedging instruments were $2,501 million (30 September 2007: loss of $1,812 million) and the loss on the hedged items attributable to the hedged risk were $2,519 million (30 September 2007: gain of $1,817 million).

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The net fair value of the Bank’s cross currency and interest rate swaps was an asset of $713 million at 30 September 2008 (30 September 2007: liability of $547 million).  The Bank’s gains on these hedging instruments were $1,260 million (30 September 2007: loss of  $722 million) and the loss on the hedged items attributable to the hedged risk were $1,268 million (30 September 2007: gain of $724 million).

Cash flow hedges

Cash flow hedges represent interest rate swaps used to protect against the variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be refunded or invested in the future.

The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial asset and liability on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.  The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity.  The gain or loss relating to the ineffective portion is recognised immediately in the income statement.  This represents the amount by which the changes in the fair value of the expected cash flow of the derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.

Amounts from the cash flow hedge reserve are transferred to the income statement when the cash flows on the hedged item are recognised in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the remaining term of the original hedge.  Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in the income statement.

The Group’s interest rate swaps with an aggregate notional principal amount of $40,601 million (30 September 2007: $29,353 million) and a net fair value asset of $227 million (30 September 2007: asset of $158 million) were designated as hedges of future cash flows from floating rate non-trading assets, loans and other receivables, customer deposits and wholesale borrowings.  The ineffectiveness recognised in the income statement arising from these cash flow hedges was $Nil for the 2008 year (2007 year: $Nil).

The Bank’s interest rate swaps with an aggregate notional principal amount of $40,601 million (30 September 2007: $29,353 million) and a net fair value asset of $227 million (30 September 2007: asset of $158 million) were designated as hedges of future cash flows from floating rate non-trading assets, loans and other receivables, customer deposits and wholesale borrowings.  The ineffectiveness recognised in the income statement arising from these cash flow hedges was $Nil for the 2008 year (2007 year: $Nil).

There were no transactions for which cash flow hedge accounting had to be ceased in 2008 or 2007 as a result of the highly probable cash flows no longer being expected to occur.

STRATEGIES FOR ACHIEVING OBJECTIVES OF HOLDING DERIVATIVE INSTRUMENTS

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk.  In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency swaps are employed.

For all activities, the Group monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected balance sheet.  The Group also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO, which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required).  Where an on-balance sheet solution cannot be employed to position the Balance Sheet effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the Group for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the Group’s overall risk management policies.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

HOLDINGS OF DERIVATIVE INSTRUMENTS

The following table provides an overview of exchange rate and interest rate derivatives as at 30 September.

	Consolidated
	2008				2007
	Notional	Fair value			Notional	Fair value
$M	amount	Assets	Liabilities	Net	amount	Assets	Liabilities	Net

Derivatives held for trading
Futures	23,885	1	—	1	6,950	—	—	—
Forward rate agreements	34,412	11	(10)	1	29,469	3	(1)	2
Interest rate swaps	108,018	834	(835)	(1)	71,827	382	(356)	26
Interest rate options	2,317	—	(57)	(57)	537	3	(10)	(7)
Foreign exchange	18,954	657	(230)	427	23,048	410	(687)	(277)
Cross currency swaps	1,056	61	(68)	(7)	2,323	102	(171)	(69)
Foreign exchange options	1,565	40	(32)	8	2,388	27	(27)	—
	190,207	1,604	(1,232)	372	136,542	927	(1,252)	(325)
Derivatives held for cash flow hedging
Interest rate swaps	40,601	564	(337)	227	29,353	236	(78)	158
	40,601	564	(337)	227	29,353	236	(78)	158
Derivatives held for fair value hedging
Interest rate swaps	1,351	34	(4)	30	1,556	5	(14)	(9)
Cross currency swaps	24,843	1,187	(718)	469	22,899	103	(2,096)	(1,993)
	26,194	1,221	(722)	499	24,455	108	(2,110)	(2,002)

Total derivatives	257,002	3,389	(2,291)	1,098	190,350	1,271	(3,440)	(2,169)

	Bank

Derivatives held for trading
Futures	23,885	1	—	1	6,950	—	—	—
Forward rate agreements	34,412	11	(10)	1	29,469	3	(1)	2
Interest rate swaps	138,012	789	(836)	(47)	71,827	382	(356)	26
Interest rate options	2,317	—	(57)	(57)	537	3	(10)	(7)
Foreign exchange	18,954	657	(230)	427	23,048	410	(687)	(277)
Cross currency swaps	1,056	61	(68)	(7)	1,916	7	(77)	(70)
Foreign exchange options	1,565	40	(32)	8	2,388	27	(27)	—
	220,201	1,559	(1,233)	326	136,135	832	(1,158)	(326)
Derivatives held for cash flow hedging
Interest rate swaps	40,601	564	(337)	227	29,353	236	(78)	158
	40,601	564	(337)	227	29,353	236	(78)	158
Derivatives held for fair value hedging
Interest rate swaps	1,351	34	(4)	30	1,556	5	(14)	(9)
Cross currency swaps	14,912	853	(170)	683	12,327	81	(619)	(538)
	16,263	887	(174)	713	13,883	86	(633)	(547)

Total derivatives	277,065	3,010	(1,744)	1,266	179,371	1,154	(1,869)	(715)

The notional amounts for derivatives do not represent assets or liabilities on the balance sheet, but represent the basis for calculating net amounts from underlying reference rates.  The Group’s exposure to counterparty risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the Group’s primary reason for holding derivatives is for balance sheet hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality.  The Group’s credit policy and procedures ensures that exposures to counterparty risks are constantly monitored, and credit risk concentration to any individual counterparty is limited through risk limits approved by the Board.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

NOTE 42: FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures provide an analysis of the fair value of financial instruments.  The fair values provided are stated at a specific date and may be significantly different to amounts paid or received on maturity of the financial instruments.  As a result, the fair value shown does not reflect the value of these financial instruments to the Group on a going concern basis.

Fair value represents the amount for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties.  The value of the Group’s relationship with customers together with non-financial instruments is not included in the disclosure below.

Quoted market prices are used as the measure of net fair value.  Where quoted market prices are not available, fair values are based on valuation techniques based upon observable market data.  The fair value of short-term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of fair value are subjective and involve the exercise of judgement.  Changes in assumptions used could have a material impact on the amounts disclosed.  As a result, it is difficult to make reasonable comparisons of the Group to other financial institutions due to the wide range of valuation techniques and numerous estimates that must be made.

	Consolidated				Bank
	Carrying value		Fair value		Carrying value		Fair value
	2008	2007	2008	2007	2008	2007	2008	2007
	$M	$M	$M	$M	$M	$M	$M	$M

Financial assets

Cash and liquid assets	2,672	2,081	2,672	2,081	2,672	2,081	2,672	2,081

Assets at fair value through the profit and loss
Assets at fair value through the income statement	15,605	11,339	15,605	11,339	15,676	11,450	15,676	11,450
Derivative assets	3,389	1,271	3,389	1,271	3,010	1,154	3,010	1,154
	18,994	12,610	18,994	12,610	18,686	12,604	18,686	12,604

Available for sale investments	2,810	929	2,810	929	2,210	1	2,210	1

Loans and receivables
Receivables due from other financial institutions	305	1,244	305	1,244	185	625	185	625
Loans and other receivables	97,721	89,884	98,232	89,692	77,415	65,878	77,731	65,766
Bank acceptances of customers	22,263	16,343	22,263	16,343	22,263	16,343	22,263	16,343
Receivables from controlled entities	—	—	—	—	4,309	4,737	4,505	4,657
	120,289	107,471	120,800	107,279	104,172	87,583	104,684	87,391

Total financial assets	144,765	123,091	145,276	122,899	127,740	102,269	128,252	102,077

Financial liabilities

Financial liabilities at amortised cost
Deposits and other borrowings	90,201	70,803	90,246	70,788	90,213	70,476	90,258	70,461
Payables due to other financial institutions	1,786	1,013	1,786	1,013	1,786	1,013	1,786	1,013
Bank acceptances	3,970	6,348	3,970	6,348	3,970	6,348	3,970	6,348
Amounts payable to controlled entities	—	—	—	—	1,460	995	1,460	995
Bonds and notes	37,760	34,971	37,332	34,973	21,160	17,024	21,326	17,026
Loan capital	3,245	2,231	3,221	2,232	3,245	2,231	3,221	2,232
	136,962	115,366	136,555	115,354	121,834	98,087	122,021	98,075
Financial liabilities at fair value through the profit and loss
Derivative liabilities	2,291	3,440	2,291	3,440	1,744	1,869	1,744	1,869

Total financial liabilities	139,253	118,806	138,846	118,794	123,578	99,956	123,765	99,944

The following approach has been adopted in determining the fair value for those financial instruments that are not recognised at fair value within the balance sheet.

Cash and liquid assets, receivables from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, receivables due from other financial institutions and bank acceptances of customers approximate their fair value as they are short term in nature or are receivable on demand.

Loans and other receivables

The carrying value of loans and other receivables is net of specific and collective provisions for doubtful debts and unearned income.  For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of fair value.  The fair value of fixed rate loans was calculated by discounting the expected future cash flows using current market rates.

For impaired assets the fair value is calculated by discounting expected future cash flows over the time period they are expected to be recovered.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Deposits and other borrowings

The fair value of at call and variable rate deposits is the carrying value at 30 September.  For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate fair values.

Payables due to other financial institutions

The carrying value of balances due to other financial institutions is considered to approximate their fair value, as they are short term in nature or receivable on demand.

Bonds and notes and loan capital

The fair value of bonds and notes and loan capital was calculated based on quoted market prices at 30 September.  Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

NOTE 43: CAPITAL MANAGEMENT

The objective of the Group’s capital risk management framework is to maximise the return on capital for shareholders through the optimal use of capital whilst maintaining a strong level of capital to provide a firm foundation for current and future business growth.

The process for assessment and management of capital has the following objectives:

•                  To comply with regulatory minimum capital requirements;

•                  To satisfy internal capital targets and maintain a strong level of capital to support business requirements;

•                  To satisfy Ratings Agencies expectations; and

•                  To achieve shareholder performance which compares favourably with competitors (both in terms of dividends and share price).

The Group’s capital management and planning is undertaken through the Board of Directors approved Internal Capital Adequacy Assessment Process (“ICAAP”).  The Board of Directors has delegated responsibility for monitoring compliance and management of the Group’s capital to the Board Risk Management Committee (“BRMC”) and the Group’s Asset and Liability Committee (“ALCO”).

To ensure the Board’s and key stakeholders’ capital adequacy and capital management goals are achieved capital target ranges are used to appropriately balance the return versus risk elements of the Group’s operations.  The Group carries out regular assessments of the amounts, types and distribution of financial resources, capital resources and internal capital that the Group considers adequate to cover the nature and level of the risks to which the Group is exposed.  In addition, the Group conducts stress and scenario tests, and ensures that the processes and strategies used within the Group are appropriate to the nature and complexity of its operations.

The Group’s planning cycle formally assesses the planned risk and underlying capital demand, including quarterly reassessments during the year, against targets. A key part of capital management is in respect of quantifying and reviewing the Economic Capital performance in terms of target returns on products, lines of business and divisions’ required demand for capital.

Under the ICAAP, the Group manages capital through ensuring capital ‘demand’ and capital ‘supply’ are appropriately balanced in terms of ‘return on equity’ and internal target ratios, under both planned and unplanned scenario assumptions.  The Group also has in place a process to regularly monitor compliance and performance to capital adequacy plans, limits and targets through monthly ICAAP reporting.

Regulatory Capital

The Australian Prudential Regulation Authority (APRA) regulates and classifies St.George as a locally owned and incorporated diversified “Australian Deposit-taking Institution” (“ADI”).  The Group is subject to external minimum capital requirements determined by APRA.  The Group currently reports to APRA under the prudential requirements of Basel I.

Capital adequacy and the use of regulatory capital are monitored by the Group’s management based upon the applicable guidelines implemented by APRA for supervisory purposes.  Capital adequacy information is reported on a monthly basis to the Board and on a quarterly basis to APRA.

Regulatory capital requirements are measured at two levels within the Group.  The Bank is reported as “Level 1”.  The Bank and its controlled entities, less certain controlled entities which are “deconsolidated” for APRA reporting purposes, for example insurance, funds management and special purpose entities, are together reported as “Level 2”.  APRA’s new concept of Extended Licensed Entity (“ELE”) will apply to the Group’s capital ratios from 1 January 2009.  This will require certain controlled entities that satisfy the definition of an extended licensed entity to be included with the Bank for the purposes of “Level 1” regulatory reporting.

APRA requires ADIs to maintain a minimum ratio of total capital to risk-weighted assets, on both a consolidated group and stand-alone basis, of 8% (of which at least 4% should be Tier 1 capital).  APRA may vary an individual bank’s capital requirement. APRA requires a minimum risk weighted total capital adequacy ratio of 9.50% and a minimum risk weighted Tier 1 capital adequacy ratio of 6.25%, for both the Group (Level 2) and the Bank (Level 1). APRA expects the Bank to manage capital consistent with its agreed internal target ratios for both the Bank and the Group. APRA’s prior consent is required before the capital target is changed.  During the year, the Group complied with APRA’s minimum capital requirements at all times.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

The Group’s regulatory capital is divided into two tiers:

•                  Tier 1 capital: share capital (net of any treasury shares), retained earnings, reserves created by appropriations of retained earnings, and innovative and non-innovative Tier 1 capital instruments.  The book values of goodwill and intangible assets are deducted, together with expected net dividends, in arriving at Tier 1 capital; and

•                  Tier 2 capital: qualifying subordinated loan capital, the combined amount of the eligible portion of the collective loan provision and the general reserve for credit losses and unrealised gains arising on the fair valuation of equity instruments held as available for sale.

Investments in associates are deducted from Tier 1 and Tier 2 capital to arrive at the regulatory capital.

Various limits are applied to elements of the capital base.  The amount of Residual Tier 1 capital and Innovative Tier 1 capital cannot exceed 25 per cent and 15 per cent of Tier 1 capital less deductions (“net Tier 1 capital”) respectively, qualifying Tier 2 capital cannot exceed Tier 1 capital and qualifying term subordinated loan capital may not exceed 50 per cent of Tier 1 capital.

The risk-weighted assets are measured by means of a hierarchy of five risk weights classified according to the nature of — and reflecting an estimate of credit, market and other risks associated with — each asset and counterparty, taking into account any eligible collateral or guarantees.  A similar treatment is adopted for off-balance sheet exposure, with some adjustments to reflect the more contingent nature of the potential losses.

Capital adequacy has been calculated in accordance with APRA’s AIFRS regulatory requirements that applied from 1 July 2006.  The Group’s regulatory capital position calculated in accordance with APRA’s regulatory requirements is disclosed in “Supplementary Information – Capital Adequacy”.

The Basel Committee on Banking Supervision has published Basel II, which replaced the 1988 Basel Capital Accord.  The objective of the Basel II Framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.

The Basel II capital framework was introduced by APRA on 1 January 2008.  The Basel II Framework is based on three “pillars”. Pillar One covers the capital requirements for banks, Pillar Two covers the supervisory review process and Pillar Three relates to market disclosure.  The Basel II Framework contains capital requirements for both credit, operational and market risk and allows a choice between three approaches.  The Group has applied to APRA for accreditation as an Advanced model applicant.

Implementation of the Advanced Internal Ratings Based Approach (“AIRB”) for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk were implemented in Australia from January 1, 2008.  The Group is working closely with APRA through the accreditation process.  APRA has also introduced a requirement to calculate a capital charge for Interest Rate Risk in the Banking Book (“IRRBB”).  As an Advanced model applicant for Basel II, APRA requires the Group to apply for IRRBB accreditation.

As the Group progresses with its Basel II accreditation, as an interim measure, the Group will adopt the Basel II Standardised Approach from 1 January 2009.

NOTE 44: RELATED PARTIES

KEY MANAGEMENT PERSONNEL COMPENSATION

Compensation for all key management personnel including the Bank’s Managing Director and Non-Executive Directors of the Bank is shown in the following table.

	Consolidated		Bank
	2008	2007	2008	2007
	$ ‘000	$ ‘000	$ ‘000	$ ‘000

Short term employee benefits	12,934	13,352	10,185	10,918
Other long term benefits	225	190	186	155
Post employment benefits	314	212	263	187
Share based payments	3,390	1,829	2,695	1,541
	16,863	15,583	13,329	12,801

The key management personnel receive no compensation in relation to the management of the Bank.  The compensation disclosed above represents an allocation of the key management personnel’s estimated compensation from the Group in relation to their services rendered to the Bank.

Information regarding individual Directors’ and Executives’ compensation and some equity instrument disclosures as permitted by Corporations Act and Corporations Regulation 2M.3.03 are provided in the Remuneration Report section of the Directors’ Report.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL

(i)                                    Options and Awards provided as remuneration and shares issued on exercise of such options and awards

Details of options and awards provided as remuneration and shares issued on the exercise of such options and awards, together with their terms and conditions, can be found in the Remuneration Report.

(ii)          Option holdings of key management personnel and their related parties

All options refer to options over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Executive Option Plan.

The following tables set out the movement during the financial year in the number of options over ordinary shares in the Bank held directly, indirectly or beneficially, by each key management person, including their related parties.

	For the year ended 30 September 2008
		Options	Options
		granted as	exercised			No. of options	No. of options
	No. of options	compensation	during the		No. of options	vested in the	vested and
	held at 1 Oct	in the current	current		held at 30	current	exercisable at
Name	2007	financial year	financial year	Other changes	Sept 2008(a)	financial year	30 Sept 2008(a)

Executive Director
P Fegan	208,566	148,018	—	—	356,584	65,922	172,070

Executives
G Bartlett	188,022	23,265	(51,838)	—	159,449	78,346	78,346
M Cameron	19,949	77,547	—	—	97,496	8,241	8,241
R Chapman	142,530	32,312	(66,579)	—	108,263	49,883	49,883
G Lloyd	—	15,511	—	—	15,511	—	—
L Matheson	—	18,419	—	—	18,419	—	—
B Wright	212,341	13,572	—	—	225,913	68,579	169,763

Former
P Clare (b)	300,829	—	(160,417)	(140,412)	—	—	—

(a) Does not include options held by executives who ceased to be a KMP during the year.

(b) Mr Clare resigned on 31 December 2007 and forfeited 140,412 options.

	For the year ended 30 September 2007
		Options	Options
		granted as	exercised			No. of options	No. of options
	No. of options	compensation	during the		No. of options	vested in the	vested and
	held at 1 Oct	in the current	current		held at 30	current	exercisable at
Name	2006	financial year	financial year	Other changes	Sept 2007(a)	financial year	30 Sept 2007(a)

Former Executive Director
G P Kelly (b)	1,000,000	—	(625,000)	(375,000)	—	125,000	—

Executives
G Bartlett	169,524	75,046	(56,548)	—	188,022	71,112	51,838
M Cameron	—	19,949	—	—	19,949	—	—
R Chapman	177,608	26,803	(61,881)	—	142,530	53,987	66,579
P Clare	315,399	57,535	(72,105)	—	300,829	83,826	160,417
P Fegan	171,042	37,524	—	—	208,566	69,096	106,148
B Wright	191,692	43,777	(23,128)	—	212,341	66,286	101,184

Former
D Gall	115,676	53,604	(15,786)	(153,494)	—	41,676	—
J Loebenstein	92,459	21,443	—	(113,902)	—	34,046	—
S McKerihan	174,099	37,524	(72,542)	(139,081)	—	9,362	—

(a) Does not include options held by executives who ceased to be a KMP during the year.

(b) Mrs Kelly resigned on 24 August 2007 and forfeited 250,000 options.

No options held by key management personnel are vested but not exercisable at 30 September 2007 or 2008.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(iii)         Awards held by key management personnel and their related parties

All awards refer to rights over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Performance Plan or Reward Plan.

The following tables set out the movement during the financial year in the number of rights over ordinary shares of the Bank, held directly, indirectly or beneficially, by each key management person, including their related parties.

	For the year ended 30 September 2008
		Awards
		granted as	Awards			Number of	Number of
	Number of	compensation	exercised		Number of	awards vested	awards vested
	awards held at	in the current	during the		awards held at	in the financial	and exercisable
Name	1 Oct 2007	financial year	financial year	Other changes	30 Sept 2008(a)	year	at 30 Sept 2008(a)

Executive Director
P Fegan	56,885	26,258	(10,531)	—	72,612	13,255	13,229

Executives
G Bartlett	38,683	13,735	(8,285)	—	44,133	9,287	9,261
M Cameron	120,142	31,325	(37,983)	—	113,484	39,386	1,403
R Chapman	26,151	8,001	(4,631)	—	29,521	6,577	6,551
G Lloyd	18,426	8,744	(8,208)	—	18,962	6,934	6,908
L Matheson	—	5,346	—	—	5,346	—	—
P Newham	12,752	2,416	(26)	—	15,142	5,190	8,994
B Wright	14,611	6,674	(2,356)	—	18,929	2,940	2,914

Former
P Clare (b)	22,028	26	(2,976)	(19,078)	—	—	—

(a) Does not include awards held by executives who ceased to be a KMP during the year.

(b) Mr Clare resigned on 31 December 2007 and forfeited 19,078 awards.

	For the year ended 30 September 2007
		Awards
		granted as	Awards			Number of	Number of
	Number of	compensation	exercised		Number of	awards vested	awards vested
	awards held at	in the current	during the		awards held at	in the financial	and exercisable
Name	1 Oct 2006	financial year	financial year	Other changes	30 Sept 2007(a)	year	at 30 Sept 2007(a)

Former Executive Director
G P Kelly (b)	70,239	18,507	(14,400)	(74,346)	—	14,400	—

Executives
G Bartlett	33,731	11,660	(6,708)	—	38,683	9,208	8,259
M Cameron	—	120,142	—	—	120,142	—	—
R Chapman	19,034	10,869	(3,752)	—	26,151	5,235	4,605
P Clare	15,611	9,416	(2,999)	—	22,028	3,715	2,950
P Fegan	44,972	21,206	(9,293)	—	56,885	12,209	10,505
B Wright	11,113	5,783	(2,285)	—	14,611	2,911	2,330

Former
D Gall	16,577	10,701	(3,923)	(23,355)	—	2,962	—
J Loebenstein	27,154	9,282	(29)	(36,407)	—	8,127	—
S McKerihan	40,937	15,537	(9,999)	(46,475)	—	2,431	—

(a) Does not include awards held by executives who ceased to be a KMP during the year.

(b) Mrs Kelly resigned on 24 August 2007 and forfeited 41,439 awards.

No awards held by key management personnel are vested but not exercisable at 30 September 2007 or 2008.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

(iv)             Equity Holdings of key management personnel and their related parties

The following tables set out the movement during the financial year in the number of ordinary shares, SAINTS, CPS I and CPS II of St.George Bank Limited held directly, indirectly or beneficially, by each key management person, including their personally related entities.

		Movements during the year
	Held at		Exercise of	Exercise of		Other	Held at
	1 Oct 2007	Purchases	Options	Rights	Sales	Changes	30 Sep 2008 (1)
Shares
Directors
P A Fegan	209,436	—	—	10,531	—	—	219,967
J S Curtis (2)	22,541	2,754	—	—	—	—	25,295
T J Davis	17,165	5,705	—	—	—	—	22,870
R A F England	5,258	481	—	—	—	—	5,739
P J O Hawkins	8,660	2,956	—	—	—	—	11,616
R Holliday-Smith	2,500	—	—	—	—	—	2,500
P D R Isherwood AO	32,000	202	—	—	—	—	32,202
L B Nicholls AO	7,450	1,547	—	—	—	—	8,997
G J Reaney	48,863	2,405	—	—	—	—	51,268
	353,873	16,050	—	10,531	—	—	380,454
Former Directors
J M Thame (3)	150,216	202	—	—	—	(150,418)	—
	504,089	16,252	—	10,531	—	(150,418)	380,454
Executives
G Bartlett	659,021	—	51,838	8,285	(7,462)	—	711,682
M Cameron	—	—	—	37,983	(37,983)	—	—
R Chapman	115,256	—	66,579	4,631	(65,000)	—	121,466
G Lloyd	34,149	2,296	—	8,208	—	—	44,653
P Newham	—	208	—	26	—	—	234
B Wright	146,840	—	—	2,356	—	—	149,196
	955,266	2,504	118,417	61,489	(110,445)	—	1,027,231
Former executive
P Clare (3)	95,921	202	160,417	2,976	(90,000)	(169,516)	—
	1,051,187	2,706	278,834	64,465	(200,445)	(169,516)	1,027,231
SAINTS
Directors
J S Curtis	318	—	—	—	—	—	318
P D R Isherwood AO	263	—	—	—	—	—	263
	581	—	—	—	—	—	581
CPS I
Directors
T J Davis	5,000	—	—	—	—	—	5,000
P D R Isherwood AO	1,000	—	—	—	—	—	1,000
	6,000	—	—	—	—	—	6,000
CPS II
Directors
P D R Isherwood AO	—	1,165	—	—	—	—	1,165
P J O Hawkins	—	2,000	—	—	—	—	2,000
	—	3,165	—	—	—	—	3,165
Former director
J M Thame (3)	—	165	—	—	—	(165)	—
	—	3,330	—	—	—	(165)	3,165

(1) Does not include shares held by Directors or Executives who ceased to be a KMP during the year.

(2) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

(3) Mr Thame retired as a Director on 1 July 2008 and Mr Clare resigned on 31 December 2007.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

		Movements during the year
	Held at		Exercise of	Exercise of		Other	Held at
	1 Oct 2006	Purchases	Options	Rights	Sales	Changes	30 Sep 2007 (1)
Shares
Directors
J M Thame	150,216	—	—	—	—	—	150,216
J S Curtis (2)	22,541	—	—	—	—	—	22,541
T J Davis	11,623	5,542	—	—	—	—	17,165
R A F England	2,601	2,657	—	—	—	—	5,258
P J O Hawkins	—	8,660	—	—	—	—	8,660
R Holliday-Smith	—	2,500	—	—	—	—	2,500
P D R Isherwood AO	27,948	4,052	—	—	—	—	32,000
L B Nicholls AO	5,819	1,631	—	—	—	—	7,450
G J Reaney	47,516	1,347	—	—	—	—	48,863
	268,264	26,389	—	—	—	—	294,653
Former Director
G P Kelly (3)	525,000	—	625,000	14,400	—	(1,164,400)	—
	793,264	26,389	625,000	14,400	—	(1,164,400)	294,653
Executives
G Bartlett	595,765	—	56,548	6,708	—	—	659,021
R Chapman	49,623	—	61,881	3,752	—	—	115,256
P Clare	20,817	—	72,105	2,999	—	—	95,921
P Fegan	225,728	—	—	9,293	(25,585)	—	209,436
B Wright	121,427	—	23,128	2,285	—	—	146,840
	1,013,360	—	213,662	25,037	(25,585)	—	1,226,474
Former Executives
D Gall (4)	36,088	—	15,786	3,923	—	(55,797)	—
J Loebenstein (5)	332,571	—	—	29	—	(332,600)	—
S McKerihan (6)	450,111	—	72,542	9,999	—	(532,652)	—
	818,770	—	88,328	13,951	—	(921,049)	—
SAINTS
Directors
J S Curtis	318	—	—	—	—	—	318
P D R Isherwood AO	263	—	—	—	—	—	263
	581	—	—	—	—	—	581
Former Directors
GP Kelly (3)	208	—	—	—	—	(208)	—
	789	—	—	—	—	(208)	581
CPS
Directors
T J Davis	—	5,000	—	—	—	—	5,000
P D R Isherwood AO	—	1,000	—	—	—	—	1,000
	—	6,000	—	—	—	—	6,000

(1) Does not include shares held by Directors or Executives who ceased to be a KMP during the year.

(2) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

(3) Mrs G P Kelly resigned on 24 August 2007.

(4) Mr Gall ceased to be a direct report of the Managing Director from 16 July 2007.

(5) Mr Loebenstein retired from the Group Executive from 2 April 2007.

(6) Mr McKerihan resigned on 13 July 2007.

Key management personnel and their related parties received dividends on these equity instruments on conditions that are no more favourable than other equity holders.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

LOANS TO KEY MANAGEMENT PERSONNEL

Details regarding the aggregate of loans made, guaranteed or secured to key management personnel and their related parties, and the number of individuals are as follows:

		Opening balance	Closing balance	Interest Charged	Interest Not Charged	Number in Group at 30 Sept
		$ ‘000	$ ‘000	$ ‘000	$ ‘000
Total for key management personnel	2008	21,012	22,939	1,980	12	9
	2007	17,893	21,012	1,597	11	6

Total for other related parties	2008	—	—	—	—
	2007	805	—	31	—

Total for key management personnel and their related parties	2008	21,012	22,939	1,980	12	9
	2007	18,698	21,012	1,628	11	6

Details of loans to key management personnel and their related parties, where the individual’s loan(s) balances exceeded $100,000 at any time during the year are as follows:

	For the year ended 30 September 2008
Name	Balance at 1 Oct 2007	Balance at 30 Sept 2008	Highest Balance During the Year	Interest Charged	Interest Not Charged
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Director
L B Nicholls AO	393	330	560	35	—

Executives
P Fegan	5,701	5,021	13,401	480	—
G Bartlett	7,485	8,885	11,609	732	12
M Cameron	—	256	320	12	—
R Chapman	5,030	5,625	7,539	461	—
G Lloyd (1)	—	2,420	2,725	162	—
L Matheson (1)	—	154	167	3	—
P Newham (1)	—	132	147	4	—
B Wright	—	116	330	9	—

Former Executives
P Clare (2)	2,344	—	6,388	82	—

(1) Mr Lloyd, Mr Matheson and Mr Newham were appointed Group Executives during the current year.

(2) Mr Clare resigned on 31 December 2007.

	For the year ended 30 September 2007
	Balance at	Balance at	Highest Balance		Interest Not
Name	1 Oct 2006	30 Sept 2007	During the Year	Interest Charged	Charged
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Director
L B Nicholls AO	343	393	393	54	—

Executives
G Bartlett	4,517	7,485	8,826	411	11
R Chapman	1,097	5,030	5,233	226	—
P Clare	743	2,344	2,534	143	—
P Fegan	5,179	5,701	5,730	372	—

Former Executives
D Gall(1)	823	—	1,830	96	—
J Loebenstein (2)	3,647	—	5,646	130	—
S McKerihan (3)	1,791	—	3,545	192	—

(1) Mr Gall ceased to be a direct report of the Managing Director from 16 July 2007.

(2) Mr Lobeinstein retired from the Group Executive from 2 April 2007.

(3) Mr McKerihan resigned on 13 July 2007.

No loans to specified executives or specified Directors have been guaranteed or secured against the assets of any entities in the Group.  No amounts have been written down or provided for as the loans are considered fully performing.  With the exception of an interest free loan to Mr G Bartlett of $140,785 that was advanced in 1989, all loans provided by the Bank to key management personnel are made in the ordinary course of business on an arms length basis and are entered into under normal terms and conditions consistent with those offered by the Bank to its customers.  For loans that have loan interest offset facilities, the interest charged that is disclosed above is calculated after the offset.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

OTHER TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES

All other transactions with key management personnel (including their related parties) were conducted on an arms-length basis in the ordinary course of business and on normal terms and conditions for customers, employees or suppliers.  These transactions were trivial or domestic in nature and consisted principally of normal personal banking and deposit transactions or the provision of financial, utility or postal services.

The Bank has agreements with certain Non-Executive Directors providing for benefits to be paid on their retirement or death.  The maximum benefit payable is disclosed in the Remuneration Report.

The Bank has agreements with key management personnel providing for termination payments in certain circumstances.  Details of these service contracts are disclosed in the Remuneration Report.

CONTROLLED ENTITIES

The Bank’s aggregate investment in amounts receivable from and amounts due to controlled entities is disclosed in the balance sheet of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 2 and 3.

NOTE 45: EVENTS SUBSEQUENT TO BALANCE DATE

DIVIDENDS

On 29 October 2008, the Directors declared a final dividend of 94 cents per ordinary share and a special dividend of 31 cents per ordinary shares, amounting to $708 million.  These dividends have not been brought to account in the Group’s financial statements for the year ended 30 September 2008.

MERGER

In May 2008, Westpac and St.George announced a proposed merger of the two entities.  Under the terms of the proposed merger, holders of St.George ordinary shares would receive 1.31 Westpac ordinary shares for each St.George ordinary share held.  The proposed merger would be implemented via a court-approved scheme of arrangement.

The Board of St.George has unanimously recommended the proposed merger to shareholders subject to no superior proposal emerging.

The proposed merger is subject to various conditions, including the receipt of all necessary regulatory approvals, approval by St.George’s shareholders of the merger and of the change to the Bank’s constitution to allow a shareholder to hold more than 10% of the Bank’s shares, court approval of the merger and other customary conditions, such as no material adverse change in either party and no prescribed occurrences by either party.

St.George shareholders will be asked to vote on the proposed merger and constitutional change at the Bank’s share scheme meeting and the extraordinary general meeting respectively to be held on 13 November 2008.

The independent expert, Grant Samuel, considers the merger proposal to be “fair” and “reasonable” and has therefore concluded that, in its opinion, the merger proposal is in the best interests of shareholders, in the absence of a superior proposal.

GOVERNMENT GUARANTEE SCHEMES IN AUSTRALIA

The Australian Government announced on 12 October 2008 that it would guarantee the deposits in eligible Australian ADIs (including St.George) for a period of three years from 12 October 2008.  The deposit guarantee applies to deposits held in eligible ADIs (including foreign branches of eligible ADIs) by all types of legal entities, regardless of where the depositor resides.  It will apply to deposits held in any currency.

For deposits of $1 million or under, the deposit guarantee will be free.  From 28 November 2008, for deposits over $1 million, the first $1 million would be guaranteed for free and an eligible ADI will be able to obtain coverage under the deposit guarantee for amounts over $1 million, in return for a fee.  The $1 million threshold applies to the total amount of funds held by a depositor in (separate) deposit accounts with an eligible ADI.

The Financial System Legislation Amendment (Financial Claims Scheme and other Measures) Act 2008 has been enacted to facilitate the deposit guarantee.   The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of APRA’s financial claims scheme costs.  The levy is imposed on liabilities of ADIs to their deposits and cannot be more than 0.5% of the amount of those liabilities.

The Australian Government has also announced that it will guarantee the wholesale term funding of eligible ADIs.  The wholesale funding guarantee facility will be extended, by application, on an issue-by-issue basis for senior unsecured debt instruments in all major currencies with a term of up to 60 months issued domestically or offshore.  The Australian Government has announced that it will withdraw the facility once market conditions have normalised.

Fees will apply to the wholesale term funding guarantee and the guarantee deposits above the $1 million threshold.  A different fee will apply to eligible ADIs based on their credit rating.  The fee will apply to St.George, based on its current rating by Standard and Poor’s of A+ is 100 basis points (1.00%) per annum.  The fees will be levied on a monthly or quarterly basis depending on the liability.

The Australian Government has announced that the deposit and wholesale funding guarantee scheme will be reviewed on an ongoing basis and revised if necessary.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

DIRECTOR’S DECLARATION

FOR THE YEAR ENDED 30 SEPTEMBER 2008

In the opinion of the Directors of St.George Bank Limited (the Bank)

(1)	(a)	the financial statements and notes are in accordance with the Corporations Act 2001, including:

(i)

giving a true and fair view of the financial position of the Bank and the Group as at 30 September 2008 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

	(b)	there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

(2)

there are reasonable grounds to believe that the Bank and the controlled entities identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to ASIC Class Order 98/1418.

(3)

the Directors have been given the declarations by the Managing Director and Chief Executive Officer and Chief Financial Officer for the financial year ended 30 September 2008 pursuant to section 295A of the Corporations Act 2001.

For and on behalf of the Board of Directors and in accordance with a resolution of the Directors.

J S Curtis

Chairman

P A Fegan

Managing Director and CEO

Dated at Sydney, New South Wales

4 November 2008

Independent auditor’s report to the members of St.George Bank Limited

Report on The financial report

We have audited the accompanying financial report of St.George Bank Limited (“the Bank”), which comprises the balance sheets as at 30 September 2008, and the income Statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 45 and the directors’ declaration set out on pages 42 to 119 of the Group comprising the Bank and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the Bank are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair -presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Bank’s and the Group’s financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

(a)	the financial report of St.George Bank Limited is in accordance with the Corporations Act 2001, including:

	(i)	giving a true and fair view of the Bank’s and the Group’s financial position as at 30 September 2008 and of their performance for the year ended on that date;

	(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 1(a)

Report on the remuneration report

We have audited the remuneration report included on pages 16 to 34 of the directors’ report for the year ended 30 September 2008. The Directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards.

Auditor’s opinion

In our opinion, the remuneration report of the Bank for the year ended 30 September 2008, complies with Section 300A of the Corporations Act 2001.

KPMG

P M Reid

Partner

Sydney

4 November 2008

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – CAPITAL ADEQUACY

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Capital adequacy has been calculated in accordance with APRA’s AIFRS regulatory requirements that applied from 1 July 2006.  Under APRA’s capital adequacy rules, captive lenders mortgage insurers, funds management, life insurance and securitisation asset managers are excluded from the calculation of risk-weighted assets.  Controlled entities involved in these activities are deconsolidated for the purposes of calculating capital adequacy.

In accordance with these rules, the Bank’s equity investment in its captive lenders mortgage insurer, St.George Insurance Australia Pty Limited, is deducted from Tier 1 capital.  The intangible component of the Bank’s investment in Asgard Wealth Solutions Limited is deducted from Tier 1 capital.  The tangible component of the Bank’s investment in Crusade Management Limited, St.George Life Limited, Advance Asset Management and Asgard Wealth Solutions are deducted from total Tier 1 and Tier 2 capital.  Any profits from these entities are excluded from Tier 1 capital unless they have been remitted to the Bank.

Qualifying capital

	Consolidated
	2008	2007
	$M	$M

Tier 1
Share capital	5,123	4,041
General reserve	15	15
Borrowers’ and depositors’ redemption reserve	2	2
SAINTS	345	345
Step-up preference shares	148	148
Converting preference shares (CPS I)	320	320
Converting preference shares (CPS II)	392	—
Minority interests	7	6
Other reserves	(4)	1
Equity compensation reserve	55	41
Retained earnings	1,250	1,086
Less: Expected dividend (1)	(482)	—
Capitalised expenses	(427)	(358)
Goodwill and other APRA deductions	(1,804)	(1,701)
Add: APRA AIFRS transition adjustments (2)	—	261
Total Tier 1 capital	4,940	4,207

Tier 2
Asset revaluations	20	23
Subordinated debt	2,470	1,890
General reserve for credit losses/collective provision	404	313
Add: APRA AIFRS transition adjustments (2)	—	7
Total Tier 2 capital	2,894	2,233

Deductions
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	42	27
Other	31	1
Total deductions from capital	73	28

Total qualifying capital	7,761	6,412

Total risk weighted assets	75,162	63,226

Risk weighted capital adequacy ratios	%	%
Tier 1	6.6	6.7
Tier 2	3.9	3.5
Deductions	(0.1)	—
Total capital ratio	10.4	10.2

(1)	Net of estimated reinvestment under the dividend reinvestment plan.

(2)

Transitional relief adjustment approved by APRA expired on 1 January 2008. The transitional relief represented the difference between the Group’s previous GAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – CAPITAL ADEQUACY

FOR THE YEAR ENDED 30 SEPTEMBER 2008

Risk Weighted Assets

CAPITAL ADEQUACY

	Face value	Risk	Risk weighted balance
	2008	weight	2008	2007
	$M	%	$M	$M
(i) On balance sheet assets
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries	4,003	—	—	—
Longer term claims on Australian Commonwealth, State and Territory governments	—	10	—	—
Claims on local governments, public sector entities, Authorised Deposit Taking Institutions	1,153	20	231	498
Loans secured by residential property	67,606	50	33,803	28,014
All other assets	36,933	100	36,933	31,459
Total on Balance Sheet assets (1) - credit risk	109,695		70,967	59,971

	Face value	Credit equivalent	Risk weighted balance
	2008	2008	2008		2007
	$M	$M	$M		$M
(ii) Off balance sheet exposures
Direct credit substitutes	1,144	1,144	1,144		1,019
Trade and performance related items	235	53	53		36
Commitments	23,644	1,500	1,071		968
Foreign exchange, interest rate and other market related transactions	247,417	2,966	682		507
Total off balance sheet exposures - credit risk	272,440	5,663	2,950		2,530

Risk weighted assets - credit risk			73,917		62,501
Risk weighted assets - market risk			1,245		725

Total risk weighted assets			75,162		63,226

Capital adequacy ratio
Risk weighted capital adequacy ratios				%		%
Tier 1			6.6		6.7
Tier 2			3.9		3.5
Deductions			(0.1)		—
Total capital ratio			10.4		10.2

(1)

The difference between total on balance sheet assets and the Group’s balance sheet results from the alternative treatment prescribed by APRA for items such as goodwill, provisions for bad and doubtful debts and securitisation.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

CLASSES OF SHARES ON ISSUE

The Bank has seven classes of shares on issue:

•           fully paid ordinary shares;

•           SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities);

•           SPS (Step-Up Preference Shares), a non-cumulative unsecured preference share;

•           CPS (Converting Preference Shares), a non-cumulative unsecured converting preference share;

•           CPS II (Converting Preference Shares II), a non-cumulative unsecured converting preference share;

•           unpaid borrower shares; and

•           unpaid depositor shares.

Further details are contained within the accompanying ‘Notes to and forming part of the accounts’ and later in this section.

The rights and restrictions attached to all classes are contained within the Bank’s Constitution, consisting of its Memorandum and Articles of Association, a copy of which is available to any shareholder on written request to either St.George’s share registry (Computershare Investor Services Pty Limited), or its registered office.  Contact details are inside the back cover of this report.

VOTING RIGHTS

Subject to the Bank’s Constitution, at general meetings of the Bank:

a)	each ordinary shareholder entitled to vote may either vote in person, by proxy, by attorney or, where a body corporate, by representative;
b)	on a show of hands, each ordinary shareholder present in person, by proxy, attorney or representative has one vote; and
c)

on a poll, each ordinary shareholder present in person, by proxy, representative or attorney shall have one vote for every ordinary share held by that shareholder. In the case of joint holdings, only one joint holder may vote and if both joint holders attend the meeting only the first named in the register of shareholders may vote.

SAINTS, SPS, CPS and CPS II holders will be entitled to attend general meetings of the Bank, but will not be entitled to speak or vote except in limited circumstances prescribed by the ASX Listing Rules.  Borrower and depositor shareholders will be entitled to attend general meetings, but will not be entitled to speak or vote.  Full details of voting entitlements for all classes of shareholder are contained within the Bank’s Constitution.

VOTING BY PROXY

The Board strongly encourages shareholders who are not able to attend meetings to participate in the decision making process through the completion and return of proxies.  If a shareholder appoints a proxy and still attends the meeting, they may not vote unless he or she revokes the proxy prior to the commencement of the meeting.

Corporate shareholders may:

•              appoint a representative; or

•              appoint a proxy;

to represent them at meetings.

If a representative of a corporate security holder or proxy is to attend the meeting, the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Bank’s share registry and must be returned to either the Bank’s share registry or its registered office (or by specified facsimile numbers at such places), no later than 48 hours before the meeting.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

AUSTRALIAN SECURITIES EXCHANGE LISTING

The Bank’s ordinary shares, SAINTS, SPS, CPS and CPS II are quoted on the Australian Securities Exchange (ASX) with Sydney being the Bank’s home exchange.  The stock codes under which these shares trade are:

•                  ‘SGB’ for ordinary;

•                  ‘SGBPA’ for SAINTS;

•                  ‘SGBPC’ for SPS;

•                  ‘SGBPD’ for CPS and

•                  ‘SGBPE’ for CPS II.

Trading results are published in most Australian daily newspapers.

Option contracts against the ordinary shares of the Bank are traded on the ASX Derivatives Market.  Further information can be obtained from ASX Derivatives or a stockbroker.

In the United States, the Bank’s ordinary shares may be traded in the form of American Depository Receipts issued through Deutsche Bank.  Further enquiries should be directed to Deutsche Bank.  Contact details are inside the back cover of this report.

Shareholders or other interested parties wishing to trade in St.George shares on the ASX must do so through a stockbroker.  The Corporate Relations office of the ASX can arrange a referral for persons who have had no prior dealings with a stockbroker.

INVESTOR INFORMATION ON THE INTERNET

Visit our Shareholder Centre section on the St.George website (www.stgeorge.com.au) for comprehensive shareholder information such as the Annual Reports, profit announcements, News and ASX releases, current share price as well as access to your shareholding online.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

RANGE OF SHARES AS AT 21 OCTOBER 2008

	ORDINARY SHARES			SAINTS			SPS			CPS			CPS II
	No. of	No. of Ordinary	Percentage	No. of	No. of	Percentage	No. of		Percentage	No. of		Percentage	No. of	No. of CPS	Percentage
Range of Shareholdings	Shareholdings	Shares	of Total	Shareholdings	SAINTS	of Total	Shareholdings	No. of SPS	of Total	Shareholdings	No. of CPS	of Total	Shareholdings	II	of Total
1 – 1,000	86,770	37,782,049	6.67	8,384	1,660,750	47.45	1,030	356,876	23.79	7,901	1,501,270	46.19	8,820	1,826,010	45.65
1,001 – 5,000	54,078	119,225,083	21.05	262	484,208	13.83	67	167,844	11.19	227	501,825	15.44	360	784,797	19.62
5,001 – 10,000	8,057	56,148,573	9.91	19	144,370	4.12	7	60,153	4.01	18	131,654	4.05	26	202,195	5.05
10,001 – 100,000	5,183	110,302,502	19.47	15	455,863	13.03	14	549,549	36.64	20	626,134	19.27	24	786,632	19.67
100,001 – and over	175	243,071,060	42.90	4	754,809	21.57	2	365,578	24.37	3	489,117	15.05	3	400,366	10.01
Total	154,263	566,529,267	100.00	8,684	3,500,000	100.00	1,120	1,500,000	100.00	8,169	3,250,000	100.00	9,233	4,000,000	100.00

There were 1,709 shareholders who held less than a marketable parcel of ordinary shares that equates to a market value of less than $500 based on the market price as at 21 October 2008.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

LIMITATION OF SHARE OWNERSHIP

The Constitution of the Bank imposes a prohibition on the ownership of more than ten percent (10%) of the issued shares in the Bank.  From 1 July 2002, an amendment to the Constitution relating to the ten percent (10%) shareholding limitation, may be effected by a special resolution of shareholders holding seventy-five percent (75%) or more of the Bank’s ordinary shares voting in favour of the amendment whether in person or by proxy.

The Financial Sector (Shareholdings) Act also contains shareholding limitations.

LISTINGS

The ordinary and preference shares of the Bank are traded on the Australian Securities Exchange (ASX), with Sydney being the Bank’s home exchange.  The ASX code under which the ordinary shares, SAINTS, SPS, CPS and CPS II are traded is ‘SGB’, ‘SGBPA’, ‘SGBPC’, ‘SGBPD’ and ‘SGBPE’ respectively.  Share details of trading activity are published in most daily newspapers.  The Bank also has the following Transferable Deposits issues listed on the ASX:

A$400 million Fixed Rate 6.00% Transferable Deposits due April 2011 under code SGBHA

A$980 million Floating Rate Transferable Deposits due April 2011 under code SGBHB

A$150 million Fixed Rate 6.25% Transferable Deposits due November 2011 under code SGBHC

A$450 million Floating Rate Transferable Deposits due November 2011 under code SGBHD

A$900 million Floating Rate Transferable Deposits due August 2009 under code SGBHE

A$1 billion Floating Rate Transferable Deposits due March 2009 under code SGBHF

St.George also has a EUR$15 billion Euro Note Programme listed on the London Stock Exchange Limited.  The following Notes are listed under the Programme:

JPY8 billion Floating Rate Notes due October 2008

JPY3 billion Floating Rate Notes due November 2008

EUR50 million Floating Rate Notes due December 2008

JPY1 billion 0.32% Notes due December 2008

JPY11 billion Floating Rate Notes due February 2009

JPY10 billion Floating Rate Notes due February 2009

GBP45 million Floating Rate Notes due March 2009

EUR750 million Floating Rate Notes due August 2009

US$20 million Floating Rate Notes due October 2009

EUR50 million Floating Rate Notes due December 2009

EUR500 million Floating Rate Notes due January 2010

US$500 million Floating Rate Notes due February 2010

CHF250 million Floating Rate Notes due March 2010

EUR750 million Floating Rate Notes due June 2010

JPY1.25 billion 0.706% Notes due November 2010

JPY1 billion 0.6925% Notes due December 2010

GBP375 million Floating Rate Notes due January 2011

EUR700 million Floating Rate Notes due June 2011

EUR20 million 4.245% Notes due April 2012

EUR600 million 4.875% Notes due July 2012

EUR900 million 6.5% Notes due June 2013

EUR30 million Floating Rate Notes due August 2013

EUR250 million Floating sub Rate Notes due November 2015

CAD250 million 4.65% sub Notes due April 2017

SUBSTANTIAL SHAREHOLDERS

St.George has not been provided with a Notice of substantial shareholding during its 2007/2008 financial year.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

TOP 20 SHAREHOLDERS AS AT 21 OCTOBER 2008

ORDINARY SHARES

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	55,976,895	9.88
HSBC Custody Nominees (Australia) Limited	51,038,250	9.01
National Nominees Limited	37,043,536	6.54
ANZ Nominees Limited	12,486,497	2.20
Citicorp Nominees Pty Limited	8,676,156	1.53
Cogent Nominees Pty Limited	7,059,186	1.25
AMP Life Limited	4,478,918	0.79
Australian Reward Investment Alliance	3,349,956	0.59
Australian Foundation Investment Company Limited	2,543,663	0.45
Argo Investments Limited	2,526,137	0.45
Perpetual Trustee Company Limited	2,502,450	0.44
Queensland Investment Corporation	2,433,785	0.43
UBS Wealth Management Australia Nominees Pty Ltd	2,203,444	0.39
Milton Corporation Limited	2,009,221	0.35
UBS Nominees Pty Ltd	1,570,091	0.28
CS Fourth Nominees Pty Ltd	1,560,278	0.28
RBC Dexia Investor Services Australia Nominees Pty Limited	1,543,364	0.27
Citicorp Nominees Pty Limited	1,500,525	0.26
Pan Australian Nominees Pty Limited	1,455,542	0.26
RBC Dexia Investor Services Australia Nominees Pty Limited	1,272,151	0.22

The top 20 ordinary shareholders held 35.87% of all ordinary shares issued.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

SAINTS

Shareholder	Number of SAINTS Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	269,125	7.69
AMP Life Limited	200,859	5.74
HSBC Custody Nominees (Australia) Limited	179,825	5.14
ANZ Nominees Limited	105,000	3.00
UBS Wealth Management Australia Nominees Pty Ltd	91,433	2.61
RBC Dexia Investor Services Australia Nominees Pty Limited	64,602	1.85
National Nominees Limited	58,468	1.67
ANZ Nominees Limited	46,831	1.34
Cambooya Pty Limited	24,087	0.69
Australian Executor Trustees Limited	20,825	0.60
The Australian National University	20,000	0.57
Lutovi Investments Pty Ltd	20,000	0.57
High Family Super Pty Ltd	18,900	0.54
De La Salle Brothers	17,898	0.51
Questor Financial Services Limited	16,965	0.48
Ecapital Nominees Pty Limited	15,977	0.46
Elise Nominees Pty Limited	14,371	0.41
Peroda Nominees Pty Limited	13,506	0.39
Argo Investments Limited	12,000	0.34
M&R Shell (Holdings) Pty Ltd	10,000	0.29

The top 20 SAINTS holders held 34.89% of all SAINTS issued.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

SPS

Shareholder	Number of SPS Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	224,972	15.00
HSBC Custody Nominees (Australia) Limited	140,606	9.37
National Nominees Limited	75,614	5.04
Citicorp Nominees Pty Limited	72,500	4.83
UBS Wealth Management Australia Nominees Pty Ltd	63,960	4.26
The Australian National University	60,000	4.00
HSBC Custody Nominees (Australia) Limited	52,459	3.50
Dimbulu Pty Ltd	51,000	3.40
UCA Cash Management Fund Limited	50,000	3.33
ANZ Nominees Limited	25,588	1.71
Questor Financial Services Limited	23,563	1.57
Mr Edward Furnival Griffin and Mrs Deborah Ann Griffin	20,780	1.39
RBC Dexia Investor Services Australia Nominees Pty Limited	19,653	1.31
Elise Nominees Pty Limited	13,773	0.92
Mrs Janette Mary Waterhouse	10,400	0.69
RBC Dexia Investor Services Australia Nominees Pty Limited	10,259	0.68
Baptist Community Services – NSW & ACT	10,000	0.67
Invia Custodian Pty Limited	10,000	0.67
Equity Trustees Limited	9,918	0.66
Citicorp Nominees Pty Limited	9,900	0.66

The top 20 SPS holders held 63.66% of all SPS issued.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

CPS

Shareholder	Number of CPS Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	194,852	6.00
UBS Nominees Pty Ltd	171,622	5.28
National Nominees Limited	122,643	3.77
UBS Wealth Management Australia Nominees Pty Ltd	91,281	2.81
ANZ Nominees Limited	87,203	2.68
Citicorp Nominees Pty Limited	65,709	2.02
Citicorp Nominees Pty Limited	65,000	2.00
HSBC Custody Nominees (Australia) Limited	37,693	1.16
UCA Cash Management Fund Ltd	35,000	1.08
The Australian National University	30,000	0.92
RBC Dexia Investor Services Australia Nominees Pty Limited	22,447	0.69
Questor Financial Services Limited	22,332	0.69
Invia Custodian Pty Limited	20,163	0.62
Mr Woody Fattal	20,000	0.62
Lord Mayor’s Charitable Fund	19,425	0.60
ANZ Trustees Limited	18,250	0.56
Taverner No 11 Pty Ltd	17,500	0.54
Argo Investments Limited	15,000	0.46
Resthaven Incorporated	15,000	0.46
Equity Trustees Limited	13,000	0.40

The top 20 CPS holders held 33.36% of all CPS issued.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

CPS II

Shareholder	Number of CPS II Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	169,445	4.24
Citicorp Nominees Pty Limited	120,000	3.00
National Nominees Limited	110,921	2.77
ANZ Nominees Limited	95,261	2.38
UBS Wealth Management Australia Nominees Pty Ltd	86,312	2.16
RBC Dexia Investor Services Australia Nominees Pty Limited	68,425	1.71
HSBC Custody Nominees (Australia) Limited	58,124	1.45
UBS Nominees Pty Ltd	50,215	1.26
Koll Pty Ltd	50,000	1.25
UCA Cash Management Fund Ltd	46,000	1.15
Avanteos Investments Limited	33,789	0.84
The Australian National University	30,000	0.75
Count Financial Limited	30,000	0.75
Australian Foundation Investment Company Limited	25,000	0.63
RBC Dexia Investor Services Australia Nominees Pty Limited	21,068	0.53
Netwealth Investments Limited	20,118	0.50
ANZ Nominees Limited	20,000	0.50
DB & VC Sutton Pty Limited	20,000	0.50
Citicorp Nominees Pty Limited	18,591	0.46
Australian Executor Trustees Limited	18,419	0.46

The top 20 CPS II holders held 27.29% of all CPS II issued.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

DOMICILE OF SHAREHOLDINGS AS AT 21 OCTOBER 2008

	ORDINARY SHARES		SAINTS		SPS		CPS		CPS II
	No. of	Total No. of	No. of	Total No. of	No. of	Total No. of	No. of	Total No. of	No. of	Total No. of
Locality	shareholders	shares held	shareholders	shares held	shareholders	shares held	shareholders	shares held	shareholders	shares held

Australian Capital Territory	4,857	8,835,427	288	115,881	24	68,646	279	75,523	318	118,825
New South Wales	76,144	360,191,517	4,239	1,844,681	437	789,976	3,801	1,373,283	4,143	1,792,085
Northern Territory	362	305,419	7	493	—	—	11	1,326	15	2,255
Queensland	15,859	28,150,181	893	257,564	121	62,776	728	174,650	698	197,311
South Australia	11,401	20,055,797	548	178,632	61	36,638	453	158,072	485	133,837
Tasmania	1,560	2,328,084	124	34,672	10	2,769	96	18,672	209	37,563
Victoria	33,917	133,026,767	1,947	910,593	409	523,970	2,427	1,367,160	2,784	1,583,042
Western Australia	8,771	10,904,353	619	151,614	57	15,075	369	79,851	577	133,502
Domestic Total	152,871	563,797,545	8,665	3,494,130	1,119	1,499,850	8,164	3,248,537	9,229	3,998,420
Overseas Total	1,392	2,731,722	19	5,870	1	150	5	1,463	4	1,580
Total	154,263	566,529,267	8,684	3,500,000	1,120	1,500,000	8,169	3,250,000	9,233	4,000,000

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

FIVE YEAR HISTORY OF SHARE ISSUES AND DIVIDENDS

ORDINARY SHARES

History of shares issued

Date of Issue	Details	Shares Issued	Issue/ DRP Price ($)
	Balance at 1 October 2003	505,592,816
21/11/03	Employee Reward Share Plan	312,571	20.07
19/12/03	Dividend Reinvestment Plan	3,250,056	19.44
02/07/04	Dividend Reinvestment Plan	3,985,496	22.02
Oct 03 – Sep 04	Exercise of Employee Options	30,000	Various
Oct 03 – Sep 04	Exercise of Employee Awards	617,111	Various
19/11/04	Employee Reward Share Plan	288,763	24.25
17/12/04	Dividend Reinvestment Plan	2,893,267	24.45
04/07/05	Dividend Reinvestment Plan	2,496,221	26.02
Oct 04 – Sep 05	Exercise of Employee Options	338,270	Various
Oct 04 – Sep 05	Exercise of Employee Awards	602,893	Various
18/11/05	Employee Reward Share Plan	241,366	29.03
14/12/05	Dividend Reinvestment Plan	4,482,131	28.38
21/02/06	Share Buy-Back (Cancelled Shares)	(11,677,657)	25.69
21/02/06	Conversion of PRYMES	10,309,170	29.82
04/07/06	Dividend Reinvestment Plan	2,033,263	28.93
Oct 05 – Sep 06	Exercise of Employee Options	513,522	Various
Oct 05 – Sep 06	Exercise of Employee Awards	269,314	Various
17/11/06	Employee Reward Share Plan	219,878	33.89
19/12/06	Dividend Reinvestment Plan	2,330,709	32.33
03/07/07	Dividend Reinvestment Plan	1,879,122	35.55
06/07/07	Redemption of Perpetual Notes	407,280	35.58
Oct 06 – Sep 07	Exercise of Employee Options	926,990	Various
Oct 06 – Sep 07	Exercise of Employee Awards	219,756	Various
16/11/07	Employee Reward Share Plan	191,802	37.17
26/11/07	Private Share Placement	21,900,000	35.00
18/12/07	Dividend Reinvestment Plan	2,203,980	34.62
07/03/08	Share Purchase Plan	3,452,467	24.72
02/07/08	Dividend Reinvestment Plan	5,464,129	27.79
Oct 07 – Sep 08	Exercise of Employee Options	503,891	Various
Oct 07 – Sep 08	Exercise of Employee Awards	250,690	Various
	Balance at 30 September 2008	566,529,267

History of dividends

Date Paid	Type	Franking	Rate (cents)	DRP ($)
02/07/02	Interim	30%	38	19.22
13/12/02	Final	30%	42	18.18
02/07/03	Interim	30%	45	21.48
19/12/03	Final	30%	50	19.44
02/07/04	Interim	30%	60	22.02
17/12/04	Final	30%	62	24.45
04/07/05	Interim	30%	67	26.02
14/12/05	Final	30%	70	28.38
04/07/06	Interim	30%	74	28.93
19/12/06	Final	30%	77	32.33
03/07/07	Interim	30%	82	35.55
18/12/07	Final	30%	86	34.62
02/07/08	Interim	30%	88	27.79

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY INFORMATION – INFORMATION REGARDING SHAREHOLDINGS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

SAINTS

Date Paid

Details

13/08/03	Initial issue of 3,500,000 SAINTS. Issue price $100.00.
22/11/04	Quarterly Dividend of $1.3146, fully franked at 30%
21/02/05	Quarterly Dividend of $1.1677, fully franked at 30%
20/05/05	Quarterly Dividend of $1.2033, fully franked at 30%
22/08/05	Quarterly Dividend of $1.2412, fully franked at 30%
21/11/05	Quarterly Dividend of $1.2268, fully franked at 30%
20/02/06	Quarterly Dividend of $1.2289, fully franked at 30%
22/05/06	Quarterly Dividend of $1.1868, fully franked at 30%
21/08/06	Quarterly Dividend of $1.2774, fully franked at 30%
20/11/06	Quarterly Dividend of $1.3268, fully franked at 30%
20/02/07	Quarterly Dividend of $1.3598, fully franked at 30%
21/05/07	Quarterly Dividend of $1.3157, fully franked at 30%
20/08/07	Quarterly Dividend of $1.3586, fully franked at 30%
20/11/07	Quarterly Dividend of $1.4371, fully franked at 30%
20/02/08	Quarterly Dividend of $1.5047, fully franked at 30%
20/05/08	Quarterly Dividend of $1.5810, fully franked at 30%
20/08/08	Quarterly Dividend of $1.5932, fully franked at 30%
20/11/08	Quarterly Dividend of $1.5244, fully franked at 30%

SPS

Date Paid

Details

20/06/06	Initial issue of 1,500,000 SPS. Issue price $100.00.
21/08/06	Quarterly Dividend of $0.8277, fully franked at 30%
20/11/06	Quarterly Dividend of $1.2827, fully franked at 30%
20/02/07	Quarterly Dividend of $1.3157, fully franked at 30%
21/05/07	Quarterly Dividend of $1.2730, fully franked at 30%
20/08/07	Quarterly Dividend of $1.3145, fully franked at 30%
20/11/07	Quarterly Dividend of $1.3930, fully franked at 30%
20/02/08	Quarterly Dividend of $1.4606, fully franked at 30%
20/05/08	Quarterly Dividend of $1.5379, fully franked at 30%
20/08/08	Quarterly Dividend of $1.5491, fully franked at 30%
20/11/08	Quarterly Dividend of $1.4803, fully franked at 30%

CPS

Date Paid	Details
19/12/06	Initial issue of 3,250,000 CPS. Issue price $100.00.
21/05/07	Quarterly Dividend of $1.2901, fully franked at 30%
20/08/07	Quarterly Dividend of $1.3321, fully franked at 30%
20/11/07	Quarterly Dividend of $1.4106, fully franked at 30%
20/02/08	Quarterly Dividend of $1.4782, fully franked at 30%
20/05/08	Quarterly Dividend of $1.5551, fully franked at 30%
20/08/08	Quarterly Dividend of $1.5668, fully franked at 30%
20/11/08	Quarterly Dividend of $1.4980, fully franked at 30%

CPS II

Date Paid

Details

28/12/07	Initial issue of 4,000,000 CPS II. Issue price $100.00
20/02/08	Quarterly Dividend of $0.9184, fully franked at 30%
20/05/08	Quarterly Dividend of $1.6242, fully franked at 30%
20/08/08	Quarterly Dividend of $1.6373, fully franked at 30%
20/11/08	Quarterly Dividend of $1.5685, fully franked at 30%

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

CONTACT DETAILS

FOR THE YEAR ENDED 30 SEPTEMBER 2008

ABN	CONTACT DETAILS

EMAIL/INTERNET

St.George Bank Limited ABN 92 055 513 070 AFSL 240997 KEY DATES Annual General Meeting (Sydney) 30 January 2009

ST.GEORGE REGISTERED OFFICE

St.George House 4-16 Montgomery Street Kogarah NSW 2217, Australia Telephone  (02) 9236 1111 International  (612) 9236 1111 Facsimile  (02) 9952 1000

Secretary: M H S Bowan

EMAIL/INTERNET

  Email:  stgeorge@stgeorge.com.au   Internet:  www.stgeorge.com.au

AUDITORS

KPMG 10 Shelley Street Sydney NSW 2000

Announcement of Results and		CREDIT RATINGS
Ordinary Dividend	ST.GEORGE SHARE REGISTRY
	Computershare Investor Services Pty		SHORT TERM	LONG TERM
Interim (half year ended 31 March 2009)	Limited Level 3, 60 Carrington Street	Standard and Poor’s	A-1	A+
6 May 2009*	Sydney NSW 2000	Moody’s	P-1	Aa2
Final (year ended 30 September 2009)	Postal Address: GPO Box 4519	Fitch Ratings	F1	A+
30 October 2009*	Melbourne VIC 3001, Australia

Ordinary Shares

Final Dividend (2008) paid 18 December 2008

•                 Ex-dividend trading 18 November 2008

•                 Record date 24 November 2008

Interim Dividend (2009) paid 2 July 2009*

•                 Ex-dividend trading 1 June 2009*

•                 Record date 5 June 2009*

SAINTS, SPS, CPS and CPS II

Payment date 20 February 2009*

•                 Ex-dividend trading 2 February 2009*

•                 Record date 6 February 2009*

Payment date 20 May 2009*

•                 Ex-dividend trading 30 April 2009*

•                 Record date 6 May 2009*

Payment date 20 August 2009*

•                 Ex-dividend trading 31 July 2009*

•                 Record date 6 August 2009*

Payment date 20 November 2009*

•                 Ex-dividend trading 30 October 2009*

•                 Record date 6 November 2009*

Telephone 1800 804 457

International  (613) 9415 4000

Facsimile  (613) 9473 2500

BANKSA

97 King William Street

Adelaide SA  5000

Customer Service 13 13 76

ADVANCE INVESTOR SERVICES

Level 5, 182 George Street

Sydney NSW 2000

Customer Service 1800 819 935

ASGARD CAPITAL MANAGEMENT LIMITED

Level 38, Central Park

152 St.George’s Terrace

Perth WA 6000

Customer Service 1800 998 185

DEUTSCHE BANK

(American Depository Receipts)

Depository Receipts Department

Floor 27, 60 Wall Street

New York, NY,  USA

Telephone  (1 212) 250 9100

*  proposed dates only